   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 10, 1997



                                                      REGISTRATION NO. 333-38389

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          PENWEST PHARMACEUTICALS CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            WASHINGTON                           2834                           91-1513032
 (STATE OR OTHER JURISDICTION OF     (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)     CLASSIFICATION CODE NUMBER)          IDENTIFICATION NUMBER)

                                 2981 ROUTE 22
                            PATTERSON, NY 12563-9970
                                 (914) 878-3414

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                TOD R. HAMACHEK
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          PENWEST PHARMACEUTICALS CO.
                                 2981 ROUTE 22
                            PATTERSON, NY 12563-9970
                                 (914) 878-3414

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:

      STEVEN D. SINGER, ESQ.        EDMUND O. BELSHEIM, JR., ESQ.         LESLIE E. DAVIS, ESQ.
        HALE AND DORR LLP            PENWEST PHARMACEUTICALS CO.     TESTA, HURWITZ & THIBEAULT, LLP
         60 STATE STREET                    2981 ROUTE 22                   HIGH STREET TOWER
         BOSTON, MA 02109              PATTERSON, NY 12563-9970              125 HIGH STREET
          (617) 526-6000                    (914) 878-3414                   BOSTON, MA 02110
                                                                              (617) 248-7000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. [ ]
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES
     MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY
     NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 10, 1997


        [PENWEST PHARMACEUTICALS CO. LOGO]  PENWEST PHARMACEUTICALS CO.

                                2,500,000 SHARES


                                  COMMON STOCK

     All of the 2,500,000 shares of Common Stock offered hereby are being sold by Penwest Pharmaceuticals Co. ("Penwest" or the "Company"), which is a wholly-owned subsidiary of Penford Corporation (previously known as PENWEST, LTD., "Penford"). Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price.

     Upon completion of this offering, Penford will own approximately 85.3% (approximately 83.5% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock of the Company. Penford has announced its intent, subject to the satisfaction of certain conditions, to divest its ownership interest in the Company by means of a tax-free distribution to its shareholders, which is anticipated to occur in the second quarter of 1998. See "Background of the Planned Spin-off," "Principal Shareholders" and "Arrangements Between the Company and Penford."

                         -------------------------------------------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                         -------------------------------------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
 THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

===================================================================================================
                                                                UNDERWRITING
                                               PRICE TO         DISCOUNTS AND       PROCEEDS TO
                                                PUBLIC           COMMISSIONS        COMPANY(1)
---------------------------------------------------------------------------------------------------
Per Share................................. $                 $                  $
---------------------------------------------------------------------------------------------------
Total(2).................................. $                 $                  $
===================================================================================================

(1) Before deducting expenses payable by the Company, estimated at $1,000,000.

(2) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 375,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and
    Proceeds to Company will be $          , $          and $          ,
    respectively.

                         -------------------------------------------------------

     The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of BancAmerica Robertson Stephens, San Francisco,
California, on or about             , 1997.

BANCAMERICA ROBERTSON STEPHENS                      SBC WARBURG DILLON READ INC.

                The date of this Prospectus is           , 1997

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C. 20549 (the "Commission"), a Registration Statement on Form S-1 (including all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement including exhibits, schedules and reports filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission in Washington, D.C., and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

     UNTIL                , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
                            ------------------------

                               TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----
Additional Information................................................................    2
Summary...............................................................................    4
Background of the Planned Spin-off....................................................    6
Risk Factors..........................................................................    7
Use of Proceeds.......................................................................   19
Dividend Policy.......................................................................   19
Capitalization........................................................................   20
Dilution..............................................................................   21
Selected Financial Data...............................................................   22
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..........................................................................   23
Business..............................................................................   27
Management............................................................................   50
Certain Transactions..................................................................   59
Principal Shareholder.................................................................   60
Arrangements Between the Company and Penford..........................................   62
Description of Capital Stock..........................................................   67
Shares Eligible for Future Sale.......................................................   69
Underwriting..........................................................................   71
Legal Matters.........................................................................   73
Experts...............................................................................   73
Index to Financial Statements.........................................................  F-1


                            ------------------------

     The Company was incorporated under the name Edward Mendell Co., Inc. in the State of Washington in February 1991 as a wholly-owned subsidiary of Penford (formerly known as PENWEST, LTD.) and has changed its name to Penwest Pharmaceuticals Co. The Company's executive offices are located at 2981 Route 22, Patterson, NY 12563-9970. The Company's telephone number is (914) 878-3414.

     TIMERx(R), EMCOCEL(R), EXPLOTAB(R), EMDEX(R), EMCOMPRESS(R) and CANDEX(R) are registered trademarks of the Company, and PROSOLV SMCC(TM) is a trademark of the Company. Other tradenames and trademarks appearing in this Prospectus are the property of their respective owners.

                                    SUMMARY

    This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

    The following summary is qualified in its entirety by the more detailed information, including "Risk Factors," and the Financial Statements and Notes thereto, appearing elsewhere in this Prospectus.

                                  THE COMPANY

    Penwest is engaged in the research, development and commercialization of novel drug delivery technologies. Based on its extensive experience in developing and manufacturing tabletting ingredients for the pharmaceutical industry, the Company has developed its proprietary TIMERx(R) controlled release drug delivery technology, which is applicable to a broad range of orally administered drugs. The Company has applied TIMERx technology to the development of oral formulations of generic versions of controlled release drugs and branded controlled release versions of immediate release drugs. Each of these formulations has been developed under a collaborative arrangement with a pharmaceutical company. In October 1997, the Company's collaborator, Leiras OY, a Finnish subsidiary of Schering AG ("Leiras"), received marketing approval in Finland for Cystrin CR(R) (oxybutynin) for the treatment of urinary incontinence. In May 1997, the Company's collaborator, Mylan Pharmaceuticals Inc. ("Mylan"), filed an Abbreviated New Drug Application ("ANDA") with the U.S. Food and Drug Administration (the "FDA") for the first generic version of the 30 mg dosage strength of Procardia XL(R) (nifedipine), a leading cardiovascular drug for angina and hypertension.

    The TIMERx drug delivery system is a hydrophilic matrix consisting primarily of two natural polysaccharides, xanthan and locust bean gums, in the presence of dextrose. The TIMERx system can precisely control the release of the active drug ingredient in a tablet by varying the relative proportion of the gums, the tablet coating and the tablet manufacturing process. The Company believes that the TIMERx controlled release system is a major advancement in oral drug delivery because it is applicable to a wide range of soluble and insoluble drugs of varying dosages, it offers drug developers a flexible pharmacokinetic profile, it is easy to scale up to commercial batch levels with consistent reproducibility, and controlled release drugs based on the TIMERx controlled release system can be manufactured cost effectively using existing equipment.

    Penwest's strategy is to establish collaborations with leading pharmaceutical companies to develop oral controlled release drugs. The Company believes that this strategy will create significant operating, marketing and financial advantages for the Company and will accelerate product development and commercialization. The Company currently has six generic controlled release products under development with three collaborators, Mylan, Kremers Urban Development Company, the generics division of Schwarz Pharma, Inc. ("Kremers") and Sanofi Winthrop International S.A. ("Sanofi"). All these products are currently in full-scale bioequivalence studies or clinical trials. Additionally, the Company has recently entered into a strategic alliance with Endo Pharmaceuticals Inc., formerly a division of Dupont Merck Pharmaceuticals ("Endo"), to develop jointly Numorphan TRx, a branded oral controlled release version of the narcotic analgesic oxymorphone.

    The Company is also an established manufacturer and distributor of excipients to the pharmaceutical and nutritional industries. Excipients are the inactive ingredients in tablets and capsules that enable tabletting of active drug ingredients by enhancing binding, lubrication and disintegration properties. The Company recently introduced ProSolv, a patented combination of microcrystalline cellulose ("MCC") and colloidal silicon dioxide, which the Company believes offers improvements over competing excipients in wet granulation and direct compression, the most common processes of manufacturing tabletted products in the pharmaceutical industry. In addition to ProSolv, the Company markets a broad line of 27 other excipient products. Revenues from the excipients business were $25.0 million for the year ended December 31, 1996.

                            SEPARATION FROM PENFORD

    The Company is a wholly-owned subsidiary of Penford (formerly known as PENWEST, LTD.). Penford has announced its intent, subject to the satisfaction of certain conditions, to divest its ownership interest in the Company by means of a tax-free distribution to its shareholders, which is anticipated to occur in the second quarter of 1998 (the "Spin-off"). Such conditions include receipt of a private letter ruling from the Internal Revenue Service ("IRS") or a written opinion from Ernst & Young LLP to the effect that, among other things, the Spin-off will qualify as a tax-free distribution. The Company and Penford will, prior to the completion of this offering, enter into agreements that govern various interim and ongoing relationships. See "Arrangements Between the Company and Penford."

                                  THE OFFERING

Common Stock Offered by the Company..........    2,500,000 shares
Common Stock Outstanding after the Offering..    17,038,282 shares(1)
Use of Proceeds..............................    For construction and equipping of a TIMERx
                                                 manufacturing facility, expansion of
                                                 existing laboratory facilities, working
                                                 capital and other general corporate
                                                 purposes. See "Use of Proceeds."
Proposed Nasdaq National Market Symbol.......    PPCO

                             SUMMARY FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                           -------------------------------     -------------------
                                            1994        1995        1996        1996        1997
                                           -------     -------     -------     -------     -------
STATEMENT OF OPERATIONS DATA:
Revenues.................................  $23,146     $25,089     $26,089     $19,958     $20,787
Cost of product sales....................   15,910      17,267      18,690      14,033      14,660
                                           -------     -------     -------     -------     -------
  Gross profit...........................    7,236       7,822       7,399       5,925       6,127
Selling, general and administrative
  expenses...............................    7,021       7,676       6,776       5,264       5,747
Research and development expenses........    2,322       2,719       3,723       2,636       2,994
Net loss.................................  $(2,629)    $(3,252)    $(3,864)    $(2,461)    $(3,175)
                                           =======     =======     =======     =======     =======
Net loss per share.......................  $ (0.18)    $ (0.22)    $ (0.27)    $ (0.17)    $ (0.22)
                                           =======     =======     =======     =======     =======
Weighted average shares outstanding......   14,538      14,538      14,538      14,538      14,538

                                                                         SEPTEMBER 30, 1997
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(2)
                                                                     --------     --------------
BALANCE SHEET DATA:
Cash and cash equivalents..........................................  $  1,088        $ 25,663
Working capital....................................................   (27,885)         34,193
Total assets.......................................................    37,380          61,955
Accumulated deficit................................................   (15,508)        (15,508)
Shareholders' equity (deficit).....................................    (8,078)         54,000

---------------
(1) Excludes 715,000 shares of Common Stock issuable upon the exercise of options to be granted to certain employees and directors on the date of this Prospectus at an exercise price equal to the initial public offering price. Also excludes an aggregate of 3,085,000 shares reserved for future grants or purchases pursuant to the Company's 1997 Equity Incentive Plan and 1997 Employee Stock Purchase Plan. See "Management -- Employee Benefit Plans" and
    Note 13 of Notes to Consolidated Financial Statements.

(2) As adjusted to reflect (i) the sale of the 2,500,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $11.00 per share and the receipt of the estimated net proceeds therefrom and
    (ii) the contribution by Penford to the capital of the Company, effective upon the closing of this offering, of the outstanding intercompany indebtedness of the Company to Penford as of the date of the closing of this offering (the "Penford Capital Contribution"). The intercompany indebtedness was $37,503,000 as of September 30, 1997. See "Use of Proceeds" and Note 6 of Notes to Consolidated Financial Statements.

     Unless otherwise indicated, all information contained in this Prospectus assumes no exercise of the Underwriters' over-allotment option, and reflects a 2,907.66-for-1 stock split of the shares of Common Stock effected on October 8, 1997.

                       BACKGROUND OF THE PLANNED SPIN-OFF

     Prior to this offering, Penford owned 100% of the Company's outstanding common stock, par value $0.001 per share (the "Common Stock"). Upon completion of this offering, Penford will own 85.3% (approximately 83.5% if the Underwriter's over-allotment option is exercised in full) of the Common Stock.

BACKGROUND OF THIS OFFERING AND THE SPIN-OFF

     In October 1997, Penford announced its intent, subject to the satisfaction of certain conditions, to divest its ownership interest in the Company by means of the Spin-off, which is anticipated to occur in the second quarter of 1998. By effecting the Spin-off, Penford would separate its pharmaceutical business from its specialty chemical business for the paper and food industries. The Board of Directors of Penford (the "Penford Board") intends to conduct the Spin-off because it believes that the Spin-off will: (i) permit the managements of Penford and Penwest to focus on their respective core businesses without regard to the corporate objectives and policies of the other company; (ii) improve the near-term earnings of Penford by eliminating from Penford's results of operations the expenses associated with developing Penwest's TIMERx controlled release technologies; (iii) permit the financial community to focus separately on Penford and Penwest and their respective business opportunities; and (iv) enable Penwest to have greater access to capital to finance its business. The Company and Penford have entered into or will, on or prior to the completion of this offering, enter into agreements that govern various interim and ongoing relationships. See "Arrangements Between the Company and Penford."

CONDITIONS TO THE SPIN-OFF


     The Penford Board currently intends to effect the Spin-off in the second quarter of 1998. Under the Separation Agreement between Penford and Penwest, the Penford Board has the sole discretion to determine the date of consummation of the Spin-off at any time on or after April 1, 1998 and prior to the date six months after the closing of this offering. Following the date six months after the closing of this offering, the Penford Board will be obligated to effect the Spin-off as promptly as practicable, subject to the satisfaction, or waiver by the Penford Board, in its sole discretion, of certain conditions including: (i) a private letter ruling from the IRS shall have been obtained and shall continue in effect, or a written opinion from Ernst & Young LLP shall have been received, to the effect that, among other things, the Spin-off will qualify as tax-free for federal income tax purposes under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and such ruling or opinion shall be in form and substance satisfactory to Penford; (ii) any material governmental approvals and consents necessary to consummate the Spin-off shall have been obtained and shall be in full force and effect; (iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Spin-off shall be in effect, and no other event outside the control of Penford shall have occurred or failed to occur that prevents the consummation of the Spin-off; and (iv) no material adverse change shall have occurred with respect to the business or financial condition of Penford or Penwest that would, in the reasonable judgment of the Penford Board, make the approval of the Spin-off inadvisable.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby.

CONTROL BY PENFORD PENDING THE SPIN-OFF; UNCERTAINTY OF THE SPIN-OFF

     Upon completion of this offering, Penford will own approximately 85.3% (approximately 83.5% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock of Penwest. Penford has announced its intent, subject to the satisfaction of certain conditions, to divest its ownership interest in the Company by means of a tax-free distribution to its shareholders, which the Company anticipates will occur in the second quarter of 1998. If the Spin-off occurs, the Company will no longer be a subsidiary of Penford.

     So long as Penford owns a majority of the outstanding Common Stock, it will have the ability to elect all the members of the Board of Directors of the Company (the "Board") and otherwise control the management and affairs of the Company, including any determinations with respect to acquisitions, dispositions, borrowings, issuances of Common Stock or other securities of the Company or the declaration and payment of any dividends on the Common Stock. Three of the Company's directors will continue to serve as directors of Penford following this offering. Two of these individuals have informed the Company they intend to resign from the Penford Board upon completion of the Spin-off. The ability of Penford to control the Company could have an adverse effect on the market price for shares of Common Stock. See "Principal Shareholders" and "Shares Eligible for Future Sale."

     There can be no assurance as to whether or when the conditions to the Spin-off will be satisfied or the Spin-off will occur. Such conditions include receipt of a favorable tax ruling from the IRS or an opinion from Ernst & Young LLP to the effect that the Spin-off will be tax-free. Penford has not determined what action, if any, it would take if such conditions are not satisfied. If the Spin-off does not occur, Penford may maintain ownership of the Company as a consolidated subsidiary or sell all or a portion of its ownership interest in the Company through a public offering or private sale. The occurrence of any of these events could have a material adverse effect on the Company's business, financial condition and results of operations and could materially adversely affect the trading market for the Common Stock.

POSSIBILITY OF SUBSTANTIAL SALES OF COMMON STOCK

     The Spin-off and future sales of substantial amounts of Common Stock (including shares issued upon the exercise of options) in the public market or the availability of such shares for sale, could have a material adverse effect on the market price of the Common Stock and on the Company's ability to raise any necessary capital to fund its future operations.

     Upon completion of this offering, the Company will have 17,038,282 shares of Common Stock outstanding. Of these shares, the 2,500,000 shares offered hereby will generally be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 14,538,282 shares of Common Stock outstanding upon the consummation of this offering will be shares of Common Stock held by Penford and will be "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act ("Rule 144"), that may be sold only if registered under the Securities Act or in accordance with an applicable exemption from registration.

     The Company anticipates that the Spin-off will occur in the second quarter of 1998. If the Spin-off occurs as planned, an aggregate of approximately 14,538,282 shares of Common Stock will be distributed to the shareholders of Penford. Substantially all such shares would be eligible for immediate resale in the public market. The Company is unable to predict whether substantial amounts of Common Stock will be sold in the open market in anticipation of, or following, the Spin-off. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales might occur, whether as a result of the Spin-off or otherwise, could materially adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."

     Pursuant to the Underwriting Agreement (as defined below), the Company has agreed, subject to limited exceptions, not to sell, offer, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of Common Stock (or any securities convertible into or exchangeable for, or any right to purchase or acquire, Common Stock) for a period of 180 days after the date of this Prospectus without the prior written consent of BancAmerica Robertson Stephens. Similarly, Penford and the officers and directors of the Company have agreed, subject to limited exceptions (including, with respect to Penford, the Spin-off), not to sell, offer, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of Common Stock (or any securities convertible into or exchangeable for, or any right to purchase or acquire, Common Stock) for a period of 180 days after the date of this Prospectus without the prior written consent of BancAmerica Robertson Stephens. None of the shares of Common Stock distributed pursuant to the Spin-off (other than shares distributed to the Company's "affiliates") will be subject to any contractual restriction on sale or disposition pursuant to the Underwriting Agreement or otherwise.


CERTAIN RISKS AND LITIGATION RELATING TO NIFEDIPINE XL


     In May 1997, one of the Company's collaborators, Mylan, filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, a generic version of Procardia XL, a controlled release formulation of nifedipine. Nifedipine XL is the first product using the Company's TIMERx controlled release technology for which an ANDA has been filed in the United States.

     In an ANDA filing, the FDA generally requires data demonstrating that the drug formulation is bioequivalent to the branded drug. In addition, under the Drug Price Competition and Patent Restoration Act of 1984 (the "Waxman-Hatch Act"), when an applicant files an ANDA for a generic version of a brand name product covered by an unexpired patent listed with the FDA, the applicant must certify to the FDA that such patent will not be infringed by the applicant's product or that such patent is invalid or unenforceable. Notice of such certification must be given to the patent holder and the sponsor of the New Drug Application ("NDA") for the brand name product.


     Bayer AG ("Bayer") and ALZA Corporation ("ALZA") own patents listed for Procardia XL, and Pfizer Inc. ("Pfizer") holds the NDA and markets the product. In connection with the ANDA filing, Mylan certified in May 1997 to the FDA that Nifedipine XL does not infringe these Bayer or ALZA patents and notified Bayer, ALZA and Pfizer of such certification. Bayer and Pfizer sued Mylan in the United States District Court for the Western District of Pennsylvania, alleging that Nifedipine XL infringes Bayer's patent. The Company has been informed by Mylan that ALZA does not believe that the notice given to it complied with the requirements of the Waxman-Hatch Act, and there can be no assurance that ALZA will not sue Mylan for patent infringement or take any other actions with respect to such notice. Mylan has advised the Company that it intends to contest vigorously the allegations made in the lawsuit. However, there can be no assurance that Mylan will prevail in this litigation or that it will continue to contest the lawsuit. An unfavorable outcome or protracted litigation for Mylan would materially adversely affect the Company's business, financial condition and results of operations. Delays in the commercialization of Nifedipine XL could also occur because the FDA will not grant final marketing approval of Nifedipine XL until a final judgment on the patent suit is rendered in favor of Mylan by the district court, or in the event of an appeal, by the court of appeals, or until 30 months (or such longer or shorter period as the court may determine) have elapsed from the date of Mylan's certification, whichever is sooner.


     In 1993, Pfizer filed a "citizen's petition" with the FDA, claiming that its Procardia XL formulation constituted a unique delivery system and that a drug with a different release mechanism such as the TIMERx controlled release system cannot be considered the same dosage form and approved in an ANDA as bioequivalent to Procardia XL. In August 1997, the FDA rejected Pfizer's citizen's petition.

In July 1997, Pfizer also sued the FDA in the District Court of the District of Columbia, claiming that the FDA's acceptance of Mylan's ANDA filing for Nifedipine XL was contrary to law, based primarily on the arguments stated in its citizen's petition. Mylan and the Company have intervened as defendants in this suit. There can be no assurance that the FDA, Mylan and the Company will prevail in this litigation. An outcome adverse to Mylan and the Company would result in Mylan being required to file a suitability petition in order to continue the ANDA or to file an NDA with respect to Nifedipine XL, each of which would be expensive and time consuming. An adverse outcome also would result in Nifedipine XL becoming ineligible for an "AB" rating from the FDA. Failure to obtain an AB rating from the FDA would indicate that for certain purposes Nifedipine XL would not be deemed to be therapeutically equivalent to the referenced branded drug, would not be fully substitutable for the referenced branded drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement. Any such failure would have a material adverse effect on the Company's business, financial condition and results of operations. If any of such events occur, Mylan may terminate its efforts with respect to Nifedipine XL, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     There can be no assurance that Pfizer will not seek to protect its marketing exclusivity with respect to Procardia XL by pursuing additional regulatory initiatives and lawsuits.


     Most of the controlled release products that the Company is developing with its collaborators are generic versions of brand name controlled release products that are covered by one or more patents. The Company expects its collaborators will file ANDAs for such product candidates. There can be no assurance that if ANDAs are filed for any of such products, the holders of the patents covering the brand name product or the holders of the NDA with respect to the brand name product will not sue or undertake regulatory initiatives to preserve marketing exclusivity. Any significant delay in obtaining FDA approval to market the Company's product candidates as a result of litigation, as well as the expense of such litigation, whether or not the Company or its collaborators are successful, could have a material adverse effect on the Company's business, financial condition and results of operations.


     The FDA is reviewing an inactive ingredient contained in the TIMERx delivery system in order to determine the allowable amount for inclusion in the FDA's Inactive Ingredients Guide. In connection with this review, the FDA has requested that Mylan provide data from published literature regarding the toxicity of such ingredient. If such data are not acceptable to the FDA, it could require that additional data, including animal toxicity or other data, be developed and submitted to determine the highest allowable amount. If the amount of such ingredient, or any other ingredient, in a specified product exceeds the highest amount approved in the Inactive Ingredients Guide, the Company would likely be required to reformulate such product in order to be able to seek approval through the ANDA process. Reformulation of a product would likely require new bioequivalence studies. If reformulation were not possible, then new clinical studies and an NDA filing for such product would likely be required for FDA approval of such product. Any of such events could materially adversely affect the Company's collaborative arrangements where ANDA filings had been made or were contemplated, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition to filing an ANDA with respect to the 30 mg dosage strength of Nifedipine XL, Mylan is conducting full scale bioequivalence studies of the 60 mg and 90 mg dosage strengths of Nifedipine XL. There can be no assurance that Mylan will file ANDAs with respect to the 60 mg and 90 mg dosage strengths or that, if Mylan does file such ANDAs, they will be the first ANDAs filed with respect to such dosage strengths. Under the Waxman-Hatch Act, an applicant who files the first ANDA with a certification of patent invalidity or non-infringement with respect to a product may be entitled to receive, if such ANDA is approved by the FDA, 180-day marketing exclusivity (a 180-day delay in approval of other ANDAs for the same drug) from the FDA. However, there can be no assurance that the FDA will not approve an ANDA filed by another applicant with respect to a different dosage strength prior to or during Mylan's 180-day marketing exclusivity period, if obtained, for the 30 mg dosage strength of Nifedipine XL. See
"Business -- Government Regulation" and "-- Litigation."

DEPENDENCE ON COLLABORATIVE AGREEMENTS

     The Company intends to develop and commercialize its TIMERx controlled release products in collaboration with pharmaceutical companies. To date, the Company has entered into collaborative agreements with Mylan, Leiras, Kremers, Sanofi and Endo. The Company is particularly dependent on its collaboration with Mylan, which covers three of the Company's products under development. Under its current collaborative agreements, the Company's collaborators are generally responsible for conducting full scale bioequivalence studies and clinical trials, preparing and submitting all regulatory applications and submissions and manufacturing, marketing and selling the TIMERx controlled release products.

     There can be no assurance that the Company will be able to maintain existing collaborative arrangements or establish new collaborative arrangements on acceptable terms, if at all, or that any collaborative arrangements will be commercially successful. To the extent that the Company is not able to maintain or establish such arrangements, the Company would be required to undertake product development and commercialization activities at its own expense, which would increase the Company's capital requirements or require the Company to limit the scope of its development and commercialization activities. Moreover, the Company has limited or no experience in conducting full scale bioequivalence studies and clinical trials, preparing and submitting regulatory applications and manufacturing and marketing controlled release products. There can be no assurance that it could be successful in performing these activities and any failure to perform such activities could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company cannot control the amount and timing of resources that its collaborative partners devote to the Company's programs or potential products, which may vary because of factors unrelated to the potential products. If any of the Company's collaborators breach or terminate their agreements with the Company or otherwise fail to conduct their collaborative activities in a timely manner, the preclinical and/or clinical development and/or commercialization of product candidates will be delayed, and the Company would be required to devote additional resources to product development and commercialization or terminate certain development programs. Also, these relationships generally may be terminated at the discretion of the Company's collaborators, in some cases with only limited notice to the Company. For instance, Mylan may terminate its agreements with the Company at any time upon 90 days' prior written notice under specified circumstances. The termination of collaborative arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. There also can be no assurance that disputes will not arise with respect to the ownership of rights to any technology developed with third parties. These and other possible disagreements with collaborators could lead to delays in the development or commercialization of product candidates or could result in litigation or arbitration, which could be time consuming and expensive and could have a material adverse effect on the Company's business, financial condition and results of operations.

     In addition, Penwest's collaborators may develop, either alone or with others, products that compete with the development and marketing of the Company's potential products. Competing products of the Company's collaborators may result in their withdrawal of support with respect to their products under development using the Company's controlled release technology, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Collaborative Arrangements."

UNCERTAINTY OF COMMERCIALIZATION OF TIMERX CONTROLLED RELEASE PRODUCTS

     Products using the Company's TIMERx controlled release technology are in various stages of development. None of these products has been commercialized, and the period required to achieve commercialization is uncertain and may be lengthy, if commercialization is achieved at all. Two products using TIMERx technology have been the subject of regulatory filings by the Company's collaborators. In October 1997, Leiras received marketing approval in Finland for Cystrin CR for the treatment of urinary incontinence. In May 1997, Mylan filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, a generic version of Procardia XL, a calcium channel blocker for treating hypertension. No regulatory approval to market Nifedipine XL has been received, and there can be no assurance as to when or if regulatory approval will be received. Moreover, other than Cystrin CR, no product based on TIMERx technology has ever received regulatory approval for commercial sale, and there can be no assurance that the results from bioequivalence studies or clinical trials will justify such regulatory approval. Except for milestone fees received for products under development, the Company has not generated any revenues from controlled release products. There can be no assurance that the Company's controlled release product development efforts will be successfully completed, that required regulatory approvals will be obtained or that approved products will be successfully manufactured or marketed. See "Business -- TIMERx Product Development," "-- Collaborative Arrangements" and "-- Government Regulation."

HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

     The Company incurred net losses of approximately $2.6 million, $3.3 million and $3.9 million during 1994, 1995 and 1996, respectively, and $2.5 million and $3.2 million during the nine months ended September 30, 1996 and 1997, respectively. As of September 30, 1997, the Company's accumulated deficit was approximately $15.5 million. The Company expects net losses to continue at least into 1999. A substantial portion of the Company's revenues have been generated from the sales of the Company's pharmaceutical excipients. The Company's future profitability will depend on several factors, including the successful commercialization by the Company and its collaborators of the controlled release products for which regulatory approval currently is pending or has recently been obtained, the completion of the development of other pharmaceuticals using the Company's TIMERx controlled release technology and, to a lesser extent, an increase in sales of its pharmaceutical excipient products. There can be no assurance that the Company will achieve profitability or that it will be able to sustain any profitability on a quarterly basis, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTENSE COMPETITION; RISK OF TECHNOLOGICAL CHANGE

     The pharmaceutical industry is highly competitive and is affected by new technologies, governmental regulations, health care legislation, availability of financing, litigation and other factors. Many of the Company's competitors have longer operating histories and greater financial, marketing, legal and other resources than the Company and certain of its collaborators. The Company expects that it will be subject to competition from numerous other entities that currently operate or intend to operate in the pharmaceutical industry, including companies that engage in the development of controlled release technologies. The Company's TIMERx business faces competition from numerous public and private companies and their controlled release technologies, including ALZA's oral osmotic pump (OROS(R)) technology, multiparticulate systems marketed by Elan Corporation, plc ("Elan") and Biovail Corporation International, traditional matrix systems marketed by Jago Pharma AG, a subsidiary of SkyePharma, plc, and other controlled release technologies marketed and under development by Andrx Corporation, among others.


     The Company initially is concentrating its development efforts on generic versions of controlled release pharmaceuticals. Typically, selling prices of immediate release drugs have declined and profit margins have narrowed after generic equivalents of such drugs are first introduced and the number of competitive products has increased. Similarly, the success of generic versions of controlled release products based on the Company's TIMERx technology will depend, in large part, on the intensity of competition from currently marketed drugs and technologies that compete with the branded controlled release pharmaceuticals, as well as the timing of product approvals. Competition may also arise from therapeutic products that are functionally equivalent but produced by other methods. In addition, under several of the Company's collaborative arrangements, the payments due to the Company with respect to the controlled release products covered by such collaborative arrangements will be reduced in the event that there are competing generic controlled release versions of such products.


     The generic drug industry is characterized by frequent litigation between generic drug companies and branded drug companies. Those companies with significant financial resources will be more able to bring and defend any such litigation. See "Business -- Litigation."

     In its excipients business, the Company competes with a number of large manufacturers and other distributors of excipient products, many of which have substantially greater financial, marketing and other resources than the Company. The Company's principal competitor in this market is FMC Corporation, which markets its own line of MCC excipient products.

     The pharmaceutical industry is characterized by rapid and substantial technological change. There can be no assurance that any products incorporating TIMERx technology will not be rendered obsolete or non-competitive by new drugs, treatments or cures for the medical conditions the TIMERx-based products are addressing. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Competition."

NEED FOR ADDITIONAL FUNDING; UNCERTAINTY OF ACCESS TO CAPITAL

     The Company anticipates that its existing capital resources, together with the net proceeds of this offering and interest earned thereon, will enable it to maintain currently planned operations through at least 1999. However, this expectation is based on the Company's current operating plan, which could change as a result of many factors, and the Company could require additional funding sooner than anticipated. The Company's requirements for additional capital could be substantial and will depend on many factors, including the timing and amount of payments received under existing and possible future collaborative agreements; the structure of any future collaborative or development agreements; the progress of the Company's collaborative and independent development projects; revenues from the Company's excipients business, including from the introduction of ProSolv; the costs to the Company of bioequivalence studies and clinical trials for the Company's products; the prosecution, defense and enforcement of patent claims and other intellectual property rights; and the development of manufacturing, marketing and sales capabilities. Upon the closing of this offering, the Company will have no credit facility or other committed sources of capital. To the extent capital resources are insufficient to meet future capital requirements, the Company will have to raise additional funds to continue the development of its technologies. There can be no assurance that such funds will be available on favorable terms, if at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to the Company's shareholders. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into collaboration agreements on unfavorable terms. The Company's inability to raise capital would have a material adverse effect on the Company's business, financial condition and results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

UNCERTAINTIES RELATING TO PATENTS AND PROPRIETARY RIGHTS


     The Company believes that patent and trade secret protection of its drug delivery technologies is important to its business and that its success will depend, in part, on its ability to maintain existing patent protection, obtain additional patents, maintain trade secret protection and operate without infringing on the rights of others. Penwest has been issued 19 U.S. patents and 40 foreign patents relating to its controlled release drug delivery and excipient technologies. In addition, Penwest has filed 12 U.S. patent applications and corresponding foreign patent applications relating to its controlled release drug delivery technology. The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. There can be no assurance that the Company's patents or any future patents will prevent other companies from developing similar or functionally equivalent products or from successfully challenging the validity of the Company's patents. Furthermore, there can be no assurance that (i) any of the Company's future processes or products will be patentable; (ii) any pending or additional patents will be issued in any or all appropriate jurisdictions; (iii) the Company's processes or products will not infringe upon the patents of third parties; or (iv) the Company will have the resources to defend against charges of patent infringement or protect its own patent rights against third parties. The inability of the Company to protect its patent rights or infringement by the Company of the patent or proprietary rights of others could have a material adverse effect on the Company's business, financial condition and results of operations.

     There exists substantial patent litigation in the pharmaceutical, biomedical and biotechnology industries. Patent litigation generally involves complex legal and factual questions, and the outcome frequently is difficult to predict. An unfavorable outcome in any patent litigation affecting the Company could cause the Company to pay substantial damages, alter its products or processes, obtain licenses and/or cease certain activities. Even if the outcome is favorable to the Company, the Company could incur substantial litigation costs. Although the legal costs of defending litigation relating to a patent infringement claim (unless such claim relates to TIMERx) are generally the contractual responsibility of the Company's collaborators, the Company could nonetheless incur significant unreimbursed costs in participating and assisting in the litigation.

     In 1994, the Boots Company PLC ("Boots") filed in the European Patent Office (the "EPO") an opposition to a patent granted by the EPO to the Company relating to its TIMERx technology. In June 1996, the EPO dismissed Boots' opposition, leaving intact all claims included in the patent. Boots has appealed this decision to the EPO Board of Appeals. There can be no assurance that the Company will prevail in this matter. An unfavorable outcome could materially adversely affect the Company's business, financial condition and results of operations.

     The Company's collaborator Mylan is involved in patent litigation with respect to Nifedipine XL. For a discussion of such patent litigation, see "Business -- Litigation."


     Penwest also relies on trade secrets and proprietary knowledge, which it generally seeks to protect by confidentiality and non-disclosure agreements with employees, consultants, licensees and pharmaceutical companies. There can be no assurance, however, that these agreements have or in all cases will be obtained, that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known by others, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Patents and Proprietary Rights."


GOVERNMENT REGULATION; NO ASSURANCE OF REGULATORY APPROVAL

     The development, clinical testing, manufacture, marketing and sale of pharmaceutical products are subject to extensive federal, state and local regulation in the United States. The Company cannot predict the extent to which it may be affected by legislative and regulatory actions and developments concerning various aspects of its operations, its products and the health care field generally. Virtually all new prescription drugs, and many new over-the-counter drugs, must be approved by the FDA before they can be introduced onto the market in the United States. These approvals are based on manufacturing, chemistry and control data, as well as safety and efficacy studies and/or bioequivalence studies. The generation of the required data is regulated by the FDA and can be time-consuming and expensive without assurance that the results will be adequate to justify approval.

     After submission of a marketing application, in the form of an NDA or an ANDA, there can be substantial delays in obtaining FDA approval, including the need to generate and submit additional data. Data submitted to the FDA is often susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Also, delays or rejections may be encountered during any stage of the regulatory approval process based upon the failure of clinical data to demonstrate compliance with, or upon the failure of the product to meet, the FDA's requirements for safety, efficacy and quality; and those requirements may become more stringent due to changes in regulatory agency policy or the adoption of new regulations. While the U.S. Food, Drug and Cosmetic Act provides for a 180-day review period, the FDA commonly takes one to two years to grant final approval to a marketing application (NDA or ANDA). Further, the terms of approval of any marketing application, including the labeling content, may be more restrictive than the Company desires and could affect the marketability of products incorporating the Company's controlled release technology.


     Most of the controlled release products that the Company is developing with its collaborators are generic versions of brand name controlled release products, which require the filing of ANDAs. Certain ANDA procedures for generic versions of controlled release products are the subject of petitions filed by brand name drug manufacturers, which seek changes from the FDA in the approval process for generic drugs. These requested changes include, among other things, tighter standards for certain bioequivalence studies and disallowance of the use by a generic drug manufacturer in its ANDA of proprietary data submitted by the original manufacturer as part of an original new drug application. The Company is unable to predict at this time whether the FDA will make any changes to its ANDA procedures as a result of such petitions or any future petitions filed by brand name drug manufacturers or the effect that such changes may have on the Company. Any changes in FDA regulations which make ANDA approvals more difficult could have a material adverse effect on the Company's business, financial condition and results of operations.


     The FDA also has the authority to revoke or suspend approvals of previously approved products for cause, to debar companies and individuals from participating in the drug-approval process, to request recalls of allegedly violative products, to seize allegedly violative products, to obtain injunctions to close manufacturing plants allegedly not operating in conformity with current Good Manufacturing Practices ("cGMPs") and to stop shipments of allegedly violative products. Such delays or FDA actions could have a material adverse effect on the Company's business, financial condition and results of operations. The FDA may seek to subject to pre-clearance requirements products currently being marketed without FDA approval and there can be no assurance that the Company or its third-party manufacturers or collaborators will be able to obtain approval for such products within the time period specified by the FDA.

     In May 1997, one of the Company's collaborators, Mylan, filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, a generic version of Procordia XL. In addition, the Company expects that its collaborators will file marketing applications for other products using the TIMERx controlled release delivery system. There can be no assurance that approvals can be obtained, or be obtained in a timely manner, for such applications or for other applications that may be filed in the future. See "Business -- Government Regulation."

LIMITED MANUFACTURING CAPABILITY; DEPENDENCE ON SOLE SOURCE SUPPLIERS

     The Company lacks commercial-scale facilities to manufacture its TIMERx material in accordance with cGMP requirements prescribed by the FDA. To date, the Company has relied on a large third-party pharmaceutical company for the bulk manufacture of its TIMERx material for delivery to its collaborators under an agreement that expires in June 1998. Although the Company intends to use a portion of the proceeds of this offering to build a manufacturing facility for its TIMERx material, the Company expects to continue to be dependent on third-party manufacturers until its facility is fully operational and in compliance with cGMP regulations. The Company believes that there are a limited number of manufacturers that operate under cGMP regulations capable of manufacturing the Company's products. In the event that the Company is unable to obtain contract manufacturing, or obtain such manufacturing on commercially reasonable terms, it may not be able to commercialize its products as planned. There can be no assurance that third parties upon which the Company relies for supply of its TIMERx materials will perform and any failures by third parties may delay development or the submission of products for regulatory approval, impair the Company's collaborators' ability to commercialize products as planned and deliver products on a timely basis, or otherwise impair the

Company's competitive position, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     In order for the Company to develop its own manufacturing capabilities for TIMERx material, it will need to complete the construction and qualification of a manufacturing facility, recruit qualified personnel and acquire or lease the requisite equipment. There can be no assurance that the Company will be able to successfully develop such manufacturing capabilities on a cost effective and timely basis, if at all.

     The manufacture of any products by the Company (both TIMERx material and excipients) is subject to regulation by the FDA and comparable agencies in foreign countries. Delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of the Company's products and the Company's business, financial condition and results of operations.

     The Company's TIMERx drug delivery system is a hydrophilic matrix consisting primarily of two natural polysaccharides, xanthan and locust bean gums, in the presence of dextrose. The Company purchases these gums from a sole source supplier. Most of the Company's excipients are manufactured from wood pulp, which the Company also purchases from a sole source supplier. Although the Company has qualified alternate suppliers with respect to these materials, there can be no assurance that interruptions in supplies will not occur in the future or that the Company will not have to obtain substitute suppliers. Any of these events could have a material adverse effect on the Company's ability to manufacture bulk TIMERx for delivery to its collaborators or manufacture its excipients, which could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Manufacturing."

RELATIONSHIP WITH PENFORD; CONFLICTS OF INTEREST

     Conflicts of interest may arise between the Company and Penford in a number of areas relating to their past and ongoing relationships, including the manufacture of certain excipients, tax and employee benefit matters, indemnity arrangements, registration rights, sales or distributions by Penford of its shares of Common Stock and the exercise by Penford of its ability to control the management and affairs of the Company. Although Penford has advised the Company that it does not currently intend to engage in the business of developing, marketing and commercializing drug delivery products except through its ownership of Common Stock and contractual relationships with the Company, other than the agreement by Penford not to distribute certain products to the pharmaceutical and nutritional industries (excluding food products), there are no contractual or other restrictions on Penford's ability to engage in such activities. Accordingly, circumstances could arise in which Penford would compete with the Company.

     In anticipation of this offering, and in view of Penford's intention to undertake the Spin-off, the Company and Penford have entered into a number of agreements, which will become effective upon the closing of this offering, for the purpose of defining certain relationships between them. As a result of Penford's ownership interest in the Company, the terms of such agreements were not the result of arm's-length negotiations. Notwithstanding any tax allocation agreement entered into between the Company and Penford, under federal income tax law, each member of a consolidated group for federal income tax purposes is also jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Similar rules may apply under state income tax laws. If Penford or members of its consolidated tax group (other than the Company and its subsidiaries) do not comply with the provisions of any such tax allocation agreement and the Company is required to make payments in respect of the tax liabilities allocated to Penford thereunder, such payments could adversely affect the business, financial condition and results of operations of the Company.

     Three of the eight current directors of the Company are also directors of Penford. Two of these individuals have informed the Company they intend to resign from Penford's Board of Directors upon completion of the Spin-off, which is expected to occur in the second quarter of 1998. Directors of the

Company who are also directors of Penford may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and Penford such as acquisitions, financings and other corporate opportunities that may be suitable for the Company and Penford. To the extent that such opportunities arise, such directors may consult with their legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is presented to any such director in his capacity as a director of the Company, whether such opportunity is within the Company's line of business or consistent with its strategic objectives and whether the Company will be able to undertake or benefit from such opportunity. In addition, determinations may be made by the Board, when appropriate, by the vote of the disinterested directors only. Notwithstanding the foregoing, there can be no assurance that conflicts will be resolved in favor of the Company. See "Arrangements Between the Company and Penford."

NO ASSURANCE OF ADEQUATE THIRD-PARTY REIMBURSEMENT

     The commercialization of the controlled release product candidates under development by the Company and its collaborators depends in part on the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health insurers and other third party payors, such as health maintenance organizations and managed care organizations. The generic versions of controlled release products being developed by the Company and its collaborators may be assigned an AB rating if the FDA considers the product to be therapeutically equivalent to the branded controlled release drug. Failure to obtain an AB rating from the FDA would indicate that for certain purposes the drug would not be deemed to be therapeutically equivalent, would not be fully substitutable for the branded controlled release drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement.

     Third party payors are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals. Cost control initiatives could decrease the price that the Company or any of its collaborators receives for their drugs and have a material adverse affect on the Company's business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on the Company's collaborators, the Company's ability to commercialize its products and to realize royalties may be adversely affected. Moreover, health care reform has been, and may continue to be, an area of national and state focus, which could result in the adoption of measures that adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third party payors. There can be no assurance that changes in health care reimbursement laws or policies will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Pricing and Third-Party Reimbursement."

RISK OF PRODUCT LIABILITY CLAIMS; NO ASSURANCE OF ADEQUATE INSURANCE

     Testing, manufacturing, marketing and selling pharmaceutical products entail a risk of product liability. The Company faces the risk of product liability claims in the event that the use of its products is alleged to have resulted in harm to a patient or subject. Such risks exist even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. Product liability insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Until the Spin-off, the Company will be covered by primary product liability insurance maintained by Penford in the amount of $1.0 million per occurrence and $2.0 million annually in the aggregate on a claims-made basis and by umbrella liability insurance in excess of $5.0 million which can also be used for product liability insurance. There can be no assurance that this coverage is adequate to cover potential liability claims or that Penwest will be able to obtain comparable coverage following the Spin-off. Furthermore, this coverage may not be adequate as the Company develops additional products. As the Company receives regulatory approvals for products under development, there can be no assurance that additional liability insurance coverage for any such products will be available in the future on acceptable terms, if at all. The Company's business, financial condition and results of operations could be materially adversely affected by the assertion of a product liability claim. See "Business -- Product Liability Insurance."

INTERNATIONAL OPERATIONS AND CURRENCY EXCHANGE RATE FLUCTUATIONS

     The Company's business is conducted internationally and may be affected by fluctuations in currency exchange rates, as well as by governmental controls and other risks associated with international sales (such as export licenses, collectibility of accounts receivable, trade restrictions and changes in tariffs). The Company's international subsidiaries transact a substantial portion of their sales and purchases in European currencies other than their functional currency, which can result in the Company having gains or losses from currency exchange rate fluctuations. There can be no assurance that exchange rate fluctuations or other risks associated with international operations will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 12 of Notes to Consolidated Financial Statements.

DEPENDENCE ON KEY PERSONNEL

     The Company's success is dependent on the Company's attracting and retaining highly skilled scientific, managerial and business development personnel. The loss of services of any of these key personnel could materially adversely affect the Company. The Company's business expansion plans require additional, highly skilled employees, particularly highly skilled scientific personnel. Competition for qualified personnel is intense. There can be no assurance that the Company will be successful in hiring or retaining the personnel it requires. See "Management."

RISKS ASSOCIATED WITH HAZARDOUS MATERIALS

     The Company's research and development involves the controlled use of hazardous materials and chemicals. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Government Regulation."

NO PRIOR PUBLIC MARKET; DETERMINATION OF PUBLIC OFFERING PRICE; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock and there can be no assurance that an active public market for the Common Stock will develop or that the price at which the Common Stock will trade will not be lower than the initial public offering price. The initial public offering price will be determined through negotiations between the Company and the Underwriters. See "Underwriting."

     The market prices for securities of pharmaceutical, biopharmaceutical and biotechnology companies have historically been highly volatile. The market from time to time experiences significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, factors such as fluctuations in the Company's operating results, future sales of Common Stock, announcements of technological innovations or new therapeutic products by the Company or its competitors, announcements regarding collaborative agreements, clinical trial results, government regulation, developments in patent or other proprietary rights, public concern as to the safety of drugs developed by the Company or others, changes in reimbursement policies, comments made by securities analysts and general market conditions can have an adverse effect on the market price of the Common Stock. In particular, the realization of any of the risks described in these "Risk Factors," including the possibility of substantial sales of Common Stock as a result of the Spin-off, could have a significant and adverse impact on such market price.

DILUTION; ABSENCE OF DIVIDENDS

     The public offering price is substantially higher than the net tangible book value per share of the Company's Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate, substantial dilution of approximately $7.95 per share. See "Dilution." The Company has not paid any dividends on its Common Stock since inception and does not anticipate paying any cash dividends in the foreseeable future. See "Dividend Policy."

ANTI-TAKEOVER EFFECTS OF WASHINGTON LAW AND CERTAIN CHARTER PROVISIONS

     The Company's Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the Company's shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, such issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company is subject to the anti-takeover provisions of Chapter 23B.19 of the Washington Business Corporation Act, which prohibits the Company from engaging in a "business combination" with an "interested shareholder" for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. The application of Chapter 23B.19 could have the effect of delaying or preventing a change of control of the Company. The Company's Amended and Restated Articles of Incorporation provide for staggered terms for the members of the Board of Directors. The staggered Board of Directors and certain other provisions of the Company's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may have the effect of delaying or preventing a change of control of the Company, which could adversely affect the market price of the Company's Common Stock. See "Description of Capital Stock -- Washington Law and Certain Charter and Bylaw Provisions."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered hereby (2,875,000 if the Underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses, are estimated to be approximately $24,575,000 ($28,411,250 if the Underwriters' over-allotment option is exercised in full).

     The Company anticipates that approximately $15.0 million of the net proceeds will be used for the construction and equipping of a TIMERx manufacturing facility and expansion of existing laboratory facilities. The balance of the net proceeds will be used for working capital and other general corporate purposes. Although the Company may use a portion of the net proceeds to acquire or license products or technologies complementary to those of the Company, there are no current plans or commitments to do so.

     The amounts actually expended for each purpose and the timing of such expenditures will depend upon numerous factors, including: the timing and amount of payments received under existing and possible future collaborative agreements; the structure of any future collaborative or development agreements; the progress of the Company's collaborative and independent development projects; financing alternatives; revenues from the Company's excipients business, including from the introduction of ProSolv; the costs to the Company of bioequivalence studies and clinical trials for the Company's products; the prosecution, defense and enforcement of patent claims and other intellectual property rights; the defense of other litigation; and the development of manufacturing, marketing and sales capabilities.

     Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain earnings, if any, for use in the operation of its business, and therefore does not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997, and as adjusted to give effect to the sale of the 2,500,000 shares of Common Stock by the Company offered hereby based upon an assumed initial public offering price of $11.00 per share and the application of the estimated net proceeds therefrom and the Penford Capital Contribution. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                           SEPTEMBER 30, 1997
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (in thousands)
Payable to Penford(1).................................................  $ 37,503      $      --
                                                                         =======       ========
Shareholders' equity (deficit):
  Common stock, par value $0.001; 39,000,000 shares authorized;
   14,538,282 shares issued and outstanding actual, and 17,038,282
   shares issued and outstanding, as adjusted(2)......................        15             17
Additional paid-in capital............................................     8,075         70,151
Accumulated deficit...................................................   (15,508)       (15,508)
Cumulative translation adjustment.....................................      (660)          (660)
                                                                         -------       --------
   Total shareholders' equity (deficit)...............................    (8,078)        54,000
                                                                         -------       --------
      Total capitalization............................................  $ 29,425      $  54,000
                                                                         =======       ========

---------------
(1) Represents the intercompany advances from Penford to fund Penwest's operations, capital expenditures and the original acquisition of the Company's predecessor, which will be contributed to the capital of Penwest upon the closing of this offering.

(2) Excludes 715,000 shares of Common Stock issuable upon the exercise of options to be granted to certain employees and directors on the date of this Prospectus at an exercise price equal to the initial public offering price. Also excludes an aggregate of 3,085,000 shares reserved for future grants or purchases pursuant to the Company's 1997 Equity Incentive Plan and 1997 Employee Stock Purchase Plan. See "Management -- Employee Benefit Plans" and
    Note 13 of Notes to Consolidated Financial Statements.

                                    DILUTION

     The net tangible book value (deficit) of the Company as of September 30, 1997 was ($10,117,000) or ($0.70) per share of Common Stock ($27,386,000 or
$1.88 per share of Common Stock, adjusted for the Penford Capital Contribution). Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding at September 30, 1997. After giving effect to the sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company, and after giving effect to the Penford Capital Contribution, the adjusted net tangible book value of the Company as of September 30, 1997 would have been $51,961,000 or $3.05 per share. This represents an immediate increase in net tangible book value of $1.17 per share to the existing shareholder after giving effect to the Penford Capital Contribution and an immediate dilution in net tangible book value of $7.95 per share to purchasers of shares of Common Stock in this offering. The following table illustrates this per share dilution:

    Assumed initial public offering price...............................            $11.00
      Net tangible book value as of September 30, 1997..................  $ (0.70)
      Increase attributable to the Penford Capital Contribution.........     2.58
      Increase attributable to this offering............................     1.17
                                                                           ------
    Adjusted net tangible book value after this offering and after
      giving effect to the Penford Capital Contribution.................              3.05
                                                                                    ------
    Dilution to new investors...........................................            $ 7.95
                                                                                    ======

     The following table summarizes, as of September 30, 1997, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by Penford after giving effect to the contribution of the amount due to parent and affiliates and by new investors before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company at the assumed initial public offering price of $11.00 per share.

                               SHARES PURCHASED              TOTAL CONSIDERATION           AVERAGE
                           ------------------------       -------------------------       PRICE PER
                             NUMBER         PERCENT         AMOUNT          PERCENT         SHARE
                           ----------       -------       -----------       -------       ---------
    Penford..............  14,538,282         85.3%       $45,593,000         62.4%        $  3.14
    New investors........   2,500,000         14.7         27,500,000         37.6           11.00
                               ------        -----            -------        -----
          Total..........  17,038,282        100.0%       $73,093,000        100.0%
                               ======        =====            =======        =====

     The foregoing table assumes no exercise of options to purchase 715,000 shares of Common Stock to be granted to certain employees and directors on the date of this Prospectus at an exercise price equal to the initial public offering price. In addition to the shares reserved for issuance upon exercise of these options, the Company has reserved an additional 3,085,000 shares of Common Stock for future grants or purchases pursuant to the Company's 1997 Equity Incentive Plan and 1997 Employee Stock Purchase Plan. See
"Management -- Employee Benefit Plans" and Note 13 of Notes to Consolidated Financial Statements.

                            SELECTED FINANCIAL DATA

     The statement of operations data for the years ended December 31, 1994, 1995 and 1996 and the nine-month period ended September 30, 1997 and the balance sheet data as of December 31, 1995 and 1996 and September 30, 1997 are derived from the consolidated financial statements of the Company which have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the years ended December 31, 1992 and 1993 and the nine month period ended September 30, 1996 and the balance sheet data as of December 31, 1992, 1993 and 1994 are derived from unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine-month period ended September 30, 1997 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1997. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, related Notes thereto, and other financial information included elsewhere in this Prospectus.

                                                                                      NINE MONTHS
                                         YEAR ENDED DECEMBER 31,                  ENDED SEPTEMBER 30,
                           ----------------------------------------------------   -------------------
                             1992       1993       1994       1995       1996       1996       1997
                           --------   --------   --------   --------   --------   --------   --------
                                             (in thousands, except per share data)
STATEMENT OF OPERATIONS
  DATA:
Revenues.................  $ 19,406   $ 21,355   $ 23,146   $ 25,089   $ 26,089   $ 19,958     20,787
Cost of product sales....    13,114     13,708     15,910     17,267     18,690     14,033     14,660
                              -----      -----      -----      -----      -----      -----      -----
     Gross profit........     6,292      7,647      7,236      7,822      7,399      5,925      6,127
Selling, general and
  administrative
  expenses...............     5,024      6,383      7,021      7,676      6,776      5,264      5,747
Research and development
  expenses...............       553      1,255      2,322      2,719      3,723      2,636      2,994
Net income (loss)........  $    339   $      8   $ (2,629)  $ (3,252)  $ (3,864)  $ (2,461)  $ (3,175)
                              =====      =====      =====      =====      =====      =====      =====
Net income (loss) per
  share..................  $   0.02   $   0.00   $  (0.18)  $  (0.22)  $  (0.27)  $  (0.17)  $  (0.22)
                              =====      =====      =====      =====      =====      =====      =====
Weighted average shares
  outstanding............    14,538     14,538     14,538     14,538     14,538     14,538     14,538

                                               DECEMBER 31,
                           ----------------------------------------------------           SEPTEMBER 30,
                             1992       1993       1994       1995       1996                 1997
                           --------   --------   --------   --------   --------           -------------
                                                          (in thousands)
BALANCE SHEET DATA:
Cash and cash
  equivalents............        --   $    347   $    668   $    290   $    695             $   1,088
Working capital..........  $ (6,226)   (12,321)   (14,592)   (19,461)   (23,362)              (27,885)
Total assets.............    19,961     25,430     27,000     31,671     35,083                37,380
Accumulated deficit......    (2,596)    (2,588)    (5,217)    (8,469)   (12,333)              (15,508)
Total shareholder's
  equity (deficit).......     5,576      5,011      2,641       (477)    (4,412)               (8,078)

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

     Since 1991, Penwest has been engaged in the research, development and commercialization of novel drug delivery technologies, including the development of its TIMERx controlled release drug delivery technology. The Company also develops, manufactures, distributes and sells excipients to the pharmaceutical and nutritional industries. Penwest was incorporated under the name Edward Mendell Co., Inc. in the State of Washington in 1991 following Penford's acquisition of substantially all the assets of its predecessor company.

     The Company's principal development focus to date has been the development of controlled release drugs based on the TIMERx technology. In October 1997, the Company's collaborator, Leiras, received marketing approval in Finland for Cystrin CR, a TIMERx formulation for the treatment of urinary incontinence. In May 1997, the Company's collaborator, Mylan, filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, the first generic version of Procardia XL. Subsequent to the filing of Mylan's ANDA, Bayer and Pfizer sued Mylan alleging patent infringement and Pfizer sued the FDA claiming that the FDA's acceptance of Mylan's ANDA filing was contrary to law. There can be no assurance that Mylan or the FDA will prevail in these matters or that they will continue to contest these matters. An unfavorable outcome or protracted litigation with respect to either of these matters would have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company is a party to collaborative agreements with Mylan, Leiras, Kremers, Sanofi and Endo with respect to the development and commercialization of TIMERx controlled release products. Under these collaborative agreements, the Company's collaborators are generally responsible for conducting full scale bioequivalence studies and clinical trials, preparing and submitting all regulatory applications and submissions and manufacturing, marketing and selling the TIMERx controlled release products. There can be no assurance that the Company's collaborations will be commercially successful. The Company cannot control the amount and timing of resources which its collaborators devote to the Company's programs or potential products. If any of the Company's collaborators breach or terminate their agreements with the Company or otherwise fail to conduct their collaborative activities in a timely manner, the development and commercialization of product candidates would either be terminated or delayed, or the Company would be required to undertake product development and commercialization activities on its own and at its own expense, which would increase the Company's capital requirements or require the Company to limit the scope of its development and commercialization activities.

     Except for Cystrin CR, which received marketing approval in Finland, no product based on TIMERx technology has ever received regulatory approval for commercial sale. Virtually all the TIMERx revenues generated to date have been milestone fees received for products under development. There can be no assurance that the Company's controlled release product development efforts will be successfully completed, that required regulatory approvals will be obtained or that approved products will be successfully manufactured or marketed.

     The Company has incurred net losses since 1994. As of September 30, 1997, the Company's accumulated deficit was approximately $15.5 million. The Company expects net losses to continue at least into 1999. A substantial portion of the Company's revenues to date have been generated from the sales of the Company's pharmaceutical excipients. The Company's future profitability will depend on several factors, including the successful commercialization of TIMERx controlled release products, and, to a lesser extent, an increase in sales of its pharmaceutical excipients products. There can be no assurance that the Company will achieve profitability or that it will be able to sustain any profitability on a quarterly basis, if at all.

     The Company's results of operations may fluctuate from quarter to quarter depending on the volume and timing of orders of the Company's pharmaceutical excipients and on variations in payments under the Company's collaborative agreements including payments upon the achievement of specified milestones. The Company's quarterly operating results may also fluctuate depending on other factors, including variations in gross margins of the Company's products, the mix of products sold, competition, regulatory actions, litigation and currency exchange rate fluctuations.

     The Company's business is conducted internationally and may be affected by fluctuations in currency exchange rates, as well as by governmental controls and other risks associated with international sales (such as export licenses, collectibility of accounts receivable, trade restrictions and changes in tariffs). The Company's international subsidiaries transact a substantial portion of their sales and purchases in European currencies other than their functional currency, which can result in the Company having gains or losses from currency exchange rate fluctuations. The Company does not use derivatives to hedge the impact of fluctuations in foreign currencies. See Note 12 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

 Nine Months Ended September 30, 1997 and 1996

     Total revenues increased by 4.2% for the nine months ended September 30, 1997 to $20.8 million from $20.0 million for the nine months ended September 30, 1996. Product sales increased to $19.9 million for the nine months ended September 30, 1997 from $19.1 million for the nine months ended September 30, 1996, primarily due to an increase in North American sales of EMCOCEL, one of the Company's core excipient products, which increase was partially offset by a decrease in average selling price for some excipients in Europe due to competitive pricing pressures in European excipient operations. Licensing revenues relating to the TIMERx drug delivery system increased to $911,000 for the nine months ended September 30, 1997 from $850,000 for the nine months ended September 30, 1996 due to the achievement of additional development milestones during the 1997 period.

     Gross profit increased to $6.1 million or 29.5% of total revenues for the nine months ended September 30, 1997 from $5.9 million or 29.7% of total revenues for the nine months ended September 30, 1996. The decrease in gross profit percentage was due to a change in product mix and pricing pressure in the Company's European excipients operations, which were offset in part by a slight increase in licensing revenues.

     Selling, general and administrative expenses increased by 9.2% for the nine months ended September 30, 1997 to $5.7 million from $5.3 million for the nine months ended September 30, 1996. This increase was primarily due to additional general and administrative expenses associated with increased business development efforts with respect to the Company's TIMERx business.

     Research and development expenses increased by 13.6% for the nine months ended September 30, 1997 to $3.0 million from $2.6 million for the nine months ended September 30, 1996. This increase was due to increased spending in the development of the TIMERx drug delivery system and its applications as well as increased spending on developing high performance excipients such as ProSolv.

     For the nine months ended September 30, 1997 and 1996, respectively, the Company did not record a benefit for federal or state taxes because net operating losses were utilized by Penford in the year they were generated, and the Company was not compensated by Penford for these losses. In addition, the Company's provision for income taxes includes foreign taxes and federal and state deferred tax liabilities that exceed deferred tax assets.

 Years Ended December 31, 1996 and 1995

     Total revenues increased by 4.0% in 1996 to $26.1 million from $25.1 million in 1995. Product sales equalled $25.0 million in 1996 and in 1995. Licensing revenues relating to the TIMERx drug delivery system increased to $1.1 million in 1996 from $100,000 in 1995 due to the achievement of additional development milestones during the 1996 period.

     Gross profit decreased to $7.4 million or 28.4% of total revenues in 1996 from $7.8 million or 31.2% of total revenues in 1995. Gross margins in 1996 decreased due to higher unit costs with respect to EMCOCEL, which were partially offset by an increase in licensing revenues. These higher unit costs resulted from the underutilization of a new manufacturing plant opened in late 1993 to produce EMCOCEL.

     Selling, general and administrative expenses decreased by 11.7% in 1996 to $6.8 million from $7.7 million in 1995. This decrease was due to reduced property taxes on the Patterson facility and a reduction in professional services.

     Research and development expenses increased by 36.9% in 1996 to $3.7 million from $2.7 million in 1995. This increase was attributable primarily to the hiring of additional research and development personnel in connection with the development of the TIMERx drug delivery system and its applications.

     For 1996 and 1995, the Company did not record a benefit for federal or state taxes because net operating losses were utilized by Penford in the year they were generated, and the Company was not compensated for these losses. In addition, the Company's provision for income taxes includes foreign taxes and federal and state deferred tax liabilities that exceed deferred tax assets.

  Years Ended December 31, 1995 and 1994

     Total revenues increased by 8.4% in 1995 to $25.1 million from $23.1 million in 1994. This increase was primarily due to growth in sales of the Company's excipient products including the EMCOCEL and EXPLOTAB products.

     Gross profit increased to $7.8 million or 31.2% of total revenues in 1995 from $7.2 million or 31.3% of total revenues in 1994. This change in gross profit was primarily attributable to the increase in excipient product sales and a change in product mix.

     Selling, general and administrative expenses increased by 9.3% in 1995 to $7.7 million from $7.0 million in 1994. This increase was primarily due to additional staffing associated with the commencement of several development programs related to the TIMERx drug delivery technology.

     Research and development expenses increased by 17.1% in 1995 to $2.7 million from $2.3 million in 1994. This increase was due to additional staffing and generation of clinical data to support the development of the TIMERx drug delivery technology.

     For 1995 and 1994, the Company did not record a benefit for federal or state taxes because net operating losses were utilized by Penford in the year they were generated, and the Company was not compensated for these losses. In addition, the Company's provision for income taxes includes foreign taxes and federal and state deferred tax liabilities that exceed deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

     Since its incorporation, the Company has received intercompany advances from Penford to fund Penwest's operations, capital expenditures and the original acquisition of the Company's predecessor, which equalled $37.5 million as of September 30, 1997. Penford intends to continue to provide advances to Penwest until the closing of this offering. After the closing of this offering, Penford will no longer provide any financial support to the Company. Penford has agreed that it will contribute the outstanding intercompany indebtedness to the capital of Penwest as of the closing of this offering.

     As of September 30, 1997, Penwest had cash and cash equivalents of $1.1 million. Following the closing of this offering the Company will have no credit facility or other committed sources of capital. In addition, the Company will have no indebtedness to either third or related parties.

     The Company anticipates that its existing capital resources, together with the net proceeds of this offering and interest earned thereon, will enable it to maintain its currently planned operations through at least 1999. The Company expects negative cash flow and net losses to continue at least into 1999 because the Company will require substantial funds for product development efforts with collaborators as well as a $15.0 million investment in the planned new manufacturing and laboratory space in Patterson, New York to support the growth of the TIMERx technology which investment is anticipated to be made in 1998 and 1999.

     The Company's requirements for additional capital could be substantial and will depend on many factors, including the timing and amount of payments received under existing and possible future collaborative agreements; the progress of the Company's collaborative and independent development projects; financing alternatives; revenues from the Company's excipients business, including from the introduction of ProSolv; the costs to the Company of bioequivalence studies and clinical trials for the Company's products; the prosecution, defense and enforcement of patent claims and other intellectual property rights; the defense of other litigation; and the development of manufacturing, marketing and sales capabilities. To the extent capital resources are insufficient to meet future capital requirements, the Company will have to raise additional funds to continue the development of its technologies. There can be no assurance that such funds will be available on favorable terms, if at all. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in dilution to the Company's shareholders. If adequate funds are not available, the Company may be required to curtail operations significantly or to obtain funds through entering into collaboration agreements on unfavorable terms. The Company's inability to raise capital would have a material adverse effect on the Company's business, financial condition and results of operations.

                                    BUSINESS

     Penwest is engaged in the research, development and commercialization of novel drug delivery technologies. Based on its extensive experience in developing and manufacturing tabletting ingredients for the pharmaceutical industry, the Company has developed its proprietary TIMERx controlled release drug delivery technology, which is applicable to a broad range of orally administered drugs. The Company has applied TIMERx technology to the development of oral formulations of generic versions of controlled release drugs and branded controlled release versions of immediate release drugs. Each of these formulations has been developed under a collaborative arrangement with a pharmaceutical company. In October 1997, the Company's collaborator, Leiras, received marketing approval in Finland for Cystrin CR (oxybutynin) for the treatment of urinary incontinence. In May 1997, the Company's collaborator, Mylan, filed an ANDA with the FDA for the first generic version of the 30 mg dosage strength of Procardia XL (nifedipine), a leading cardiovascular drug for angina and hypertension. The Company is also an established manufacturer and distributor of excipients to the pharmaceutical and nutritional industries.

DRUG DELIVERY OVERVIEW

     Drug delivery technology is a critical component in the formulation of pharmaceutical products. The formulation of a pharmaceutical product involves selecting, combining and processing active and inactive ingredients. Drug delivery technology is used to create or design a system that delivers a drug to the body in a safe and efficacious manner. These drug delivery systems control the dissolution, absorption and stability of the finished dosage form and thereby enhance its safety and therapeutic effectiveness. Although there are several routes of drug administration used in pharmaceutical products, oral delivery (principally tablets and capsules) is the preferred delivery route due to ease of manufacture and administration, as well as enhanced patient compliance.

  Oral Immediate Release Formulations

     Oral drugs have traditionally been delivered through "immediate release" formulations, which release all the active drug substance into the bloodstream shortly after the patient takes the medication. Immediate release formulations are beneficial for certain conditions where rapid concentration of the active ingredient in the bloodstream is required, such as in acute pain relief. However, immediate release formulations of certain drugs can cause side effects due to toxicity associated with excessively high concentrations of the active substance in the bloodstream. In addition, certain immediate release pharmaceuticals have relatively short half-lives (the time required for half of the drug to be eliminated from the body), requiring frequent dosing and rigorous patient compliance in order to achieve successful outcomes.

  Oral Controlled Release Formulations

     Oral controlled release formulations are designed to alleviate the problems associated with certain immediate release formulations by extending the period over which the active ingredient is released into the bloodstream. This permits the drug to be administered less frequently, enhancing patient compliance. Controlled release drug delivery systems are typically designed to modulate peak drug levels in order to reduce side effects such as toxicity associated with immediate release pharmaceuticals.

     In certain cases, a controlled release drug can reduce the total amount of drug required because it is delivered over an extended period or at the therapeutically beneficial time or site. The reduction in the total amount of the active drug substance administered can result in diminished acute toxicity or toxicity associated with chronic dosing and decrease or eliminate systemic side effects. Controlled release systems can also improve drug bioavailability (the relative amount of the active drug substance in the bloodstream). For example, in drugs that have a narrow window for absorption, these systems can enhance bioavailability by localizing the release of the active drug substance in certain regions of the gastrointestinal tract. In addition, controlled release systems can be designed to coordinate the release of the active drug substance to coincide with the body's natural (circadian) rhythms when they are associated with certain disease states, such as diabetes and myocardial infarction.

     The following chart compares the concentration of the active drug substance in the bloodstream for a hypothetical drug over a period of time delivered with an immediate release delivery system and a controlled release delivery system.

     [Chart comparing the concentration of the active drug substance in the bloodstream (x axis) over a period of 30 hours (y axis) delivered with an immediate release delivery system and a controlled release delivery system]

     The controlled release system represented in the chart modulates the release of the active drug substance which prevents the concentration of the active drug substance at toxic levels and extends the period during which an effective dose is provided to the body.

     The usefulness of a number of types of drugs can be improved by a controlled release delivery system. Drugs with short half-lives often require frequent administration and are therefore candidates for controlled release formulation. In addition, controlled release systems can be used for drugs with a long half-life but with a narrow therapeutic index (the median toxic dose divided by the median therapeutic dose).

     The utilization of controlled release technologies also offers potential benefits to the developers of pharmaceutical products. For instance, a drug developer can continue to benefit from an established immediate release product which is losing patent protection, by creating a controlled release version of the immediate release product and then seeking patent protection for the reformulated product based on the delivery system. By reformulating a product, a drug developer can, in effect, develop a new product without many of the risks and costs typically associated with the discovery and development of new drugs such as new chemical entities ("NCEs"). While the development of a new drug based on an NCE generally takes approximately 15 years from discovery to regulatory approval and costs approximately $300 to $600 million, the development and regulatory approval of a controlled release version of an immediate release product generally takes between approximately five to seven years and costs less than $50 million. Furthermore, under the Waxman-Hatch Act, a drug developer can under certain circumstances obtain a three-year or five-year period of marketing exclusivity for a controlled released product approved under an NDA by the FDA.

  Oral Controlled Release Delivery Systems

     To date, drug developers have principally applied controlled release technologies to oral and transdermal (across the skin) routes of administration. The transdermal route of administration has not been widely commercialized because most drugs cannot be absorbed through the skin in a sufficient therapeutic dose. Due to the limited applicability of this technology and because oral delivery is the most prevalent and preferred route for delivery of drugs to patients, most of the recent advances in controlled release drug delivery technologies have focused on oral delivery. Three principal types of oral controlled release systems are currently utilized.

     Oral Osmotic Pump (OROS). The OROS drug delivery system was developed by ALZA in the early 1980s. It consists of the active drug substance housed in a reservoir, surrounded by a semi-permeable membrane and formulated into a tablet. A drug portal for release of the active drug substance is created by a laser-drilled hole in the tablet. Water from the gastrointestinal tract permeates the semi-permeable membrane at a controlled rate, and the osmotic pressure of this water forces the release of the active drug substance through the drug portal.

     The Company believes that each new drug which utilizes the OROS system requires extensive and time consuming development. In addition, specialized manufacturing equipment may be required to produce OROS-based products. Because of the complexities inherent in the manufacturing process, the Company believes that products formulated with the OROS system are more likely to suffer from batch variability and validation difficulties, and the scale-up from the laboratory to production can be difficult and expensive. Despite these disadvantages, the OROS system has been used in several commercially successful pharmaceutical products, including Procardia XL.

     Multiparticulate Systems. Multiparticulate systems have been used in commercially successful drugs since the 1960s. These systems consist of small particles containing active drug substance and excipients that are coated with a polymer to control the rate of release of the active drug substance. These small particles are either compressed into tablets or packed into a capsule. The active drug substance is released over time by diffusion from the particles.

     The Company believes that scale-up from the laboratory to commercial-scale production of formulations using a multiparticulate system can be lengthy, costly and difficult. Multiparticulate systems require investment in specialized equipment and the development of specialized solvents and solvent recovery systems for the coatings of each small particle. The Company believes that the major difficulty encountered in the production of multiparticulate systems is that the size and thickness of the coating of each particle often differ, which results in undesired variability in the release of the drug. Consequently, the Company believes the manufacturers of drugs using multiparticulate systems often have difficulties with reproducibility and content uniformity and experience high batch failure rates. Multiparticulate systems have also demonstrated limited applicability with insoluble active drug substances.

     Traditional Matrix Systems. Traditional matrix systems consist of an active drug substance, rate-controlling polymers and gel-forming excipients mixed together and compressed in a manner similar to conventional immediate release tablets. The matrix forms a gel after ingestion, and the active drug substance is released over time by diffusion through the matrix.

     Products using traditional matrix systems generally have low manufacturing costs as they are manufactured in the same manner as conventional tablets. However, the rate-controlling polymers used in such systems are not compatible with the physical and chemical properties of a wide range of drugs. The inconsistency of these polymers, as well as their limited drug carrying capacity, often limits their duration to 12 hours or less, such that more frequent dosing is often required to obtain efficacy. The usefulness of the traditional matrix systems is also limited because these systems are difficult to use with insoluble active drug substances.

     Notwithstanding the shortcomings of existing controlled release technologies, approximately 60 oral controlled release prescription drugs are marketed currently. Sales of these products in the United States in 1996 were approximately $6.0 billion.

TIMERX CONTROLLED RELEASE TECHNOLOGY

     The Company has developed the TIMERx delivery system, a novel drug delivery technology, to address the limitations of currently available oral controlled release delivery systems. The TIMERx system has evolved from the Company's extensive experience in developing, manufacturing and marketing tabletting ingredients for use in the pharmaceutical industry. The Company believes that the TIMERx system is a major advancement in oral drug delivery that represents the first easily-manufactured oral controlled release drug delivery system that is applicable to a wide variety of drug classes, including soluble drugs, insoluble drugs and drugs with a narrow therapeutic index. The Company intends to utilize the TIMERx system to formulate generic versions of controlled release drugs, controlled release formulations of currently-marketed immediate release drugs and NCEs.

     The TIMERx drug delivery system is a hydrophilic matrix consisting primarily of two natural polysaccharides, xanthan and locust bean gums, in the presence of dextrose. The physical interaction between these components works to form a strong, binding gel in the presence of water. Drug release is controlled by the rate of water penetration from the gastrointestinal tract into the TIMERx gum matrix, which expands to form a gel and subsequently releases the active drug substance. The TIMERx system can precisely control the release of the active drug substance in a tablet by varying the proportion of the gums, the tablet coating and the tablet manufacturing process. Drugs using TIMERx technology are formulated by combining the active drug substance, the TIMERx drug delivery system and additional excipients and compressing such materials into a tablet.

     The Company believes that the TIMERx controlled release system has several advantages over other oral controlled release systems.

     - Broad Applicability as a Drug Delivery System. The TIMERx system is adaptable to a wide range of drugs with different physical and chemical properties. For instance, the TIMERx system can be used to deliver both low dose (less than 5 mg) and high dose (greater than 500 mg) drugs as well as water soluble and insoluble drugs. Because of the high affinity of xanthan and locust bean gums, the TIMERx system permits a formulation with a high drug to gum ratio, which permits tablets to include a higher dosage of the active drug substance.

     - Flexible Pharmacokinetic Profile. The Company formulates the TIMERx material to optimize the desired kinetic profile of the active drug substance. In this manner, the TIMERx system can be designed to enhance the therapeutic effect of the active drug substance. Depending on the desired release profile, the Company can formulate the drug to be released in the body (i) at a constant amount or linear rate over time,
       (ii) at a decreasing amount over time where the rate is dependent on drug concentration, or (iii) at a varied release rate.

     - Ease of Manufacture. Drugs formulated using the TIMERx system are designed for production on standard pharmaceutical processing equipment. The TIMERx technology is easily and reproducibly scaled-up in a commercial manufacturing environment often utilizing the direct compression tabletting process.

     - Cost-Effective System. The TIMERx system is a cost-effective drug delivery system. It involves fewer and less complex ingredients than other systems and does not require the manufacturer to purchase specialized equipment. The Company believes that drug formulations using the TIMERx system can be developed more rapidly than drugs formulated with alternative controlled delivery systems and that the time to scale up to commercial quantities is minimized.

PENWEST STRATEGY

     Penwest's objective is to become a leader in the discovery, development and commercialization of innovative drug delivery technologies for the pharmaceutical industry. The Company's strategy consists of the following principal elements:

     Apply TIMERx Technology to Generic Versions of Controlled Release Pharmaceuticals. The Company's principal focus to date has been the application of its TIMERx technology to the development of generic versions of controlled release drugs. The Company has focused its development efforts on these drugs in order to accelerate the commercialization of the TIMERx delivery system, since generic drugs are regulated through the less expensive and abbreviated ANDA regulatory process applicable to generic drugs. In selecting generic controlled release pharmaceutical candidates to develop, the Company targets high sales volume, technically-complex controlled release pharmaceuticals. The Company believes these drug candidates are difficult to replicate and, as a result, TIMERx versions may have limited competition from other formulations.

     Create Innovative Controlled Release Versions of Immediate Release Pharmaceuticals. The Company has also focused on the application of its TIMERx technology to the development of controlled release formulations of immediate release drugs, which will be marketed as brand name pharmaceuticals. In developing these controlled release formulations, the Company intends to seek collaborations with developers of the immediate release drugs or with pharmaceutical companies having a market presence in the applicable therapeutic area. The development of these controlled release drugs is subject to the NDA approval process, although the Company and its collaborators may be permitted to rely on existing safety and efficacy data with respect to the immediate release drug in submitting the NDA.

     Apply TIMERx Technology to the Development of New Chemical Entities. The Company believes that its TIMERx technology may be applicable to the development of products containing NCEs by pharmaceutical companies. The development of such NCEs is subject to the full NDA approval process, including conducting preclinical studies, filing an Investigational New Drug ("IND") application, conducting clinical trials and submitting an NDA.

     Establish Collaborations for Development, Manufacture and Marketing. The Company has existing collaborative agreements with Mylan, Leiras, Kremers, Sanofi and Endo and intends to enter into additional collaborative agreements with respect to other pharmaceuticals. The Company's existing and potential future collaborations enable the Company to secure additional financial support for its research and development activities, to obtain access to the clinical, manufacturing and regulatory resources and expertise of its collaborators and to rely on them for the sales and marketing, distribution and promotion of TIMERx-based controlled release drugs on a worldwide basis.

     Expand Pharmaceutical Excipients Business. The Company's excipients business provides financial support for the development of the Company's TIMERx drug delivery system. In order to expand the Company's excipients business, the Company intends to develop new excipients, such as ProSolv, its recently introduced MCC excipient for pharmaceutical and nutritional companies. In addition to selling ProSolv as a bulk excipient, the Company intends to pursue selected licensing opportunities for ProSolv with pharmaceutical companies that are developing new drug candidates.

TIMERX PRODUCT DEVELOPMENT

     The following table provides information relating to the therapeutic area, the development status and the collaborator for each product under development utilizing the Company's TIMERx technology and is qualified by reference to the more detailed descriptions included elsewhere in this Prospectus.

          BRAND NAME               THERAPEUTIC        DEVELOPMENT
          (COMPOUND)                   AREA             STATUS         COLLABORATOR (5)
------------------------------    --------------    ---------------    ----------------
GENERIC CONTROLLED RELEASE (1)
  Procardia XL                    Hypertension,     ANDA filed (3)        Mylan
  (nifedipine)                    Angina
  Adalat CC                       Hypertension      Bioequivalence        Mylan
  (nifedipine)                                      Studies
  Adalat LA                       Hypertension,     Clinical/             Sanofi
  (nifedipine)                    Angina            Bioequivalence
                                                    Studies
  Cardizem CD                     Hypertension,     Bioequivalence       Kremers
  (diltiazem)                     Angina            Studies
  Glucotrol XL                    Diabetes          Bioequivalence        Mylan
  (glipizide)                                       Studies
  Covera HS                       Hypertension,     Bioequivalence       Kremers
  (verapamil                      Angina            Studies
  hydrochloride)
BRANDED CONTROLLED RELEASE (2)
  Cystrin CR                      Urinary           Approved (4)          Leiras
  (oxybutynin)                    Incontinence
  Numorphan TRx                   Pain Relief       Formulation            Endo
  (oxymorphone)

---------------
(1) Generic versions of controlled release products are developed in three basic stages:

    Formulation. Involves the utilization or adaptation of drug delivery technologies to the product candidate and evaluation in in vitro dissolution studies.

    Bioequivalence Studies. (a) Pilot bioequivalence studies involve testing in 10 to 15 human subjects to determine if the formulation yields a blood level comparable to the existing controlled release drug; (b) Full scale bioequivalence studies involve the manufacture of at least 10% of the intended commercial lot size and the analysis of plasma concentrations of the drug in 24 or more human subjects under fasting conditions and multiple dose conditions and 18 or more human subjects under fed conditions to determine whether the rate and extent of the absorption of the drug are substantially equivalent to that of the existing drug.

    ANDA Filing. An ANDA is submitted to the FDA with results of bioequivalence studies and other data such as in vitro specifications for the formulation, stability data, analytical data, methods validation and manufacturing procedures and controls. See "Business -- Government Regulation."

(2) Controlled release formulations of immediate release products are subject to the NDA regulatory process. To the extent that the controlled release product is an extension of an FDA-approved immediate release version of the same chemical entity, the Company's collaborators may be permitted to rely on existing clinical data as to the safety and efficacy of the chemical entity in filing NDAs. See "Business -- Government Regulation."

(3) Mylan has filed an ANDA for the 30 mg dosage strength of Nifedipine XL and is conducting full scale bioequivalence studies of the 60 and 90 mg dosage strengths of Nifedipine XL.

(4) In October 1997, Leiras received marketing approval for Cystrin CR in
    Finland.

(5) The Company's collaborators typically provide research and development support and are responsible for conducting full scale bioequivalence studies or clinical trials, obtaining regulatory approvals and manufacturing, marketing and selling the product. There can be no assurance that the results obtained in bioequivalence studies or preclinical studies will be obtained in full scale bioequivalence studies and other late stage clinical studies or that the Company or its collaborators will receive regulatory approvals to continue clinical studies of such products or to market any such products. See "Business -- Collaborative Arrangements."

  Generic Controlled Release Pharmaceuticals

     Generic controlled release pharmaceuticals are therapeutic equivalents of brand name drugs for which patents or marketing exclusivity rights have expired. Generic controlled release pharmaceuticals are typically difficult to replicate because of: (i) formulation complexity; (ii) analytical complexity; and/or (iii) manufacturing complexity. The Company believes that such generic controlled release pharmaceuticals are less likely to suffer the same price erosion as other generic pharmaceuticals because of the difficulty in replicating controlled release pharmaceuticals and the resulting limits on competition.

     When developing generic pharmaceuticals, the drug developer is required to demonstrate that the generic product candidate will exhibit in vivo release and absorption characteristics equivalent to those of the branded pharmaceutical without infringing on any unexpired patents. During the formulation of generic pharmaceuticals, drug developers create their own version of the branded drug by using or adapting drug delivery technologies to the product candidate.

     The Company currently has development programs relating to the following generic controlled release pharmaceuticals:

     Nifedipine XL. The Company and Mylan are currently developing Nifedipine XL, a generic version of Procardia XL incorporating TIMERx technology. Procardia XL is a once-a-day controlled release formulation of nifedipine, a calcium channel blocking agent indicated for hypertension, vasospastic angina and chronic stable angina, which uses the OROS delivery system. Procardia XL is marketed in three dosage strengths (30 mg, 60 mg and 90 mg) by the Pratt Pharmaceuticals division of Pfizer and had sales in the United States in 1996 of approximately $950 million.

     In May 1997, Mylan's ANDA for Nifedipine XL (30 mg) was accepted by the FDA for review. This was the first generic version of Procardia XL accepted by the FDA for review. Mylan is currently conducting full scale bioequivalence studies of the 60 mg and 90 mg dosage strengths of Nifedipine XL. The Company is aware of a number of other companies that are developing generic formulations of Procardia XL. For a description of certain litigation regarding the Mylan ANDA filing, see "Business -- Litigation."

     Nifedipine CC. The Company and Mylan are currently developing a generic version of Adalat CC(R) incorporating TIMERx technology. Adalat CC is a once-a-day controlled release formulation of nifedipine, a calcium channel blocking agent indicated for hypertension. Adalat CC is marketed in three dosage strengths (30 mg, 60 mg and 90 mg) by Bayer and had sales in the United States in 1996 of approximately $250 million. Mylan is conducting full scale bioequivalence studies of the 30 mg dosage strength of Nifedipine CC. Elan recently filed an ANDA for a generic version of the 30 mg strength of Adalat CC. The Company is also aware of a number of other companies that are developing generic formulations of Adalat CC.

     Nifedipine LA. The Company and Sanofi are currently developing a generic version of Adalat LA(R) (a drug marketed in Europe that is equivalent to Procardia XL) incorporating TIMERx technology. Adalat LA is a once-a-day controlled release formulation of nifedipine, a calcium channel blocking agent indicated for hypertension, vasospastic angina and chronic stable angina, which uses the OROS delivery system. Adalat LA is marketed in two dosage strengths (30 mg and 60 mg) by Bayer in Europe and had sales in Europe in 1996 of approximately $340 million. Sanofi is conducting full scale bioequivalence studies and certain clinical trials in the United Kingdom of the 30 mg dosage strength of Nifedipine LA.

     Diltiazem CD. The Company and Kremers are currently developing a generic version of Cardizem CD(R) incorporating TIMERx technology. Cardizem CD is a once-a-day controlled release formulation of diltiazem hydrochloride, a calcium channel blocking agent indicated for hypertension, vasospastic angina and chronic stable angina, which uses a multiparticulate drug delivery system. Cardizem CD is marketed in four dosage strengths (120 mg, 180 mg, 240 mg and 300
mg) by Hoechst Marion Roussel, Inc. and had sales in the United States in 1996 of approximately $730 million. Kremers is currently conducting full scale bioequivalence studies of the 240 mg version of Diltiazem CD. The Company is aware of three competitors which have filed ANDAs with respect to generic formulations of Cardizem CD, one of which has been tentatively approved by the FDA pending the outcome of patent litigation.

     Glipizide XL. The Company and Mylan are currently developing a generic version of Glucotrol XL(R) incorporating TIMERx technology. Glucotrol XL is a once-a-day controlled release formulation of glipizide, a blood-glucose lowering agent indicated as an adjunct to diet for the control of hyperglycemia in diabetes patients, which uses the OROS delivery system. Glucotrol XL is marketed in 5 mg and 10 mg dosage strengths by the Pratt Pharmaceuticals division of Pfizer and had sales in the United States in 1996 of approximately $127 million. Mylan is conducting full scale bioequivalence studies of the 5 mg and 10 mg dosage strengths of Glipizide XL. The Company is aware of a number of other companies that are developing generic formulations of Glucotrol XL.

     Verapamil HS. The Company and Kremers are currently developing a generic version of Covera HS(R) incorporating TIMERx technology. Covera HS is a once-a-day controlled release formulation of verapamil hydrochloride, a calcium channel blocking agent indicated for the management of hypertension and angina, which uses the OROS delivery system. Covera HS is marketed in two dosage strengths (180 mg and 240 mg) by G. D. Searle & Co. and had sales in the United States in 1996 of approximately $18 million. Kremers is conducting full scale bioequivalence studies of the 180 mg and 240 mg dosage strengths of Verapamil HS. The Company is aware of a number of other companies that are developing generic formulations of Covera HS.

  Branded Controlled Release Pharmaceuticals

     The Company is applying its TIMERx technology to the development of controlled release formulations of immediate release pharmaceuticals. The Company currently has development programs relating to the following:

     Cystrin CR. The Company and Leiras are currently developing a controlled release formulation of Cystrin(R) incorporating TIMERx technology. Cystrin is a twice-a-day immediate release version of the anticholinergic drug oxybutynin indicated for the treatment of urinary incontinence. Oxybutynin is marketed in Europe by Leiras under the trademark Cystrin and by Hoechst Marion Roussel, Inc. under the name Ditropan(R). These products had worldwide sales in 1996 of approximately $160 million. In October 1997, Leiras received marketing approval in Finland for Cystrin CR. The Company has been advised that Leiras intends to seek distributors for Cystrin CR in other countries when and if marketing approval is obtained in such countries.

     Numorphan TRx. The Company and Endo are currently developing a controlled release formulation of Numorphan(R) incorporating TIMERx technology. Numorphan is a parenteral and suppository dosage form of oxymorphone, a narcotic analgesic for the treatment of moderate to severe pain. Numorphan is marketed by Endo and had sales in the United States in 1996 of approximately $10 million. Numorphan TRx, if successfully developed, would represent the first oral controlled release version of Numorphan and would compete in the severe analgesic market with products such as MS Contin and Oxycontin, which had sales in the United States in 1996 of approximately $170 million. The Company is currently in the process of developing a TIMERx formulation and has not yet conducted any clinical studies.

PHARMACEUTICAL EXCIPIENTS

     The Company sells 29 excipient products which are used in the manufacture of tablets by pharmaceutical and nutritional companies worldwide. The Company's product line is broadly classified into three distinct categories: binders, disintegrants and lubricants. Binders, working in conjunction with other products, are the primary tablet-forming component of excipients. Disintegrants function to help make a tablet fall apart when consumed by drawing water into the dosage form, a necessary precursor to dissolution and ultimately absorption of the drug. Lubricants help facilitate the ease of manufacture of drugs so that they emerge from a tabletting machine with the desired physical characteristics.

     The Company's excipients are sold to the brand prescription, generic prescription, over-the-counter market and nutritional markets. In 1996, the Company sold bulk excipients to more than 300 customers, including some of the leading pharmaceutical companies in the world such as the Perrigo Company, Bristol-Myers Squibb Company, McNeil Consumer Products Company and SmithKline Beecham, plc ("SmithKline"), in more than 40 countries.


     The Company engages in innovative product development to develop new high performance excipients. In October 1996, the Company introduced ProSolv, which the Company believes represents a new class of high functionality binders. ProSolv, the first new MCC product in the pharmaceutical industry in 35 years, is a patented product that combines MCC and colloidal silicon dioxide. MCC has historically been one of the most popular excipients used in tabletting operations. However, MCC has demonstrated certain disadvantages with respect to the manufacture of tablets using the wet granulation method, a widely used method of tablet preparation. One of the disadvantages of this method is that when MCC is wetted or comes in contact with moisture during tablet manufacturing, MCC loses 30-50% of its compactability. To counteract this loss, additional MCC is required to be added to the formulation, which increases the size and the cost of the tablet. In contrast, ProSolv's properties enable it to be used without losing compactability when wetted or placed in contact with moisture.


     The benefits of ProSolv are maintained irrespective of the method of tablet manufacture. ProSolv can be used by manufacturers to produce harder tablets and can enable manufacturers to reduce the amount of binders used in the tablet, thereby reducing the size and cost of the tablet. Additionally, ProSolv can be used to manufacture tablets with difficult active ingredients which otherwise may not have been manufactured.

     In addition to ProSolv, the principal excipient product lines currently marketed by Penwest include the following:


     EMCOCEL(R), the Company's largest selling product, is a tabletting binder used in pharmaceutical formulations worldwide. EMCOCEL is utilized in a number of products including Centrum vitamins, several store brand ibuprofen products and many prescription pharmaceuticals.


     EMCOMPRESS(R), or dicalcium phosphate, is a binder marketed by the Company under an exclusive worldwide distribution agreement with the manufacturer Albright and Wilson Americas Inc. The distribution agreement expires on December 31, 1999, subject to automatic extension on an annual basis unless either party gives the other party 12 months notice of its desire to terminate the agreement. EMCOMPRESS is frequently used in vitamin formulations as it serves as an additional source of dietary calcium.

     EMDEX(R), or dextrates, is a binder that is used as a directly compressible excipient in both chewable and non-chewable tablets. EMDEX is odorless with a sweet taste caused by its sugar composition. EMDEX is used in, among other things, chewable antacid tablets and vitamins. EMDEX is manufactured by Penford and will continue to be supplied by Penford to the Company following the completion of this offering. See "Arrangements Between the Company and Penford."

     EXPLOTAB(R), or sodium starch glycolate, is the principal disintegrant marketed by the Company. EXPLOTAB is distributed by Penwest under an exclusive worldwide distribution agreement with the manufacturer, Roquette America, Inc. The distribution agreement is automatically renewable on an annual basis unless either party gives the other party 12 months notice of its desire to terminate the agreement. EXPLOTAB is used in a number of products and is an essential component of the Tylenol family of products.


     PRUV(R), or sodium stearyl fumarate, is the principal lubricant marketed by the Company. PRUV is marketed under an exclusive worldwide distribution agreement with the manufacturer, Astra Pharmaceutical Production AB. The distribution agreement is automatically renewable on an annual basis unless either party gives the other party 12 months notice of its desire to terminate the agreement. PRUV is used in several prescription pharmaceuticals.

     The Company had revenues from the sale of pharmaceutical excipients in 1994, 1995 and 1996 of $23.1 million, $25.0 million and $25.0 million, respectively.

COLLABORATIVE ARRANGEMENTS

     The Company has entered into collaborative arrangements with five pharmaceutical companies to facilitate and expedite the commercialization of its TIMERx drug delivery technology.

  Mylan Pharmaceuticals Inc.

     In August 1994, August 1995 and March 1996, the Company entered into product development and supply agreements with Mylan with respect to the development of generic versions of Procardia XL (nifedipine), Adalat CC (nifedipine) and Glucotrol XL (glipizide), based on the Company's TIMERx technologies (the "Mylan Products"). Mylan is one of the leading generic pharmaceutical companies in the United States.

     Under these product development and supply agreements, the Company is responsible for the formulation, manufacture and supply of TIMERx material for use in the Mylan Products, and Mylan is responsible for conducting all bioequivalence studies, preparing all regulatory applications and submissions and manufacturing and marketing the Mylan Products in the United States, Canada and Mexico. Each product development and supply agreement is terminable by either party upon 90 days prior written notice at any time (i) prior to the submission of the ANDA for the product covered by such agreement if such party reasonably determines that no further development efforts are likely to lead to the successful development of such product and (ii) prior to approval by the FDA of such ANDA if such party reasonably determines that such ANDA is not likely to be approved. Following approval of the ANDA, the product development and supply agreement will extend for a term of 20 years from the date on which the ANDA is approved, subject to earlier termination by either party upon specified circumstances.

     The Company has received milestone payments under each of the product development and supply agreements and is entitled to additional milestone payments under such agreements upon the continued development of the Mylan Products. The Company is also entitled to royalties on the sale of each Mylan Product, which royalties will be reduced with respect to such Mylan Product if there are on the market and available for retail sale any other generic controlled release formulations of the drug of which such Mylan Product is a generic controlled release formulation. In addition, Mylan has agreed that during the term of the product development and supply agreements it will purchase formulated TIMERx material for use in the Mylan Products exclusively from the Company at specified prices.

     Penwest and Mylan also entered into a sales and distribution agreement in January 1997 (the "Mylan Distribution Agreement") with respect to Nifedipine XL pursuant to which Mylan agreed to manufacture and supply Nifedipine XL to Penwest for distribution by Penwest and one or more distributors (as to which the Company and Mylan must mutually agree) in certain specified European and Latin American countries. This agreement expires in January 2007, subject to automatic extension on an annual basis. Under this agreement, the Company has agreed to purchase Nifedipine XL exclusively from Mylan at specified prices or to pay Mylan 50% of any royalties received by the Company from its distributors if Mylan licenses its manufacturing technology to the Company for use by the Company's distributors instead of manufacturing the product for distribution. Under this agreement, Mylan is entitled to 50% of any royalties or milestone payments received by the Company under the Company's product development and supply agreement with Sanofi described below.

  Kremers Urban Development Company

     In May 1996 and August 1996, the Company entered into product development and supply agreements with Kremers with respect to the development of generic versions of Cardizem CD (diltiazem) and Covera HS (verapamil hydrochloride), respectively (the "Kremers Products"), based on the Company's TIMERx technologies. Kremers is the generics division of the research-based pharmaceutical company, Schwarz Pharma Inc.

     Under these product development and supply agreements, the Company is responsible for formulating the Kremers Products and for manufacturing and supplying TIMERx material to Kremers for use in the Kremers Products, and Kremers is responsible for conducting bioequivalence studies, preparing all regulatory applications and submissions and manufacturing and marketing the Kremers Products in the United States, Canada and Mexico.

     Each product development and supply agreement is terminable by either party upon 30 days prior written notice at any time (i) prior to the successful completion of specified bioequivalence studies if such party reasonably determines that no further development efforts are likely to lead to the successful development of the product covered by such product development and supply agreement and (ii) prior to the approval by the FDA (or equivalent regulatory authority) of the ANDA (or equivalent regulatory filing) for such product if such party reasonably determines that the ANDA or equivalent filing is not likely to be approved by the FDA (or equivalent regulatory authority). In addition, Kremers may terminate each product development and supply agreement if, due to changed circumstances, Kremers reasonably determines that the potential commercial viability of the product covered by the product development and supply agreement will not justify the use of best efforts by Kremers. Following approval of the ANDA (or other regulatory filing), the product development and supply agreement will extend with respect to each country covered by such agreement for a term of 20 years from the date (the "Kremers Approval Date") on which the Kremers Product covered by such agreement is approved for commercial sale by the FDA (or equivalent regulatory authority) pursuant to an ANDA (or equivalent regulatory filing) in such country, subject to earlier termination by either party upon specified circumstances. At any time following the Kremers Approval Date for commercial sale of a Kremers Product in the United States, Kremers may terminate the product development and supply agreement with respect to such Kremers Product for any reason upon at least 120 days prior written notice, whereupon the Company would have a paid-up license to Kremers's rights in such Kremers Product and related data and regulatory filings.

     The Company has received milestone payments under the product development and supply agreements and is entitled to additional milestone payments upon the continued development of the Kremers Products. The Company also is entitled to royalties on the sale of the Kremers Products. However, both milestone payments and the royalties otherwise due under the product development and supply agreements may be reduced in the event that there are competing generic controlled release formulations of Covera HS or Cardizem CD, as may be applicable, on the market and available for retail sale.

     In addition, Kremers has agreed that, during the term of the product development and supply agreements, it will purchase formulated TIMERx material for use in the Kremers Products exclusively from the Company at specified prices. These prices will be reduced in the event that there are competing generic versions of Covera HS and/or Cardizem CD, as may be applicable, on the market and available for retail sale.

     The Company is aware of at least three generic versions of Cardizem CD for which ANDAs have been filed. One of these ANDAs has been tentatively approved by the FDA, pending the outcome of patent litigation. The existence of these generic drugs will result in the reduction of any payments to be received by the Company under the product development and supply agreement covering the generic version of Cardizem CD.

  Sanofi Winthrop International S.A.

     In February 1997, the Company entered into a product development and supply agreement with Sanofi with respect to the development of a generic version of Adalat LA based on the Company's TIMERx technology (the "Sanofi Product"), a drug that is identical to Procardia XL. Sanofi is a research-based international pharmaceutical company, based in Paris, France, which has a European infrastructure from which to develop, register and market prescription pharmaceuticals.

     Under the product development and supply agreement, the Company is responsible for conducting pilot bioequivalence studies of the Sanofi Product and for manufacturing and supplying TIMERx material to Sanofi, and Sanofi is responsible for conducting all full scale bioequivalence studies, preparing all regulatory applications and submissions and manufacturing and marketing the Sanofi Product in specified countries in Europe and in South Korea.

     The product development and supply agreement expires with respect to each specified country on the 10th, 13th, 16th or 19th anniversary of the date on which the Sanofi Product is approved by the relevant regulatory authority in such country for commercial sale if notice is provided by either party prior to any of such anniversary dates that the agreement will expire with respect to such country on such anniversary date. The agreement is also subject to earlier termination by either party under specified circumstances.

     The Company is entitled to milestone payments under the product development and supply agreement upon the continued development of the Sanofi Product. The Company is also entitled to royalties upon the sale of the Sanofi Product. One half of such payments will be paid to Mylan in accordance with the Mylan Distribution Agreement. In addition, Sanofi has agreed that, during the term of the product development and supply agreement, it will purchase formulated TIMERx material for use in the Sanofi Product exclusively from the Company at specified prices.

  Leiras OY

     In July 1992, the Company entered into an agreement with Leiras with respect to the development and commercialization of Cystrin CR, a controlled release formulation of Cystrin based on the Company's TIMERx technology. In May 1995, the Company entered into a second agreement with Leiras clarifying certain matters with respect to the collaboration. Leiras is a Finnish subsidiary of Schering AG. Leiras is developing products focused in the areas of reproductive health care, urology, oncology and inhalation technology.

     Under the agreements, the Company is responsible for the development and formulation of Cystrin CR and for manufacturing and supplying TIMERx material to Leiras for use in the manufacture of Cystrin CR, and Leiras is responsible for preparing all regulatory applications and submissions and manufacturing and marketing Cystrin CR on a worldwide basis. Leiras has the right to appoint distributors for marketing and distribution in specified territories, subject in certain circumstances to the approval of the Company.

     The agreements terminate upon the expiration of the TIMERx patents licensed to Leiras (which will occur in the year 2014), subject to earlier termination by either party under specified circumstances. Leiras has also agreed to pay the Company royalties on the sale of Cystrin CR and to purchase formulated TIMERx material exclusively from the Company at specified prices.

  Endo Pharmaceuticals Inc.

     In September 1997, the Company entered into a strategic alliance agreement with Endo with respect to the development of controlled release formulations of oxymorphone based on the Company's TIMERx technology (the "Endo Products"). Endo is a research-based and generic pharmaceutical company formed from a management buyout of a division of DuPont Merck Pharmaceuticals ("Dupont Merck"). Endo has a broad product line including 25 drugs in the generic product division and 12 established (formerly DuPont Merck) brand products, including Percodan and Percocet. Endo is registered with the U.S. Drug Enforcement Administration as a developer, manufacturer and marketer of controlled narcotic substances.

     Under the strategic alliance agreement, the responsibilities of the Company and Endo with respect to any Endo Product will be determined by a committee comprised of an equal number of members from each of the Company and Endo (the "Alliance Committee"). However, the Company expects that it will formulate each drug candidate and that Endo will conduct all clinical studies and prepare and file all regulatory applications and submissions. In addition, under the agreement, the Company has agreed to manufacture and supply TIMERx material to Endo, and Endo has agreed to manufacture and market the Endo Products in the United States. The manufacture and marketing of Endo Products outside of the United States may be conducted by the Company, Endo or a third party, as determined by the Alliance Committee.

     The strategic alliance agreement is terminable with respect to an Endo Product by either party upon 30 days prior written notice at any time (i) prior to the completion of development activities with respect to such Endo Product if such party determines that further development efforts are not likely to lead to the successful development of such Endo Product and (ii) prior to obtaining approval by the FDA (or equivalent regulatory authority) of an NDA (or equivalent regulatory filing) with respect to such Endo Product if such party determines that further efforts are not likely to lead to such approval, although the non-terminating party would have the right to continue the agreement with respect to such Endo Product for a specified period and the royalties that might otherwise have been payable to the terminating party would be reduced. Following regulatory approval of the marketing and sale of such Endo Product, the term of the strategic alliance agreement will extend for up to 20 years from the date of such regulatory approval, subject to earlier termination under specified circumstances.

     The Company and Endo have agreed to share the costs involved in the development and commercialization of the Endo Products and that the party marketing the Endo Products (which the Company expects will be Endo) will pay the other party royalties equal to 50% of net marketing revenues after fully-burdened costs (although this percentage will decrease as the total U.S. marketing revenues from an Endo Product increase), subject to each party's right to terminate its participation with respect to any Endo Product described above. Endo will purchase formulated TIMERx material for use in the Endo Products exclusively from the Company at specified prices. Such prices will be reflected in the determination of fully-burdened costs.

RESEARCH AND DEVELOPMENT

     The Company conducts research and development activities with respect to additional applications of TIMERx technology, advances in the TIMERx technology and additional novel excipients such as ProSolv. The Company is also conducting research and development with respect to controlled release delivery of therapeutic substances to the respiratory tract through the use of dry powder aerosol delivery systems and has recently received a U.S. patent relating to such technology. The Company believes that this technology, which utilizes the same polysaccharide materials as the Company's TIMERx technology, may be appropriate for the delivery of peptide and protein drugs, which are often poorly absorbed from the gastrointestinal tract. The Company expects that it will seek to enter into collaborations to develop such new TIMERx applications or technologies.

     The Company's research and development expenses in 1994, 1995 and 1996 were $2.3 million, $2.7 million and $3.7 million, respectively. These expenses do not include amounts incurred by the Company's collaborators in connection with the development of products under the collaboration agreements such as expenses for full scale bioequivalence studies performed by the collaborators.

MANUFACTURING

     The Company currently has a laboratory and pilot manufacturing facility covering approximately 55,000 square feet contiguous to its executive offices in Patterson, New York. However, the Company lacks commercial-scale facilities to manufacture its TIMERx material in accordance with cGMP requirements prescribed by the FDA. As a result, to date, the Company has relied on a large third-party pharmaceutical company, Boehringer Ingelheim Pharmaceuticals, Inc., for the bulk manufacture of its TIMERx material for delivery to its collaborators under an agreement that expires in June 1998. The Company anticipates using approximately $15.0 million from the proceeds of this offering for the construction of manufacturing facilities in Patterson, New York for the manufacture of bulk TIMERx, as well as expanded laboratory space. The Company is also increasing its inventory of TIMERx material.

     Although the Company intends to use a portion of the proceeds of this offering to build a manufacturing facility for its TIMERx material, the Company expects to continue to be dependent on third-party manufacturers until its facility is fully operational and in compliance with cGMP. The Company believes that there are a limited number of manufacturers that operate under cGMP regulations capable of manufacturing the Company's products. In the event that the Company is unable to obtain contract manufacturing, or obtain such manufacturing on commercially reasonable terms, it may not be able to commercialize its products as planned. There can be no assurance that third parties depended upon by the Company will perform and any failures by third parties may delay development or the submission of products for regulatory approval, impair the Company's collaborators' ability to commercialize products as planned and deliver products on a timely basis, or otherwise impair the Company's competitive position, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's TIMERx drug delivery system is a hydrophilic matrix consisting primarily of two natural polysaccharides, xanthan and locust bean gums, in the presence of dextrose. The Company purchases these gums from a sole source supplier. Although the Company has qualified alternate suppliers with respect to these gums and to date the Company has not experienced difficulty acquiring these materials, there can be no assurance that interruptions in supplies will not occur in the future or that the Company will not have to obtain substitute suppliers. Any of these events could have a material adverse effect on the Company's ability to manufacture bulk TIMERx for delivery to its collaborators, which could have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company currently has two cGMP-approved manufacturing facilities for its MCC products, including EMCOCEL and ProSolv. These facilities are located in Cedar Rapids, Iowa and Nastola, Finland and cover approximately 35,000 square feet and 15,000 square feet, respectively. The Company's MCC products are primarily made from wood pulp. Although the Company obtains wood pulp primarily from a single supplier, wood pulp is widely available from a number of suppliers.

     All manufacturing operations of the Company are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of certain materials and waste products.

MARKETING AND DISTRIBUTION

     Pursuant to the Company's collaborative agreements, the Company's collaborators have responsibility for the marketing and distribution of any controlled release pharmaceuticals developed based on the Company's TIMERx technology. Because the Company does not plan on developing any of such pharmaceuticals without a collaborator, the Company has not developed and does not intend to develop any sales force with respect to such products. As a result, the Company is substantially dependent on the efforts of its collaborators to market the products. In selecting a collaborator for a drug candidate, some of the factors the Company considers include the collaborator's market presence in the therapeutic area targeted by the drug candidate and the collaborator's sales force and distribution network.

     The Company has an in-house sales force of nine employees who market the Company's excipients in the United States. This sales force focuses primarily on pharmaceutical and nutritional companies. The Company also markets its excipients worldwide through the use of distributors located in over 40 countries. The Company typically sells its excipients to its largest customers under three-year supply agreements.

COMPETITION

     The pharmaceutical industry is highly competitive and is affected by new technologies, governmental regulations, health care legislation, availability of financing, litigation and other factors. Many of the Company's competitors have longer operating histories and greater financial, marketing, legal and other resources than the Company and certain of its collaborators. The Company expects that it will be subject to competition from numerous other entities that currently operate or intend to operate in the pharmaceutical industry, including companies that engage in the development of controlled release technologies. The Company's TIMERx business faces competition from numerous public and private companies and their controlled release technologies, including ALZA's OROS technology, multiparticulate systems marketed by Elan and Biovail Corporation International, traditional matrix systems marketed by Jago Pharma AG, a subsidiary of SkyePharma, plc, and other controlled release technologies marketed and under development by Andrx Corporation, among others.


     The Company initially is concentrating its development efforts on generic versions of controlled release pharmaceuticals. Typically, selling prices of immediate release drugs have declined and profit margins have narrowed after generic equivalents of such drugs are first introduced and the number of competitive products has increased. Similarly, the success of generic versions of controlled release products based on the Company's TIMERx technology will depend, in large part, on the intensity of competition from currently marketed drugs and technologies that compete with the branded pharmaceutical, as well as the timing of product approvals. However, the Company believes that generic versions of controlled release pharmaceuticals based on TIMERx technology are less likely to suffer the same degree of price erosion as other generic pharmaceuticals because the formulation, analytical and manufacturing complexity of the generic versions may be difficult for other companies to replicate, which could limit competition. Competition may also arise from therapeutic products that are functionally equivalent but produced by other methods. In addition, under several of the Company's collaborative arrangements, the payments due to the Company with respect to the controlled release products covered by such collaborative arrangements will be reduced in the event that there are competing generic controlled release versions of such products.


     The generic drug industry is characterized by frequent litigation between generic drug companies and branded drug companies. Those companies with significant financial resources will be more able to bring and to defend any such litigation. See "Business -- Litigation."

     In its excipients business, the Company competes with a number of large manufacturers and other distributors of excipient products, many of which have substantially greater financial, marketing and other resources than the Company. The Company's principal competitor in this market is FMC Corporation, which markets its own line of MCC excipient products.

     The pharmaceutical industry is characterized by rapid and substantial technological change. There can be no assurance that any products incorporating TIMERx technology will not be rendered obsolete or non-competitive by new drugs, treatments or cures for the medical conditions the TIMERx-based products are addressing. Any of the foregoing could have a material adverse effect on the Company's business, financial condition and results of operations.

PATENTS AND PROPRIETARY RIGHTS

     Penwest believes that patent and trade secret protection, particularly of its drug delivery technology, is important to its business and that its success will depend in part on its ability to maintain existing patent protection, obtain additional patents, maintain trade secret protection and operate without infringing the proprietary rights of others.

     Penwest has been issued 17 U.S. patents and 40 foreign patents relating to its controlled release drug delivery technology. In addition, Penwest has filed 12 U.S. patent applications and various corresponding foreign patent applications relating to its controlled release drug delivery technology. The U.S. patents issued to the Company cover the Company's TIMERx technology, including the combination of the xanthan and locust bean gums, the oral solid dosage form of TIMERx and the method of preparation, as well as the application (and combination) of TIMERx technology to various active drug substances, including both method of treatment and methods of preparation. All these patents expire between 2008 and 2015.


     Penwest has also been issued two U.S. patents and four U.S. patent applications have been allowed relating to its excipient technology. The U.S. patents and the four allowed U.S. patent applications cover ProSolv and other augmented MCC excipient products. The U.S. patents and the four allowed U.S. patent applications, if issued, will expire no later than January 9, 2015.

     The issuance of a patent is not conclusive as to its validity or as to the enforceable scope of the claims of the patent. There is no assurance that the Company's patents or any future patents will prevent other companies from developing non-infringing similar or functionally equivalent products or from successfully challenging the validity of the Company's patents. Furthermore, there is no assurance that (i) any of the Company's future processes or products will be patentable; (ii) any pending or additional patents will be issued in any or all appropriate jurisdictions; (iii) the Company's processes or products will not infringe upon the patents of third parties; or (iv) the Company will have the resources to defend against charges of infringement by or protect its own patent rights against third parties. The inability of the Company to protect its patent rights or infringement by the Company of the patent or proprietary rights of others could have a material adverse effect on the Company's business, financial condition and results of operations.


     Penwest also relies on trade secrets and proprietary knowledge, which it generally seeks to protect by confidentiality and non-disclosure agreements with employees, consultants, licensees and pharmaceutical companies. There can be no assurance, however, that these agreements have or in all cases will be obtained, that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known by competitors.


     There has been substantial litigation in the pharmaceutical, biomedical and biotechnology industries with respect to the manufacture, use and sale of new products that are the subject of conflicting patent rights. Most of the controlled release products that the Company is developing with its collaborators are generic versions of brand name controlled release products that are covered by one or more patents. Under the Waxman-Hatch Act when an applicant files an ANDA with the FDA for a generic version of a brand name product covered by an unexpired patent listed with the FDA, the applicant must certify to the FDA that such patent will not be infringed by the applicant's product or that such patent is invalid or unenforceable. Notice of such certification must be given to the patent holder and the sponsor of the NDA for the brand name product. If a patent infringement lawsuit is filed within 45 days of the receipt of such notice, the FDA will conduct a substantive review of the ANDA, but will not grant final marketing approval of the generic product until a final judgment on the patent suit is rendered in favor of the applicant or until 30 months (or such longer or shorter period as a court may determine) have elapsed from the date of the certification, whichever is sooner. Should a patent holder commence a lawsuit with respect to alleged patent infringement by the Company or its collaborators, the uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict. To date, one such action has been commenced against one of the Company's collaborators and it is anticipated that additional actions will be filed as the Company's collaborators file additional ANDAs. The Company evaluates the probability of patent infringement litigation with respect to its collaborators' ANDA submissions on a case by case basis. The delay in obtaining FDA approval to market the Company's product candidates as a result of litigation, as well as the expense of such litigation, whether or not the Company is successful could have a material adverse effect on the Company's business, financial condition and results of operations.

     In May 1997, the Company's collaborator, Mylan, filed an ANDA with the FDA for a generic version of Procardia XL, a controlled release formulation of nifedipine. For a discussion of the litigation resulting from such filing, see "Business -- Litigation."

     In 1994, Boots filed in the EPO an opposition to a patent granted by the European Patent Office ("EPO") to the Company relating to its TIMERx technology. In June 1996, the EPO dismissed Boots' opposition, leaving intact all claims included in the patent. Boots has appealed this decision to the EPO Board of Appeals. There can be no assurance that the Company will prevail in this matter. An unfavorable outcome could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

  FDA Regulation of Pharmaceutical Products

     All pharmaceutical manufacturers are subject to extensive regulation by the federal government, principally the FDA, and, to a lesser extent, by state and local governments. The Federal Food, Drug and Cosmetic Act (the "FDCA") and other federal statutes and regulations govern or influence the development, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising, promotion, sale and distribution of prescription products. Pharmaceutical manufacturers are also subject to certain record keeping and reporting requirements, establishment registration, product listing and FDA inspections.

     Drugs can be approved by the FDA based on three types of marketing applications: a new drug application ("NDA"), an abbreviated new drug application ("ANDA") or an abbreviated antibiotic drug application ("AADA"). A full NDA must include complete reports of preclinical, clinical and other studies to prove adequately that the product is safe and effective for its intended use. The FDCA also provides for NDA submissions that may rely in whole or in part on publicly available clinical and other data on safety and efficacy under section 505(b)(2) of the FDCA. These types of NDAs may be appropriate for certain drugs containing previously approved active ingredients but differing with regard to other characteristics such as indications for use, dosage form or method of delivery.

     As an initial step in the FDA regulatory approval process for an NDA, preclinical studies are typically conducted in animal models to assess the drug's efficacy and to identify potential safety problems. The results of these studies must be submitted to the FDA as part of an Investigational New Drug ("IND") application, which must be reviewed by the FDA before proposed clinical testing can begin. Typically clinical testing involves a three-phase process. Phase I trials are conducted with a small number of subjects and are designed to provide information about both product safety and the expected dose of the drug. Phase II trials are designed to provide additional information on dosing and preliminary evidence of product efficacy. Phase III trials are large scale studies designed to provide statistical evidence of efficacy and safety in humans. The results of the preclinical testing and clinical trials of a pharmaceutical product are then submitted to the FDA in the form of an NDA, or for a biological product in the form of a Product License Application ("PLA"), for approval to commence commercial sales. Preparing such applications involves considerable data collection, verification, analysis and expense. In responding to an NDA or PLA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria.

     This regulatory process can require many years and the expenditure of substantial resources. Data obtained from preclinical testing and clinical trials are subject to varying interpretations, which can delay, limit or prevent FDA approval. In addition, changes in FDA approval policies or requirements may occur or new regulations may be promulgated which may result in delay or failure to receive FDA approval.

     Abbreviated applications, ANDAs for non-antibiotic drugs and AADAs for antibiotic drugs, may be submitted for generic versions of brand name prescription drugs ("Listed Drugs") where the generic drug is the "same" as the Listed Drug with respect to active ingredient(s) and route of administration, dosage form, strength, and conditions of use recommended in the labeling. ANDAs may also be submitted for generic drugs that differ with regard to certain changes from a Listed Drug if the FDA has approved a petition from a prospective applicant permitting the submission of an ANDA for the changed product.

     Rather than safety and efficacy studies, the FDA requires data demonstrating that the ANDA or AADA drug formulation is bioequivalent to the Listed Drug. The FDA also requires labeling, chemistry and manufacturing information. FDA regulations define bioequivalence as the absence of a significant difference in the rate and the extent to which the active ingredient becomes available at the site of drug action when administered at the same molar dose under similar conditions in an appropriately designed study. If the approved generic drug is both bioequivalent and pharmaceutically equivalent to the Listed Drug, the agency will assign a code to the product in an FDA publication entitled "Approved Drug Products With Therapeutic Equivalence Evaluation." These codes will indicate whether the FDA considers the product to be therapeutically equivalent to the Listed Drug. The codes will be considered by third parties in determining whether the generic drug is therapeutically equivalent and fully substitutable for the Listed Drug and are relied upon by Medicaid and Medicare formularies for reimbursement.

     The Company's collaborator, Mylan, has filed an ANDA with the FDA for the 30 mg dosage strength of a generic version of Procardia XL, and the Company expects that its collaborators will file additional ANDAs and/or AADAs to obtain approval to market other generic controlled release products. There can be no assurance that ANDAs or AADAs will be suitable or available for such products, or that such products will receive FDA approval on a timely basis.

     Certain ANDA procedures for generic versions of controlled release products are the subject of petitions filed by brand name drug manufacturers, which seek changes from the FDA in the approval process for generic drugs. These requested changes include, among other things, tighter standards for certain bioequivalence studies and disallowance of the use by a generic drug manufacturer in its ANDA of proprietary data submitted by the original manufacturer as part of an original new drug application. The Company is unable to predict at this time whether the FDA will make any changes to its ANDA procedures as a result of such petitions or any future petitions filed by brand name drug manufacturers or the effect that such changes may have on the Company. Any changes in FDA regulations which make ANDA approvals more difficult could have a material adverse effect on the Company's business, financial condition and results of operations.

     Some products containing the Company's TIMERx formulation, such as controlled release formulations of approved immediate release drugs, will require the filing of an NDA. The FDA will not accept ANDAs or AADAs when the delivery system or duration of drug availability differs significantly from the Listed Drug. However, the Company may be able to rely on existing publicly available safety and efficacy data to support section 505(b)(2) NDAs for controlled release products when such data exists for an approved immediate release version of the same chemical entity. However, there can be no assurance that the FDA will accept such section 505(b)(2) NDAs, or that the Company will be able to obtain publicly available data that is useful. The section 505(b)(2) NDA process is a highly uncertain avenue to approval because the FDA's policies on section 505(b)(2) NDAs have not yet been fully developed. There can be no assurance that an application submitted under section 505(b)(2) will be approved, or will be approved in a timely manner.

     Sponsors of ANDAs and section 505(b)(2) NDAs must include, as part of their applications, certifications with respect to certain patents on Listed Drugs that may result in significant delays in obtaining FDA approvals. Sponsors who believe that patents that are listed in an FDA publication entitled "Approved Drug Products With Therapeutic Equivalence Evaluations" are invalid, unenforceable, or not infringed, must notify the patent owner. If the patent owner initiates an infringement lawsuit against the sponsor within 45 days of the notice, the FDA's final approval of the ANDA or section 505(b)(2) NDA may be delayed for a period of thirty months or longer. This delay may also apply to other ANDAs or 505(b)(2) NDAs for the same Listed Drug. Moreover, the approval of an ANDA involved in such a patent lawsuit may under certain circumstances require a further delay in the final approval of other ANDAs for the same Listed Drug for an additional 180 days. In addition, recent court decisions have raised the possibility that, under some circumstances, ANDAs other than the first ANDA for a Listed Drug may be delayed indefinitely and thereby effectively denied approval if the drug that is the subject of the first ANDA is not brought to market.

     ANDAs and section 505(b)(2) NDAs are also subject to so-called market exclusivity provisions that delay the submission or final approval of the applications. The submission of ANDAs and section 505(b)(2) NDAs may be delayed for five years after approval of the Listed Drug if the Listed Drug contains a new active molecular entity. The final approval of ANDAs and section 505(b)(2) NDAs may also be delayed for three years where the Listed Drug or a modification of the Listed Drug was approved based on new clinical investigations. The three-year marketing exclusivity period would potentially be applicable to Listed Drugs with novel drug delivery systems.

     Sponsors of generic drug applications affected by patents may also be adversely affected by patent term extensions provided under the FDCA to compensate for patent protection lost due to time taken in conducting FDA required clinical studies or during FDA review of data submissions. Patent term extensions may not exceed five additional years nor may the total period of patent protection following FDA marketing approval be extended beyond 14 years. In addition, by virtue of the Uruguay Round Agreements Act of 1994 that ratified the General Agreement on Tariffs and Trade ("GATT"), certain brand name drug patent terms have been extended to 20 years from the date of filing of the pertinent patent applications (which can be longer than the former 17-year patent term starting from the date of patent issuance). Patent term extensions may delay the ability of the Company and its collaborators to use the Company's proprietary technology in the future, market new controlled release products, file section 505(b)(2) NDAs referencing approved products, or file ANDAs and AADAs based on Listed Drugs when those approved products or Listed Drugs have acquired patent term extensions.

     Manufacturers of marketed drugs must conform to the FDA's cGMP standard or risk sanctions such as the suspension of manufacturing or the seizure of drug products and the refusal to approve additional marketing applications. The FDA conducts periodic inspections to implement these rules. There can be no assurance that a manufacturer's facility will be found to be in compliance with cGMP or other regulatory requirements. Failure to comply could result in significant delays in the development, testing and approval of products manufactured at such facility, as well as increased costs.

     Noncompliance with applicable requirements can also result in total or partial injunctions against production and/or distribution, refusal of the government to enter into supply contracts or to approve NDAs, ANDAs or AADAs, criminal prosecution and product recalls. The FDA also has the authority to revoke for cause drug approvals previously granted.

  FDA Regulation of Excipients

     Products sold for use as excipients in finished drug products are subject to regulation by the FDA with regard to labeling, product integrity and manufacturing. The FDA will not approve a drug for marketing without adequate assurances that the excipients are safe for use in the product. The FDA presumes certain excipients that are present in approved drug products currently marketed for human use to be safe. These excipients are listed by the FDA in a document known as the Inactive Ingredient Guide, or "IIG." While the FDA does not ordinarily require applicants for NDAs, ANDAs or AADAs to submit data demonstrating the safety of excipients listed in the IIG, it may require evidence of safety in certain circumstances, such as when evidence is required to demonstrate that such excipients interact safely with other components of a drug product. For excipients not listed in the IIG, the FDA will generally require data, which may include clinical data, demonstrating the safety of the excipient for use in the product at issue. In the case of generic drug products approved based on bioequivalence to a reference drug, the FDA may in some cases (e.g. products for parenteral, ophthalmic, otic or topical use) require excipients that are identical to the excipients in the reference drug. There can be no assurance that the FDA will not require new clinical safety data to approve an application for a product with a Penwest excipient or that the FDA will approve such an application even if such clinical data are submitted.

  Foreign Regulatory Approval

     Whether or not FDA approval has been obtained, approval of a pharmaceutical product by comparable governmental regulatory authorities in foreign countries must be obtained prior to the commencement of clinical trials and subsequent marketing of such product in such countries. The approval procedure varies from country to country, and the time required may be longer or shorter than that required for FDA approval.

     Under European Community ("EC") law, either of two approval procedures may apply to the Company's products: a centralized procedure, administered by the EMEA (the European Medicines Evaluation Agency); or a decentralized procedure, which requires approval by the medicines agency in each EC Member State where the Company's products will be marketed. The centralized procedure is mandatory for certain biotechnology products and available at the applicant's option for certain other products. Although the decentralized procedure requires approval by the medicines agency in each EC Member State where the products will be marketed, there is a mutual recognition procedure under which the holder of marketing approval from one EC Member State may submit an application to one or more other EC Member States, including a certification to the effect that the application is identical to the application which was originally approved or setting forth the differences between the two applications. Within 90 days of such application, each EC Member State will be required to determine whether to recognize the prior approval.

     Whichever procedure is used, the safety, efficacy and quality of the Company's products must be demonstrated according to demanding criteria under EC law and extensive nonclinical tests and clinical trials are likely to be required. In addition to premarket approval requirements, national laws in EC Member States will govern clinical trials of the Company's products, adherence to good manufacturing practice, advertising and promotion and other matters. In certain EC Member States, pricing or reimbursement approval may be a legal or practical precondition to marketing.


     A procedure for abridged applications for generic products also exists in the EC. The general effect of the abridged application procedure is to give scope for the emergence of generic competition once patent protection has expired and the original product has been on the market for at least six or ten years. Independent of any patent protection, under the abridged procedure, new products benefit in principle from a basic six or ten year period of protection (commencing with the date of first authorization in the EC) from abridged applications for a marketing authorization. The period of protection in respect of products derived from certain biotechnological processes or other high-technology medicinal products viewed by the competent authorities as representing a significant innovation is ten years. Further, each EC Member State has discretion to extend the basic six-year period of protection to a ten-year period to all products marketed in its territory. Certain EC Member States have exercised such discretion. The protection does not prevent another company from making a full application supported by all necessary pharmacological, toxicological and clinical data within the period of protection. Abridged applications can be made principally for medicinal products which are essentially similar to medicinal products which have been authorized for either six or ten years. Under the abridged application procedure, the applicant is not required to provide the results of pharmacological and toxicological tests or the results of clinical trials. For such abridged applications, all data concerning manufacturing quality and bioavailability are required. The applicant submitting the abridged application generally must provide evidence or information that the drug product subject to this application is essentially similar to that of the referenced product in that it has the same qualitative and quantitative composition with respect to the active ingredient and the same dosage form, and is similar in bioavailability as the referenced drug.



     The Company's European excipients manufacturing operations are subject to a variety of laws and regulations, including environmental and good manufacturing practices regulations.

  Other Regulations

     The Company is governed by federal, state and local laws of general applicability, such as laws regulating working conditions and environmental protection. Certain drugs that the Company is developing are subject to regulations under the Controlled Substances Act and related statutes.

PRICING AND THIRD-PARTY REIMBURSEMENT

     The commercialization of the controlled release product candidates under development by the Company and its collaborators depends in part on the extent to which reimbursement for the cost of such products will be available from government health administration authorities, private health insurers and other third party payors, such as health maintenance organizations and managed care organizations. The generic versions of controlled release products being developed by the Company and its collaborators may be assigned an AB rating if the FDA considers the product to be therapeutically equivalent to the branded controlled release drug. Failure to obtain an AB rating from the FDA would indicate that for certain purposes the drug would not be deemed to be therapeutically equivalent, would not be fully substitutable for the branded controlled release drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement.

     Third-party payors are attempting to control costs by limiting the level of reimbursement for medical products, including pharmaceuticals. Cost control initiatives could decrease the price that the Company or any of its collaborators receives for their drugs and have a material adverse effect on the Company's business, financial condition and results of operations. Further, to the extent that cost control initiatives have a material adverse effect on the Company's collaborators, the Company's ability to commercialize its products and to realize royalties may be adversely affected. Moreover, health care reform has been, and may continue to be, an area of national and state focus, which could result in the adoption of measures that adversely affect the pricing of pharmaceuticals or the amount of reimbursement available from third party payors. The Company's business, financial condition and results of operations could be materially adversely affected if adequate coverage and reimbursement levels are not provided by government and other third-party payors for the products of the Company and its collaborators.

PRODUCT LIABILITY INSURANCE

     The design, development, and manufacture of the Company's products involve an inherent risk of product liability claims. The Company faces the risk of product liability claims in the event that the use of its products is alleged to have resulted in harm to a patient or subject. Such risks exist even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. Until the Spin-off, the Company will be covered by primary product liability insurance maintained by Penford in the amount of $1.0 million per occurrence and $2.0 million annually in the aggregate on a claims-made basis and by umbrella liability insurance in excess of $5.0 million which can also be used for product liability insurance. The Company believes that its product liability insurance is adequate for its current operations, and will seek to increase its coverage prior to the commercial introduction of its controlled release product candidates. There can be no assurance that the coverage limits of the Company's insurance will be sufficient to offset potential claims or that Penwest will be able to obtain comparable coverage following the Spin-off. Product liability insurance is expensive and difficult to procure and may not be available in the future on acceptable terms or in sufficient amounts, if available at all. However, since some of the Company's collaborators require the Company to maintain product liability insurance coverage as a condition to doing business with the Company, the Company intends to take all reasonable steps necessary to maintain such insurance coverage. A successful claim against the Company in excess of its insurance coverage could have a material adverse effect upon the Company's business, financial condition and results of operations.

LITIGATION


     In May 1997, one of the Company's collaborators, Mylan, filed an ANDA with the FDA for the 30 mg dosage strength of Nifedipine XL, a generic version of Procardia XL, a controlled release formulation of nifedipine. Bayer and ALZA own patents listed for Procardia XL (the last of which expires in 2010), and Pfizer holds the NDA and markets the product. In connection with the ANDA filing, Mylan certified to the FDA that Nifedipine XL does not infringe these Bayer or ALZA patents and notified Bayer, ALZA and Pfizer of such certification. Bayer and Pfizer sued Mylan in the United States District Court for the Western District of Pennsylvania, alleging that Mylan's product infringes Bayer's patent. The Company has been informed by Mylan that ALZA does not believe that the notice given to it complied with the requirements of the Waxman-Hatch Act, and there can be no assurance that ALZA will not sue Mylan for patent infringement or take any other actions with respect to such notice. Mylan has advised the Company that it intends to contest vigorously the allegations made in the lawsuit. However, there can be no assurance that Mylan will prevail in this litigation or that it will continue to contest the lawsuit. An unfavorable outcome or protracted litigation for Mylan would materially adversely affect the Company's business, financial condition and results of operations. Delays in the commercialization of Nifedipine XL could occur because the FDA will not grant final marketing approval of Nifedipine XL until a final judgment on the patent suit is rendered in favor of Mylan by the district court, or in the event of an appeal, by the court of appeals, or until 30 months (or such longer or shorter period as the court may determine) have elapsed from the date of Mylan's certification, whichever is sooner.


     In 1993, Pfizer filed a "citizen's petition" with the FDA, claiming that its Procardia XL formulation constituted a unique delivery system and that a drug with a different release mechanism such as the TIMERx controlled release system cannot be considered the same dosage form and approved in an ANDA as bioequivalent to Procardia XL. In August 1997, the FDA rejected Pfizer's citizen's petition. In July 1997, Pfizer also sued the FDA in the District Court of the District of Columbia, claiming that the FDA's acceptance of Mylan's ANDA filing for Nifedipine XL was contrary to law, based primarily on the arguments stated in its citizen's petition. Mylan and the Company have intervened as defendants in this suit. There can be no assurance that the FDA, Mylan and the Company will prevail in this litigation. An outcome adverse to Mylan and the Company would result in Mylan being required to file a suitability petition in order to maintain the ANDA filing or to file an NDA with respect to Nifedipine XL, each of which would be expensive and time consuming. An adverse outcome also would result in Nifedipine XL becoming ineligible for an "AB" rating from the FDA. Failure to obtain an AB rating from the FDA would indicate that for certain purposes Nifedipine XL would not be deemed to be therapeutically equivalent to the referenced branded drug, would not be fully substitutable for the referenced branded drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement. Any such failure would have a material adverse effect on the Company's business, financial condition and results of operations. If any of such events occur, Mylan may terminate its efforts with respect to Nifedipine XL, which would have a material adverse effect on the Company's business, financial condition and results of operations.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

     For financial information about the Company's foreign and domestic operations and export sales, see Note 12 of Notes to Consolidated Financial Statements.

FACILITIES

     The Company's executive, administrative, research, small-scale production and warehouse facilities, comprising approximately 55,000 square feet, currently are located in a single facility on a 15 acre site owned by the Company in Patterson, New York. The Company currently plans to use approximately $15 million from the proceeds of this offering for the construction of facilities for the manufacture of formulated TIMERx material, as well as expanded laboratory space, at its Patterson, New York facility.

     The Company owns a facility in Cedar Rapids, Iowa where it manufactures and packages pharmaceutical excipients. The facility is a 35,000 square foot building containing manufacturing and administrative space. The Company also manufactures pharmaceutical excipients in a 15,000 square foot facility leased by the Company in Nastola, Finland, which lease renews annually with a two-year notification of termination period for either party.

     The Company believes that all of its present facilities are well maintained and in good operating condition.

EMPLOYEES

     As of September 30, 1997, the Company employed 118 persons, of which 73 were involved in research and development, administration and sales and marketing activities in Patterson, New York, 20 were involved in manufacturing operations at the Company's facility in Nastola, Finland, 19 were involved in manufacturing operations at the Company's facility in Cedar Rapids, Iowa and six were involved in sales activities in the Company's European sales offices.

     Other than the Company's employees in Finland who are covered by a national collective bargaining agreement, none of the Company's employees are covered by collective bargaining agreements. The Company considers its employee relations to be good.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, and their ages as of October 15, 1997, are as follows:

                 NAME                   AGE                        POSITION
--------------------------------------  ---   --------------------------------------------------
Tod R. Hamachek(1)....................  51    Chairman of the Board and Chief Executive Officer
John V. Talley, Jr....................  41    President, Chief Operating Officer and Director
Anand R. Baichwal, Ph.D...............  42    Senior Vice President, Research and Development
Edmund O. Belsheim, Jr................  45    Senior Vice President, Corporate Development,
                                                General Counsel and Secretary
Stephen J. Berte, Jr..................  42    Vice President, Marketing and Sales
Jennifer L. Good......................  32    Vice President, Finance and Chief Financial
                                                Officer
Paul K. Wotton, Ph.D..................  37    Vice President, Business Development
Paul E. Freiman(1)(3).................  63    Director
Jere E. Goyan, Ph.D.(2)...............  67    Director
Rolf H. Henel(2)......................  60    Director
Robert J. Hennessey(1)(3).............  55    Director
N. Stewart Rogers(2)(3)...............  67    Director
W. Leigh Thompson, M.D., Ph.D.(2).....  59    Director

---------------
(1) Member of Executive Committee.

(2) Member of Audit Committee.

(3) Member of Compensation Committee.

     Tod R. Hamachek was named Chairman of the Board of Directors and Chief Executive Officer of the Company on October 8, 1997. Mr. Hamachek has served as President and Chief Executive Officer of Penford since 1985, but will resign from these positions effective upon the closing of this offering. He has also served as a director of Penford since 1983 but will resign from this position effective upon the date of the Spin-off. Mr. Hamachek is a director of DEKALB Genetics Corporation and Northwest Natural Gas Company.

     John V. Talley, Jr. has served as President of the Company since December 1993 and was named Chief Operating Officer and a director of the Company on October 8, 1997. Mr. Talley has served as a Vice President of Penford since 1993 but will resign from that position effective upon the closing of this offering. Prior to joining the Company, Mr. Talley served in a variety of positions at Sterling Drug from 1979 to 1993, including Vice President of Marketing from 1992 to 1993 and Vice President, Marketing of the Hospital Products Division from 1989 to 1992. From 1979 to 1989, Mr. Talley served in the New Product Development and Marketing Department of Sanofi where he was responsible for the marketing of prescription drugs in the United States.

     Dr. Anand R. Baichwal has served as Senior Vice President, Research and Development of the Company since January 1997, after serving in a variety of positions for the Company since 1987, including Vice President, Technology from 1994 to 1997, Vice President, Research and Development from 1993 to 1994, Director of Commercial Development from 1991 to 1993 and Director of Research and Development and Technical Affairs from 1987 to 1991. Dr. Baichwal is a co-inventor of the TIMERx technology. See "Certain Transactions."

     Edmund O. Belsheim, Jr. was named Senior Vice President, Corporate Development, General Counsel and Secretary of the Company on October 8, 1997. Mr. Belsheim has served as Vice President, Corporate Development and General Counsel of Penford since September 1996 and as Secretary of

Penford since March 1997, but will resign from these positions effective upon the closing of this offering. Prior to joining Penford, Mr. Belsheim was a member of the law firm Bogle & Gates P.L.L.C. from 1986 to 1996.

     Stephen J. Berte, Jr. has served as Vice President, Marketing and Sales of the Company since January 1995. Prior to joining the Company, Mr. Berte served in a variety of positions at Sanofi, including Senior Director of New Product Development from 1992 to 1995, Director of Marketing from 1990 to 1992, Senior Product Manager from 1989 to 1990, Product Manager from 1988 to 1989 and Assistant Project Manager for injectable drugs from 1987 to 1988.

     Jennifer L. Good has served as Vice President, Finance of the Company since March 1997 and was named Chief Financial Officer of the Company on October 8, 1997. Prior to joining the Company, Ms. Good served as Corporate Director of Finance and Secretary of Penford from 1996 to March 1997 and as Corporate Controller of Penford from 1993 to 1996. From 1987 to 1993, Ms. Good was employed by Ernst & Young LLP as an audit manager.

     Dr. Paul K. Wotton has served as Vice President, Business Development of the Company, since November 1994, after serving in a variety of positions for the Company since 1989, including Director of Business Development from 1993 to 1994 and Product Manager (Europe) from 1991 to 1993. Prior to joining the Company, Dr. Wotton served as a Project Manager at Abbott Laboratories, a pharmaceutical company ("Abbott"), from 1987 to 1989 and as a Research Pharmacist at Merck and Co., Inc. ("Merck"), a pharmaceutical company, from 1985 to 1987.

     Paul E. Freiman became a director of the Company on October 8, 1997. Mr. Freiman has served as a director of Penford since April 1996 but will resign from this position effective upon the date of the Spin-off. Mr. Freiman has served as President of Neurobiological Technologies, Inc., a biotechnology company, since May 1997 and as Chairman of the Board of Digital Gene Technologies, a biotechnology company, since February 1995. From 1990 to 1995, Mr. Freiman served as Chairman and Chief Executive Officer of Syntex Corporation, a pharmaceutical company.

     Dr. Jere E. Goyan became a director of the Company on October 8, 1997. Dr. Goyan has been the President and Chief Operating Officer of Alteon Corporation ("Alteon"), a biopharmaceutical company, since April 1993. Dr. Goyan also served as the Acting Chief Executive Officer of Alteon from June 1993 to February 1994 and as Senior Vice President, Research and Development of Alteon from January 1993 through April 1993. Dr. Goyan is Professor Emeritus of Pharmacy and Pharmaceutical Chemistry and Dean Emeritus of the School of Pharmacy, University of California, San Francisco ("UCSF"). He has been on the faculty of the School of Pharmacy at UCSF since 1963. He took a leave of absence from 1979 to 1981 to serve as Commissioner of Food and Drugs of the FDA. Dr. Goyan is a director of ATRIX Laboratories, Inc., Emisphere Technologies, Inc. and SciClone Pharmaceuticals, Inc., each a biopharmaceutical firm, and Boehringer Ingelheim Pharmaceuticals, Inc., a pharmaceutical company.

     Rolf H. Henel became a director of the Company on October 8, 1997. Mr. Henel has served as Executive Director of Performance Effectiveness Corp., a consulting firm for the pharmaceutical industry, since June 1995 and as a partner of Naimark & Associates P.C., a consulting firm for the healthcare industry, since September 1990. From 1978 to 1993, Mr. Henel served in a variety of positions at American Cyanamid Co., a pharmaceutical company, most recently as President of Lederle International, a division of American Cyanamid Co. Mr. Henel is a director of SciClone Pharmaceuticals, Inc.

     Robert J. Hennessey became a director of the Company on October 8, 1997. Mr. Hennessey has served as Chairman of the Board and Chief Executive Officer of Genome Therapeutics Corp., a biotechnology company, since March 1993. From 1990 to 1993, Mr. Hennessey served as the President of Hennessey & Associates Ltd., a strategic consulting firm to biotechnology and healthcare companies. Prior to 1990, Mr. Hennessey held a variety of management positions at Merck, SmithKline,

Abbott and Sterling Drug. Mr. Hennessey is also a director of Virus Research Institute, Inc., a biotechnology company.

     N. Stewart Rogers became a director of the Company on October 8, 1997. Mr. Rogers has served as Chairman of the Board of Directors of Penford since 1990 and as a director of Penford since 1983. Mr. Rogers is also a director of Fluke Corporation, an electronic test instrument manufacturer, Royal Pakhoed N.V. (The Netherlands), a chemical logistics and distribution company, U.S. Bancorp, a bank holding company and VWR Scientific Products Corporation, a laboratory supply company.

     Dr. W. Leigh Thompson became a director of the Company on October 8, 1997. Dr. Thompson has served as Chief Executive Officer of Profound Quality Resources, Ltd., a consulting firm for the pharmaceutical industry, since 1995. From 1993 to 1994, Dr. Thompson served as Chief Scientific Officer of Eli Lilly and Company, a pharmaceutical company, and prior to that in a variety of positions at Eli Lilly and Company since 1982, including Executive Vice President of Lilly Research Laboratories.

BOARD OF DIRECTORS' COMMITTEES AND OTHER INFORMATION

     Each officer of the Company is elected by the Board of Directors on an annual basis and serves until his or her successor has been duly elected and qualified. There are no family relationships among any of the executive officers or directors of the Company.

     The Board of Directors is divided into three classes, each of whose members serves for a staggered three-year term. The Board consists of three Class I directors (Mr. Freiman, Mr. Henel and Mr. Rogers), three Class II directors (Dr. Goyan, Mr. Talley and Dr. Thompson) and two Class III directors (Mr. Hamachek and Mr. Hennessey). At each annual meeting of shareholders, a class of directors is elected for a three-year term to succeed the directors of the same class whose term is then expiring. The terms of the Class I directors, Class II directors and Class III directors expire at the annual meeting of shareholders to be held in 1998, 1999 and 2000, respectively. It is Penwest's policy that when the Chairman of the Board and the Chief Executive Officer is the same person, the Board of Directors will appoint one of its members as a Lead Director to chair meetings of the Board and for certain other purposes. Mr. Freiman has been appointed Lead Director.

     The Board of Directors has established a Compensation Committee, an Audit Committee and an Executive Committee. The Compensation Committee makes recommendations to the Board with respect to the compensation of directors and executive officers of the Company. The Compensation Committee also supervises the Company's employee benefit plans. The Compensation Committee consists of Messrs. Freiman, Hennessey and Rogers.

     The Audit Committee recommends to the Board the selection of the independent auditors, reviews the proposed scope of the independent audit, reviews the annual financial statements and the independent auditor's report, reviews the independent auditor's recommendations relating to accounting, internal controls and other matters, and reviews internal controls and accounting procedures with management. The Audit Committee consists of Messrs. Henel and Rogers and Drs. Goyan and Thompson.

     The Executive Committee exercises all powers and authority of the Board with certain exceptions as provided under Washington law. The Executive Committee consists of Messrs. Freiman, Hamachek and Hennessey.

DIRECTOR COMPENSATION

     In connection with this offering, options to purchase 10,000 shares of Common Stock (11,000 shares in the case of the Lead Director) will be granted to each non-employee director under the Company's 1997 Equity Incentive Plan (the "1997 Plan") upon the date on which the initial public offering price is determined (the "Pricing Date") at the initial public offering price. It is contemplated that each non-employee director will also receive an annual grant of stock options under the

Company's 1997 Plan to purchase 7,000 shares of Common Stock (8,000 shares in the case of the Lead Director) at an exercise price equal to the closing price of the Common Stock on the date of grant. All options granted to non-employee directors will first become exercisable six months after their grant date. These options will become exercisable in full upon a change in control of Penwest (as defined).

     Each non-employee director will be reimbursed for his expenses incurred in connection with his attendance at Board and committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of the Company's Compensation Committee are Messrs. Freiman, Hennessey and Rogers, none of whom are employees of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by the Company or Penford in the year ended December 31, 1996 to the Company's Chief Executive Officer and to the Company's other executive officers whose annual salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                    COMPENSATION
                                                                       AWARDS
                                                                    ------------
                                                                     SECURITIES
                                           ANNUAL COMPENSATION       OF PENFORD
                                          ---------------------      UNDERLYING         ALL OTHER
     NAME AND PRINCIPAL POSITION(1)        SALARY       BONUS        OPTIONS(5)      COMPENSATION(6)
----------------------------------------  --------     --------     ------------     ---------------
Tod R. Hamachek(2)......................  $340,000(4)  $123,636        96,000            $19,702
  Chairman of the Board and Chief
  Executive Officer
John V. Talley, Jr. ....................   180,000(4)    58,183        19,000              8,403
  President and Chief Operating Officer
Stephen J. Berte, Jr. ..................   119,000       17,927        10,000              4,745
  Vice President, Marketing and Sales
Paul K. Wotton, Ph.D. ..................   107,000       25,000         6,000              6,298
  Vice President, Business Development
Anand R. Baichwal, Ph.D.(3).............    96,000       19,000         6,000              6,101
  Senior Vice President, Research and
  Development

---------------
(1) In accordance with the rules of the Commission, this table and the stock option grant table and the stock option exercise table which follow present information concerning the Company's Chief Executive Officer and its four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000 (determined by reference to total annual salary and bonus earned by such officers) for the year ended December 31, 1996. Edmund O. Belsheim, Jr., who joined Penford as Vice President, Corporate Development and General Counsel in September 1996, currently receives an annual salary of $190,000 per year. During the year ended December 31, 1996, pursuant to Penford's 1994 Stock Option Plan, Mr. Belsheim was granted stock options to purchase an aggregate of 53,000 shares of common stock of Penford at a weighted average exercise price of $18.33 per share.

(2) Mr. Hamachek earned the compensation set forth above for services rendered to Penford in his capacity as President and Chief Executive Officer of Penford.

(3) For a discussion of certain other amounts payable to Dr. Baichwal, see "Certain Transactions."

(4) Includes $20,000 and $4,733 as to which Messrs. Hamachek and Talley, respectively, elected to defer payment.

(5) Represents options to purchase common stock of Penford granted to the Named Executive Officers in 1996.

(6) Represents Penford's matching and profit sharing contributions under the Penford Savings and Stock Ownership Plan and premiums paid on behalf of the Named Executive Officers for supplemental life and disability insurance plans.

  Option Grants

     The following table sets forth certain information concerning grants of stock options to purchase shares of common stock of Penford made during the year ended December 31, 1996 by Penford to the Named Executive Officers. No options to purchase shares of Penwest's Common Stock were issued during the year ended December 31, 1996.

                 OPTION GRANTS IN YEAR ENDED DECEMBER 31, 1996

                                                INDIVIDUAL GRANTS
                                --------------------------------------------------
                                              PERCENT OF                             POTENTIAL REALIZABLE
                                NUMBER OF       TOTAL                                  VALUE AT ASSUMED
                                SECURITIES     OPTIONS                               ANNUAL RATES OF STOCK
                                OF PENFORD    GRANTED TO    EXERCISE                  PRICE APPRECIATION
                                UNDERLYING    EMPLOYEES      OR BASE                  FOR OPTION TERM(4)
                                 OPTIONS      BY PENFORD    PRICE PER   EXPIRATION   ---------------------
             NAME               GRANTED(1)     IN 1996        SHARE      DATE(3)        5%         10%
------------------------------  ----------   ------------   ---------   ----------   --------   ----------
Tod R. Hamachek...............    46,000         12.57%      $ 18.50      10/23/06   $535,194   $1,356,239
                                  50,000(2)      13.66         17.50      12/12/06    550,288    1,394,488
John V. Talley, Jr. ..........    19,000          5.19         18.50      10/23/06    221,058      560,186
Steven J. Berte, Jr. .........     5,000          1.37         18.25      06/25/06     57,387      145,425
                                   5,000          1.37         17.00      12/20/06     53,457      135,465
Paul K. Wotton................     1,000          0.27         18.25      06/25/06     11,477       29,085
                                   5,000          1.37         17.00      12/20/06     53,457      135,465
Anand R. Baichwal.............     1,000          0.27         18.25      06/25/06     11,477       29,085
                                   5,000          1.37         17.00      12/20/06     53,457      135,465

---------------

(1) Except as noted in note (2) below, these stock options are either exercisable in four or five equal annual installments commencing on the first anniversary of the date of grant of the options.


(2) These stock options are exercisable with respect to 20,000 of such shares and become exercisable with respect to 10,000 of such shares in four equal annual installments commencing on the first anniversary of the date of grant of the options, and with respect to 20,000 of such shares on the date on which the closing price of the common stock of Penford has equaled or exceeded $38.00 for each of the 20 consecutive trading days immediately preceding such date.

(3) The expiration date of an option is the tenth anniversary of the date on which the option was originally granted.

(4) The amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise and do not represent the Company's estimate or projection of the future price of the common stock of Penford. Actual gains, if any, on stock option exercises will depend on the future performance of the common stock of Penford, the optionholders' continued employment through the option period with either Penford or the Company, and the date on which the options are exercised.

     The Company has approved the grant of stock options to purchase an aggregate of 654,000 shares of Common Stock to its employees and officers, effective upon the Pricing Date, at an exercise price equal to the initial public offering price, of which options to purchase 180,000 shares, 105,000 shares, 30,000 shares, 51,000 shares, 78,000 shares and 75,000 shares were granted to Mr. Hamachek, Mr. Talley, Mr. Berte, Dr. Wotton, Dr. Baichwal and Mr. Belsheim, respectively. These options will be exercisable in four equal annual installments commencing on the first anniversary of the Pricing Date and will become exercisable in full upon a change in control of Penwest (as defined).

  Stock Options Held as of Year-End

     The following table sets forth certain information concerning each exercise of a stock option to purchase common stock of Penford during the year ended December 31, 1996 by a Named Executive Officer, and the number and value of unexercised stock options to purchase shares of common stock of Penford held by each of the Named Executive Officers as of December 31, 1996. No Named Executive Officer held any stock options to purchase shares of Penwest's Common Stock as of December 31, 1996.

                       AGGREGATE OPTION EXERCISES IN 1996
                           AND YEAR-END OPTION VALUES


                               NUMBER                  NUMBER OF SECURITIES OF
                             OF SHARES                   PENFORD UNDERLYING           VALUE OF UNEXERCISED
                             OF PENFORD               UNEXERCISED OPTIONS AS OF    IN-THE-MONEY OPTIONS AS OF
                              ACQUIRED                  DECEMBER 31, 1996(#)         DECEMBER 31, 1996($)(1)
                                 ON        VALUE     ---------------------------   ---------------------------
           NAME               EXERCISE    REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
---------------------------  ----------   --------   -----------   -------------   -----------   -------------
Tod R. Hamachek............    32,242     $376,264     225,000         96,000      $ 1,950,075      $    --
John V. Talley, Jr.........        --           --       6,000         63,000               --           --
Stephen J. Berte, Jr.......        --           --          --         10,000               --        2,500
Paul K. Wotton.............        --           --       2,000         14,000               --        2,500
Anand R. Baichwal..........        --           --       2,000         14,000               --        2,500


---------------
(1) Value is based on the difference between the option exercise price and the fair market value of shares of common stock of Penford as of December 31, 1996 ($17.50 per share as quoted on the Nasdaq National Market).

  Penford Retirement Plan

     Penford has a defined benefit retirement plan (the "Retirement Plan"). The table below shows the estimated annual benefits payable on retirement under the Retirement Plan to persons in the specified compensation and years of service classifications. The retirement benefits shown are based upon retirement at age 65 and the payments of a single-life annuity to the employee using current average Social Security wage base amounts and are not subject to any deduction for Social Security or other offset amounts. With certain exceptions, the Code restricts to an aggregate amount of $120,000 (subject to cost of living adjustments) the annual pension that may be paid by an employer from a plan which is qualified under the Code. The Code also limits the covered compensation which may be used to determine benefits to $150,000. The Board of Directors of Penford has established supplemental benefits for certain highly compensated employees to whom this limit applies or will apply in the future, so that these employees will obtain the benefit of the formula that would have applied in the absence of the limitation. Named Executive Officers entitled to receive supplemental benefits as of December 31, 1996 were Messrs. Hamachek and Talley.

                              RETIREMENT BENEFITS


                                                              YEARS OF SERVICE
                                            -----------------------------------------------------
         COVERED COMPENSATION(1)               20             25             30             35
------------------------------------------  --------       --------       --------       --------
$200,000..................................  $ 57,070       $ 71,337       $ 85,604       $ 99,872
 300,000..................................    87,070        108,837        130,604        152,372
 400,000..................................   117,070        146,337        175,604        204,872
 500,000..................................   147,070        183,837        220,604        257,372
 600,000..................................   177,070        221,337        265,604        309,872
 700,000..................................   207,070        258,837        310,604        362,372
 800,000..................................   237,070        296,337        355,604        414,872
 900,000..................................   267,070        333,837        400,604        467,372


---------------
(1) Represents the highest average annual earnings during five consecutive calendar years of service.

     Compensation of Named Executive Officers covered by the Retirement Plan includes salaries and bonuses as shown in the salary and bonus columns of the Summary Compensation Table.

     As of December 31, 1996, the approximate years of credited service (rounded to the nearest year) under the Retirement Plan of the Named Executive Officers were: Mr. Hamachek, 12, Mr. Talley, 3, Mr. Berte, 3, Dr. Wotton, 7, and Dr. Baichwal, 9.

     Under the Employee Benefits Agreement between Penford and Penwest, Penford will freeze all benefits of employees of Penwest under this plan as of the closing of this offering and will distribute to each employee on the date of the Spin-off his or her fully vested interest in the form of a lump sum payment or an annuity. See "Arrangements Between the Company and Penford."

EMPLOYEE BENEFIT PLANS

  1997 Equity Incentive Plan

     The Company's 1997 Plan was adopted by the Company in October 1997. The 1997 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-based awards, including the grant of securities convertible into Common Stock and the grant of stock appreciation rights (collectively "Awards"). A total of 3,500,000 shares of Common Stock may be issued pursuant to Awards granted under the 1997 Plan.

     Optionees receive the right to purchase a specified number of shares of Common Stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Awards may be granted at an exercise price which may be less than, equal to or greater than the fair market value of the Common Stock on the date of grant subject to the limitations described below. Incentive stock options may not be granted at an exercise price less than the fair market value of the Common Stock on the date of grant (or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the Company). Options may not be granted for a term in excess of ten years. The 1997 Plan permits the Board to determine the manner of payment of the exercise price of options, including through payment by cash, check or in connection with a "cashless exercise" through a broker, by surrender to the Company of shares of Common Stock, by delivery to the Company of a promissory note, or any combination of the foregoing.

     Restricted stock Awards entitle recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award.

     Under the 1997 Plan, the Board has the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board may determine, including the grant of securities convertible into Common Stock and the grant of stock appreciation rights.

     Officers, employees, directors, consultants and advisors of the Company and its subsidiaries are eligible to be granted Awards under the 1997 Plan. However, incentive stock options may only be granted to employees. The maximum number of shares with respect to which an Award may be granted to any participant under the 1997 Plan may not exceed 500,000 shares per calendar year.

     As of the date of adoption of the 1997 Plan, all the Company's employees were eligible to receive Awards under the 1997 Plan. The granting of Awards under the 1997 Plan is discretionary, and the Company cannot now determine the number or type of Awards to be granted in the future to any particular person or group.

     The 1997 Plan is administered by the Board of Directors. The Board has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 1997 Plan and to interpret the provisions of the 1997 Plan. Pursuant to the terms of the 1997 Plan, the Board of Directors may delegate authority under the 1997 Plan to one or more committees of the Board, and subject to certain limitations, to one or more executive officers of the Company. The Board has authorized the Compensation Committee to administer certain aspects of the 1997 Plan, including the granting of options to executive officers. Subject to any applicable limitations contained in the 1997 Plan, the Board of Directors, the Compensation Committee or any other committee or executive officer to whom the Board delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of Common Stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options, (iii) the duration of options, and (iv) the number of shares of Common Stock subject to any restricted stock or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price.

     The Board of Directors is required to make appropriate adjustments in connection with the 1997 Plan and any outstanding Awards to reflect stock dividends, stock splits and certain other events. In the event of a merger, liquidation or other Acquisition Event (as defined in the 1997 Plan), the Board of Directors is authorized to provide for outstanding options or other stock-based Awards to be assumed or substituted for, to accelerate the Awards to make them fully exercisable prior to consummation of the Acquisition Event or to provide for a cash out of the value of any outstanding options. If any Award expires or is terminated, surrendered, canceled or forfeited, the unused shares of Common Stock covered by such Award will again be available for grant under the 1997 Plan.

     The Company has approved the grant of stock options to purchase an aggregate of 715,000 shares of Common Stock to its employees, officers and directors, effective upon the Pricing Date, at an exercise price equal to the public offering price. See "Management -- Director Compensation" and
"-- Executive Compensation -- Option Grants."

  1997 Employee Stock Purchase Plan

     The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Company in October 1997. The Purchase Plan authorizes the issuance of up to a total of 300,000 shares of Common Stock to participating employees at a discount from fair market value. The Purchase Plan is intended to qualify as an employee stock purchase plan within Section 423 of the Code.

     All employees of the Company, including directors of the Company who are employees and all employees of any designated subsidiaries, whose customary employment is more than 20 hours per week and for more than five months in any calendar year, are eligible to participate in the Purchase Plan. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of the stock of the Company or any subsidiary are not eligible to participate. Following this offering, all the Company's full-time employees as of the date of adoption of the Purchase Plan will be eligible to participate in the Purchase Plan.

     On the first day of a designated payroll deduction period (the "Offering Period"), the Company will grant to each eligible employee who has elected to participate in the Purchase Plan an option to purchase shares of Common Stock as follows: the employee may authorize an amount (a whole percentage from 1% to 10% of such employee's regular pay) to be deducted by the Company from such pay during an Offering Period. On the last day of such Offering Period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the Purchase Plan, the option price is an amount equal to 85% of the fair market value per share of the Common Stock on either the first day or the last day of each Offering Period, whichever is lower. In no event may an employee purchase in any one Offering Period a number of shares which is more than the number determined by dividing $12,500 by the closing price of a share of Common Stock on the commencement date of each Offering Period. The Compensation Committee may, at its discretion, choose an Offering Period of 12 months or less for each of the offerings and choose a different Offering Period for each offering.

     If an employee is not a participant on the last day of an Offering Period, such employee is not entitled to exercise any option, and the amount of such employee's accumulated payroll deductions will be refunded without interest. An employee's rights under the Purchase Plan terminate upon voluntary withdrawal from the Purchase Plan at any time, or when such employee ceases employment for any reason.

                              CERTAIN TRANSACTIONS

     Since January 1, 1994, the Company has not engaged in any transactions with the directors or officers of the Company or Penford except as described below.

     Under a Recognition and Incentive Agreement (as amended, the "Baichwal Agreement") with Anand Baichwal, the Company's Senior Vice President, Research and Development, the Company is obligated to pay to Dr. Baichwal on an annual basis in arrears (i) one-half of one percent of the Company's Net Sales (as defined in the Baichwal Agreement) of TIMERx Material (as defined in the Baichwal Agreement) to third parties, (ii) one-half of one percent of royalties received by the Company under licenses, collaborations or other exploitation agreements with third parties with respect to the sale, license, use or exploitation by such third parties of products based on or incorporating the TIMERx Material, and (iii) one-half of one percent of payments made in lieu of such Net Sales or royalties and received by the Company. Such payments cease in the event that Dr. Baichwal's employment is terminated for cause. The Baichwal Agreement also contains non-competition and non-solicitation provisions which expire two years after the termination of his employment.

     For a description of the stock options granted to the directors and officers of the Company, see "Management -- Director Compensation" and "Management -- Executive Compensation."

     For a description of the Company's arrangements with Penford, see "Arrangements between the Company and Penford."

                             PRINCIPAL SHAREHOLDER

     Prior to this offering, all outstanding shares of Common Stock will be owned by Penford. Penford's address is 777 108th Avenue N.E., Suite 2390, Bellevue, WA 98004. Upon completion of this offering, Penford will own approximately 85.3% (approximately 83.5% if the Underwriters over-allotment option is exercised in full) of the outstanding Common Stock. See "Risk Factors -- Control by Penford Pending the Spin-off; Uncertainty of the Spin-off," "Risk Factors -- Relationship with Penford; Conflicts of Interest" and "Arrangements between the Company and Penford."

     Penford has announced its intent, subject to the satisfaction of certain conditions, to divest its ownership interest in the Company through the Spin-off, which is anticipated to occur in the second quarter of 1998. See "Background of the Planned Spin-off" and "Risk Factors -- Control by Penford Pending the Spin-off; Uncertainty of the Spin-off."

     The Company has approved the grant of stock options to purchase an aggregate of 654,000 shares of Common Stock to its employees and officers, effective upon the Pricing Date, at an exercise price equal to the initial public offering price, of which options to purchase 180,000 shares, 105,000 shares, 30,000 shares, 51,000 shares, 78,000 shares and 75,000 shares were granted to Mr. Hamachek, Mr. Talley, Mr. Berte, Dr. Wotton, Dr. Baichwal and Mr. Belsheim, respectively. Options to purchase 10,000 shares of Common Stock (11,000 shares in the case of the Lead Director) will also be granted to each non-employee director upon the Pricing Date at an exercise price equal to the initial public offering price. No director or executive officer of the Company beneficially owned any shares of Common Stock as of September 30, 1997. See "Management -- Director Compensation" and "-- Executive Compensation -- Option Grants."

     The following table sets forth certain information regarding the beneficial ownership of the common stock of Penford as of September 30, 1997, with respect to (i) each director and Named Executive Officer of the Company and (ii) all directors and executive officers of the Company as a group.


                                                                             PENFORD
                                                             ---------------------------------------
                                                                                    PERCENTAGE OF
                                                                                  OUTSTANDING SHARES
                        NAME (1)                             NUMBER OF SHARES     BENEFICIALLY OWNED
---------------------------------------------------------    ----------------     ------------------
Directors
Tod R. Hamachek..........................................         367,421(2)             5.03%
Paul E. Freiman..........................................           3,178(3)                *
Jere E. Goyan............................................              --                  --
Rolf H. Henel............................................           1,000                   *
Robert J. Hennessey......................................              --                  --
N. Stewart Rogers........................................         153,005(4)             2.10
John V. Talley, Jr.......................................          13,001(5)                *
W. Leigh Thompson........................................              --                  --

Other Named Executive Officers
Anand R. Baichwal........................................           6,480(6)                *
Steven J. Berte, Jr......................................           1,888(7)                *
Paul K. Wotton...........................................           5,933(8)                *
All directors and executive officers as a group
  (13 persons)...........................................         579,948(9)             7.88%


---------------
 *  Less than 1%

(1) Except as reflected in the footnotes to this table, shares of Common Stock of Penwest and Penford beneficially owned consist of shares owned by the indicated person, and all share ownership involves sole voting and investment power. Amounts shown in the above table and the following notes include shares issuable within the 60-day period following September 30, 1997 pursuant to the exercise of options.

(2) Includes 31,500 shares subject to outstanding options held by Mr. Hamachek, which are exercisable within the 60-day period following September 30, 1997.

(3) Includes 2,192 shares subject to outstanding options held by Mr. Freiman, which are exercisable within the 60-day period following September 30, 1997.

(4) Includes 11,538 shares held in irrevocable trusts for which Mr. Rogers has sole voting power, as well as 19,521 shares subject to outstanding options held by Mr. Rogers, which are exercisable within the 60-day period following September 30, 1997.

(5) Includes 10,750 shares subject to outstanding stock options held by Mr. Talley, which are exercisable within the 60-day period following September 30, 1997.

(6) Includes 4,200 shares subject to outstanding stock options held by Dr. Baichwal, which are exercisable within the 60-day period following September 30, 1997.

(7) Includes 1,000 shares subject to outstanding stock options held by Mr. Berte, which are exercisable within the 60-day period following September 30, 1997.

(8) Includes 4,200 shares subject to outstanding stock options held by Dr. Wotton, which are exercisable within the 60-day period following September 30, 1997.

(9) Includes an aggregate of 91,943 shares subject to outstanding stock options which are exercisable within the 60-day period following September 30, 1997.

                  ARRANGEMENTS BETWEEN THE COMPANY AND PENFORD

     The Company is currently a wholly-owned subsidiary of Penford. Upon completion of this offering, Penford will own approximately 85.3% (approximately 83.5% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock. Penford has announced its intent, subject to the satisfaction of certain conditions, including receipt of either a favorable tax ruling from the IRS or a written opinion from Ernst & Young LLP, to divest its ownership interest in the Company through the Spin-off, which is anticipated to occur in the second quarter of 1998. See "Background of the Planned Spin-off " and "Risk Factors -- Control by Penford Pending the Spin-off; Uncertainty of the Spin-off."

     In anticipation of this offering, and in view of Penford's intention to undertake the Spin-off, the Company and Penford have entered into a number of agreements, which will become effective upon the closing of this offering, for the purpose of defining certain relationships between them. As a result of Penford's ownership interest in the Company, the terms of such agreements were not the result of arm's-length negotiation. However, the Company believes the terms of these agreements approximate fair market value. See "Risk
Factors -- Relationship with Penford; Conflicts of Interest."

     The following discussion of agreements between the Company and Penford is qualified in its entirety by reference to the forms of such agreements, which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

  Separation Agreement

     The Company and Penford have entered into a separation agreement (the "Separation Agreement") setting forth the agreement of the parties with respect to the principal corporate transactions required to effect the separation of Penford's pharmaceutical business from its food and paper businesses, this offering and the Spin-off, and certain other agreements governing the relationship of the parties both prior to and after the Spin-off.

     Asset Transfer. In connection with the separation of the pharmaceutical business, Penford has agreed to assign to the Company, to the extent not previously assigned, its rights, title and interest in any assets related to the pharmaceutical business, and Penwest has agreed to assume, to the extent not previously assumed, all Penford's liabilities relating to the pharmaceutical business. As part of this assignment, Penford will assign to Penwest its rights in the agreements entered into with the Company's collaborators, as well as certain trademarks of Penford. Penford also has agreed to contribute to the capital of Penwest all existing remaining intercompany indebtedness of Penwest ($37.5 million as of September 30, 1997).

     Offering. Penford has agreed to undertake certain obligations with respect to this offering, subject to specified conditions precedent. One of these conditions is that, immediately following this offering, Penford shall "control" Penwest within the meaning of Sections 355 and 368 of the Code in order to permit the Spin-off to qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Code.


     Spin-off. Penwest and Penford have agreed that the Board of Directors of Penford will have the sole discretion to determine the date of consummation of the Spin-off at any time on or after April 1, 1998 and prior to the date six months after the closing of this offering. Following the date six months after the closing of this offering, Penford will be obligated to consummate the Spin-off as promptly as practicable following the date on which the conditions described below are either satisfied or waived. In addition, in the event that Penford obtains and relies upon a private letter ruling from the IRS and the other conditions described below are either satisfied or waived, Penford will effect the Spin-off prior to the later of (i) six months from the closing of this offering and (ii) three months from the date of the private letter ruling.


     Penford and Penwest have agreed to use their reasonable best efforts to cause all conditions to be satisfied and to effect the Spin-off including: (i) a private letter ruling from the IRS shall have been obtained, and shall continue in effect, or a written opinion from Ernst & Young LLP shall have been received, to the effect that, among other things, the Spin-off will qualify as tax-free for federal income tax purposes under Sections 355 and 368 of the Code, and such ruling or opinion shall be in form and substance satisfactory to Penford; (ii) any material governmental approvals and consents necessary to consummate the Spin-off shall have been obtained and shall be in full force and effect; (iii) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Spin-off shall be in effect, and no other event outside the control of Penford shall have occurred or failed to occur that prevents the consummation of the Spin-off; and (iv) no material adverse change shall have occurred with respect to the business or financial condition of Penford or Penwest which would, in the reasonable judgment of the Penford Board, make the approval of the Spin-off inadvisable.

     Treatment of Options. Penford and Penwest have also agreed that at the time of the Spin-off the stock options to purchase the common stock of Penford will be adjusted to reflect the Spin-off. In this regard, Penford has agreed to
(i) amend its stock plans to provide that, for purposes of such stock plans, the term employee shall include employees of Penwest, (ii) amend each stock option held by a Penwest employee to provide that the option will continue to vest for so long as the Penwest employee remains an employee of Penwest, (iii) adjust the exercise price of each stock option then outstanding by multiplying the exercise price of the stock option by a fraction, the numerator of which shall equal the amount determined by multiplying (a) Penford's fully diluted shares outstanding (including shares issuable upon exercise of outstanding stock options) by (b) the fair market value of the Penford common stock as of the Spin-off (as determined in the manner specified in the Separation Agreement) (the "Penford Market Capitalization"), and the denominator of which shall equal the sum of (x) the Penford Market Capitalization and (y) the amount determined by multiplying Penwest's fully diluted shares outstanding (including shares issuable upon exercise of outstanding stock options), by the fair market value of the Common Stock of Penwest as of the Spin-off (as determined in the manner specified in the Separation Agreement) (the "Penwest Market Capitalization"), and (iv) adjust the number of shares of common stock of Penford issuable upon exercise of each stock option then outstanding by multiplying the number of shares of common stock of Penford issuable under the stock option by a fraction, the numerator of which shall equal the sum of the Penford Market Capitalization and the Penwest Market Capitalization, and the denominator of which shall equal the Penford Market Capitalization.

     Registration Rights. Penwest has agreed that if Penford has not received a favorable private letter ruling from the IRS or a written opinion from Ernst & Young LLP with respect to the Spin-off by September 30, 1998, Penford will have the right, exercisable at any time after September 30, 1998, to cause Penwest to use its reasonable best efforts to register the shares of Penwest Common Stock held by Penford for resale under the Securities Act, subject to certain conditions and limitations. Penwest has also agreed that if it files a registration statement for the sale of securities on a form in which the Common Stock held by Penford may be included, it will include shares of Common Stock held by Penford in such registration statement.

     Indemnification. Penwest has agreed to indemnify Penford from and against any liabilities arising out of (i) the employment of individuals by Penwest,
(ii) the pharmaceutical business and the use of the assets transferred to Penwest, (iii) purchase orders, accounts payable, accrued compensation and other liabilities which relate to the pharmaceutical business and the assets transferred to Penwest, and (iv) any misstatement or omission of a material fact in any documents or filings prepared by Penwest for purposes of compliance or qualification under applicable securities laws in connection with this offering or the Spin-off, including this Prospectus (the "SEC filings"). Penford has agreed to indemnify Penwest from and against all liabilities arising out of (i) the business of Penford and the liabilities not assumed by Penwest and (ii) any misstatement or omission of a material fact with respect to Penford based on information supplied by Penford in the SEC filings.

     Sharing of Utilities. Penford has agreed that Penwest will be entitled to use and consume at Penwest's Cedar Rapids facility certain utilities consisting of natural gas, electricity and steam from

Penford's Cedar Rapids facility. Penwest will reimburse Penford for such consumption based on Penford's total cost for such utilities and Penwest's fraction of the total consumption.

     Non-Competition and Non-Solicitation. Penford has agreed that, during the period ending upon the later of (a) five years from the date of the Separation Agreement and (b) the expiration or termination of the Excipient Supply Agreement to be entered into between Penford and Penwest, it shall not (i) manufacture, market, sell or distribute for inclusion in any pharmaceutical or nutritional product (excluding any food product) any product having the same or substantially the same form, composition or application as EMDEX or CANDEX or any similar sugar-based product or (ii) recruit or solicit any employee of Penwest, without the consent of Penwest. Penwest has agreed that during the same period, it will not (i) manufacture, market, sell or distribute for inclusion in any foods product any product having the same or substantially the same form, composition or applications as EMDEX or CANDEX or any similar sugar-based product or (ii) recruit or solicit any employee of Penford, without the consent of Penford.

  Services Agreement

     The Company and Penford have entered into a services agreement (the "Services Agreement") pursuant to which Penford will continue on an interim basis to provide or otherwise make available to the Company, upon the Company's reasonable request, certain accounting and audit, finance and treasury, tax, financial and human resources services, provide for certain insurance coverage and arrange for administration of insurance and risk management and employee benefit programs. Prior to the Spin-off, the Company will pay the direct costs of these services. On or after the Spin-off, the Company will pay the direct costs of these services, plus a percentage negotiated by and mutually agreeable to Penwest and Penford. To the extent that such direct costs cannot be separately measured, the Company will pay a portion of the total cost determined on a reasonable basis selected by Penford and approved by the Company. The initial term of the Services Agreement will expire on the date of the Spin-off and will be extended automatically for successive one-year terms unless either party provides written notice of its election not to renew the Services Agreement at least 90 days prior to the expiration of the initial or any renewal term.

  Tax Allocation Agreement

     The Company and Penford have entered into a tax allocation agreement (the "Tax Allocation Agreement") providing for (i) the allocation of payments of taxes for periods during which the Company and Penford (or any of its affiliates other than the Company and its subsidiaries) are included in the same consolidated group for federal income tax purposes or the same consolidated, combined or unitary returns for state, local or foreign tax purposes, (ii) the allocation of any taxes payable if the Spin-off fails to qualify as tax-free under Sections 355 and 368 of the Code, (iii) the allocation of responsibility for the filing of tax returns, (iv) the conduct of tax audits and the handling of tax controversies and (v) various related matters. Under the Tax Allocation Agreement, Penwest will be responsible for any tax liabilities (including interest and penalties) imposed on it and will indemnify Penford for any tax liabilities (including interest and penalties) imposed on Penford that are directly related to the failure of the Spin-off to qualify as tax-free under Sections 355 and 368 of the Code as a result of (i) the inaccuracy of certain representations and covenants made by Penwest in the Tax Allocation Agreement or
(ii) the participation by Penwest in certain acts set forth in the Tax Allocation Agreement that occur after the Spin-off. For periods during which the Company is included in Penford's consolidated federal income tax returns or state consolidated, combined or unitary tax returns (which periods are expected to include the period between this offering and the Spin-off), the Company will be required to pay to or entitled to receive from Penford its allocable portion of the consolidated federal income and state tax liability or credits, other than credits related to net operating losses. The Company will be directly responsible for separate state, local and foreign tax returns and related liabilities for itself and its subsidiaries for all periods.

  Excipient Supply Agreement

     The Company and Penford have entered into a supply agreement (the "Supply Agreement") pursuant to which Penford will manufacture and supply exclusively to Penwest, and Penwest will purchase exclusively from Penford, subject to certain exceptions, all Penwest's requirements for EMDEX and CANDEX, two sugar-based excipients marketed by the Company. Penwest will purchase such excipients at specified prices, which will be subject to adjustment on a semi-annual basis. The initial term of the Supply Agreement will expire on December 31, 2003, unless earlier terminated by Penwest or Penford upon one year's prior written notice, and will be extended automatically for successive one-year terms unless either party provides written notice of its election not to renew the Supply Agreement at least 90 days prior to the expiration of the initial or any renewal term.

  Employee Benefits Agreement

     The Company and Penford have entered into an employee benefits agreement (the "Benefits Agreement") setting forth the parties' agreements as to the continuation of certain Penford pension and benefits arrangements for the employees of Penwest following this offering. Under the Benefits Agreement, Penford has agreed that the employees of Penwest will continue to be covered by Penford's Savings and Stock Ownership Plan, health plan (medical, dental and vision) and flexible benefits plan (pretax payment of health plan premiums, medical reimbursement account and dependent care account) until December 31, 1997. In connection with the continuation of these plans, Penwest will reimburse Penford for any costs and expenses paid by Penford with respect to continued participation in such plans by employees of Penwest following this offering. The Benefits Agreement also provides for the termination, as of the closing of this offering, of participation of Penwest employees under certain of Penford's other welfare and retirement plans and sets forth the manner in which the assets and liabilities under certain of such plans will be transferred to Penwest. Finally, under the Benefits Agreement, Penwest has agreed to establish for its employees a set of benefit plans similar to those provided by Penford with the exception of Penford's defined benefit plan.

     Conflicts of interest may arise between the Company and Penford in a number of areas relating to their past and ongoing relationships, including tax and employee benefit matters, indemnity arrangements, registration rights, sales or distributions by Penford of its remaining shares of Common Stock and the exercise by Penford of its ability to control the management and affairs of the Company.

     The Company and Penford may enter into amendments to the terms of the foregoing agreements or new material transactions and agreements in the future. The Company has been advised by Penford that it intends that the terms of any future amendments, transactions and agreements between the Company and Penford or its affiliates will approximate fair market value. The Board of Directors of Penwest will utilize such procedures in evaluating the terms and provisions of any material transactions between the Company and Penford or its affiliates as the Board may deem appropriate in light of its fiduciary duties under state law. Depending on the nature and size of the particular transaction, in any such evaluation, the Board of Directors of Penwest may rely on management's statements and opinions and may or may not utilize outside experts or consultants or obtain independent appraisals or opinions.

     Directors of the Company who are also directors of Penford may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and Penford, such as acquisitions, financings and other corporate opportunities that may be suitable for the Company and Penford. To the extent that such opportunities arise, such directors may consult with their legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is presented to any such director in his or her capacity as a director of the Company, whether such opportunity is within the Company's line of business or consistent with its strategic objectives and whether the Company will be able to undertake or benefit from such opportunity. In addition, determinations may be made by the Board, when appropriate, by the vote of the disinterested directors only. Notwithstanding the foregoing, there can be no assurance that conflicts will be resolved in favor of the Company. See "Risk Factors -- Relationship with Penford; Conflicts of Interest."

     So long as the Company remains a subsidiary of Penford, the directors and officers of the Company will, subject to certain limitations, be indemnified by Penford and insured under insurance policies maintained by Penford against liability for actions taken or omitted to be taken in their capacities as directors and officers of the Company, including actions or omissions that may be alleged to constitute breaches of the fiduciary duties owed by such persons to the Company and its shareholders. It is contemplated that, prior to the Spin-off, the Company will obtain insurance coverage for its directors and officers in respect of such matters. See "Risk Factors -- Relationship with Penford; Conflicts of Interest."

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 39,000,000 shares of Common Stock, $0.001 par value per share, and 1,000,000 shares of Preferred Stock, $0.001 par value per share ("Preferred Stock"). Prior to this offering, there was outstanding 14,538,282 shares of Common Stock which were held of record by one stockholder, Penford. Immediately after this offering, 17,038,282 shares of Common Stock will be outstanding.

     The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Amended and Restated Articles of Incorporation (the "Restated Articles"), which are included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     Holders of Common Stock are entitled to receive dividends as may from time to time be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding class or series of Preferred Stock, and to one vote per share on all matters on which the holders of Common Stock are entitled to vote. Such holders do not have any cumulative voting rights or preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the Company's assets, if any, remaining after the payment of all liabilities of the Company and the liquidation preference of any outstanding class or series of Preferred Stock. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may issue in the future.

PREFERRED STOCK

     The Company's Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by the Company's shareholders. The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. The potential issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company, may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. The Company has no current plans to issue any shares of Preferred Stock.

WASHINGTON LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     The laws of Washington, where the Company is incorporated, restrict certain transactions between Washington corporations and certain significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with certain exceptions, from engaging in any "significant business transaction" with a person or group of persons which has acquired 10% or more of the voting securities of the target corporation (an "acquiring person") for five years after such acquisition unless the transaction or such acquisition is approved by a majority of the members of the target corporation's board of directors prior to acquisition. Significant business transactions include, among others, a merger, share exchange or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person, or a reclassification of securities that has the effect of increasing the proportionate share of the outstanding securities held by the acquiring person. After the five-year period, a significant business transaction may take place if it complies with certain fair price provisions of the statute. A target corporation includes every Washington corporation that has a class of voting stock registered pursuant to Section 12 or 15 of the Securities Exchange Act of 1934, as amended.

     The Restated Articles provide for the division of the Board of Directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, the Restated Articles provide that directors may be removed only for cause by the affirmative vote of the holders of two-thirds of the shares of capital stock of the Company entitled to vote. Under the Restated Articles, any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board, may only be filled by vote of a majority of the directors then in office. The classification of the Board of Directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of the Company.

     The Company's Amended and Restated Bylaws (the "Restated Bylaws") provide that any action required or permitted to be taken by the stockholders of the Company at an annual meeting or special meeting of shareholders may only be taken if it is properly brought before such meeting and that any such action may also be taken without a meeting by written consent if all the shareholders entitled to vote with respect to such action so consent. The Restated Articles provide that special meetings of the shareholders may be called by the President of the Company, the Chairman of the Board or the Board of Directors. Under the Restated Bylaws, in order for any matter to be considered "properly brought" before a meeting, a shareholder must comply with certain requirements regarding advance notice to the Company. The foregoing provisions could have the effect of delaying until the next shareholders meeting shareholder actions which are favored by the holders of a majority of the outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a shareholder (such as electing new directors or approving a merger) only at a duly called shareholders meeting, and not by written consent.

     The laws of Washington provide generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's articles of incorporation or bylaws, unless a corporation's articles of incorporation or bylaws, as the case may be, require a greater percentage. The Restated Articles and the Restated Bylaws require the affirmative vote of the holders of at least two-thirds of the shares of capital stock of the Company issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

     The Restated Articles contain certain provisions relating to the elimination of personal liability of directors to the Company or its shareholders for monetary damages to the full extent permitted by Washington law. In addition, the Restated Bylaws contain provisions to indemnify the Company's directors and officers to the fullest extent permitted by Washington law.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have outstanding 17,038,282 shares of Common Stock. Of these shares, the 2,500,000 shares sold in this offering (plus any shares issued upon exercise of the Underwriters' over-allotment option) will be freely tradeable without restriction under the Securities Act, unless purchased or held by "affiliates" of the Company as that term is defined under the Securities Act. The remaining 14,538,282 shares of Common Stock outstanding upon the consummation of this offering will be shares of Common Stock held by Penford and will be "restricted securities," as that term is defined in Rule 144, that may be sold only if registered under the Securities Act or in accordance with an applicable exemption from registration, such as Rule 144.

     Although the shares held by Penford may not be sold by Penford absent registration under the Securities Act or an exemption from such registration, Penford has advised the Company that it contemplates effecting the Spin-off without registration under the Securities Act and that the shares distributed pursuant thereto would thereafter be freely tradeable by persons other than "affiliates" of the Company without restriction or registration under the Securities Act.

     Pursuant to the Underwriting Agreement, the Company has agreed, subject to limited exceptions, not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BancAmerica Robertson Stephens. Similarly, Penford and the officers and directors of the Company have agreed, subject to limited exceptions (including, with respect to Penford, the Spin-off), not to sell, offer, contract to sell, pledge, grant an option to purchase or otherwise dispose of any shares of Common Stock (or any securities convertible into, or exchangeable for, or any rights to purchase or acquire, shares of Common Stock) held by such holders, acquired by such holder after the date hereof or which may be deemed to be beneficially owned by such holder for a period of 180 days after the date of this Prospectus without the prior written consent of BancAmerica Robertson Stephens. None of the shares of Common Stock distributed pursuant to the Spin-off (other than shares distributed to the Company's "affiliates") will be subject to any contractual restriction on sale or disposition pursuant to the Underwriting Agreement or otherwise.

     In general, under Rule 144, as currently in effect, beginning 90 days after the effective date of the registration statement of which this Prospectus is a part (the "Effective Date"), a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent of the number of shares of Common Stock then outstanding (which will equal approximately 170,383 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     In the event any person who is deemed to be an "affiliate" of the Company for purposes of Rule 144 purchases Common Stock pursuant to this offering, receives shares of Common Stock in the Spin-off or purchases shares of Common Stock in a registered offering effected by Penford, the shares held by such person will not be subject to any holding period requirement and may be sold in the open market in reliance upon Rule 144, subject to the volume limitations and lockup arrangements described above. Shares properly sold in reliance upon Rule 144 to persons who are not "affiliates" of the Company are thereafter freely tradeable without restriction or registration under the Securities Act.

     Penford has not determined what action, if any, it would take if it did not receive a favorable tax ruling or written opinion from Ernst & Young LLP with respect to the Spin-off. If the Spin-off does not occur, Penford may sell all or a portion of its ownership interest in the Company through a public offering or a private sale. In order to enable Penford to sell its ownership interest in a public offering in such event, the Company has agreed to give Penford the right to cause the Company to register the Common Stock owned by it under the Securities Act, in which event Penford would be able to sell or otherwise distribute such shares upon the effectiveness of any such registration and such shares would thereafter be freely tradeable by the purchasers thereof, other than "affiliates" of the Company, without restriction or registration under the Securities Act.

     The Company intends to file registration statements on Form S-8 under the Securities Act at least 90 days after the Effective Date to register shares of Common Stock reserved for issuance under the 1997 Plan and the Purchase Plan. Such registration statements will become effective immediately upon filing.

     Prior to this offering, there has been no public market for the Common Stock of the Company and no predictions can be made as to the effect, if any, that market sales of shares of Common Stock prevailing from time to time may have on the market price of the Common Stock. Nevertheless, the Spin-off and future sales of significant numbers of shares of the Common Stock in the public market or the perception that such future sales could occur, could adversely affect the market price of the Common Stock offered hereby and could impair the Company's future ability to raise capital through an offering of its equity securities.

                                  UNDERWRITING

     The Underwriters named below, acting through their representatives, BancAmerica Robertson Stephens and SBC Warburg Dillon Read Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares, if any are purchased.

                                 UNDERWRITER                               NUMBER OF SHARES
    ---------------------------------------------------------------------  ----------------
    BancAmerica Robertson Stephens.......................................
    SBC Warburg Dillon Read Inc..........................................

                                                                                -------
              Total......................................................
                                                                                =======

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain
dealers at such price, less a concession of not more than $          per share,
of which $          per share may be reallowed to other dealers. After the
initial public offering, the public offering price, concession and reallowances to dealers may be reduced by the Representatives.

     The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an additional 375,000 shares of Common Stock at the same price per share as the Company will receive for the 2,500,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,500,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,500,000 shares are being sold. The Company will be obligated, pursuant to such option, to sell shares to the Underwriters to the extent such option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of shares of Common Stock offered hereby.

     The Underwriting Agreement contains covenants of indemnity between the Underwriters and the Company and Penford against certain civil liabilities, including liabilities under the Securities Act and liability arising from breaches of representations and warranties contained in the Underwriting Agreement.

     Each officer, director and the sole shareholder of the Company, together holding approximately 14,538,282 shares of Common Stock, have agreed with the Representatives that, until 180 days from the date of this Prospectus, subject to certain limited exceptions (including, with respect to Penford, the Spin-off), they will not, directly or indirectly, sell, offer, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of Common Stock (or any securities convertible into, or exchangeable for, or any rights to purchase or acquire, shares of Common Stock), held by such holders, acquired by such holder after the date hereof or which may be deemed to be beneficially owned by such holder, without the prior written consent of BancAmerica Robertson Stephens.

BancAmerica Robertson Stephens may, in its sole discretion without notice, release all or any portion of the securities subject to the lock-up agreements. In addition, the Company has agreed that, until 180 days from the date of this Prospectus, the Company will not, without the prior written consent of BancAmerica Robertson Stephens, subject to certain limited exceptions, sell or otherwise dispose of, any shares of Common Stock, any options or warrants to purchase any shares of Common Stock (or any securities convertible into, exercisable for or exchangeable for shares of Common Stock) other than the Company's sale of shares in this offering, the issuance of Common Stock upon the exercise of outstanding options, or the Company's grant of options and issuance of stock under existing employee stock option or stock purchase plans. See "Shares Eligible for Future Sale."

     The Representatives have advised the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with this offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representatives in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined through negotiations between the Company and the Representatives. The material factors to be considered in such negotiations are prevailing market conditions, certain financial information of the Company in recent periods, market valuations of other companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development, the Company's management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors. There can be no assurance that an active or orderly trading market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this offering at or above the initial trading price. See "Risk Factors -- Possibility of Substantial Sales of Common Stock," "Risk Factors -- No Prior Public Market; Determination of Public Offering Price; Potential Volatility of Stock Price" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     McFarland Dewey & Co. ("McFarland Dewey") has been retained by Penford since 1996 to identify and evaluate strategic options available to it. As part of McFarland Dewey's compensation in respect of such services, Penwest has agreed to pay McFarland Dewey $300,000 upon the closing of this offering.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Edmund O. Belsheim, Jr., its general counsel. Certain legal matters in connection with this offering will be passed upon for the Company by Hale and Dorr LLP, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                    EXPERTS

     The financial statements and related schedule of the Company at September 30, 1997, and for the nine-month period ended September 30, 1997 as well as at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                          PENWEST PHARMACEUTICALS CO.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

                                                                                        PAGE
                                                                                        -----
Report of Ernst & Young LLP...........................................................    F-2
Financial Statements
  Consolidated Balance Sheets.........................................................    F-3
  Consolidated Statements of Operations...............................................    F-4
  Consolidated Statements of Shareholder's Equity (Deficit)...........................    F-5
  Consolidated Statements of Cash Flows...............................................    F-6
Notes to Consolidated Financial Statements............................................    F-7

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Penwest Pharmaceuticals Co.

     We have audited the accompanying consolidated balance sheets of Penwest Pharmaceuticals Co., (formerly known as Edward Mendell Co., Inc.), as of September 30, 1997 and December 31, 1996 and 1995, and the related consolidated statements of operations, shareholder's equity (deficit) and cash flows for the nine-month period ended September 30, 1997, and each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Penwest Pharmaceuticals Co. at September 30, 1997 and December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the nine-month period ended September 30, 1997, and each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP
Stamford, Connecticut
October 11, 1997

                          PENWEST PHARMACEUTICALS CO.

                          CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                DECEMBER 31,          SEPTEMBER
                                                            --------------------         30,
                                                             1995         1996           1997
                                                            -------     --------     ------------
ASSETS
Current assets:
  Cash and cash equivalents...............................  $   290     $    695       $  1,088
  Trade accounts receivable, net of allowance for doubtful
     accounts of $200, $237 and $237......................    5,157        4,680          4,813
  Inventories.............................................    4,337        7,555          7,661
  Prepaid expenses and other current assets...............      295           72            204
                                                            -------     --------       --------
       Total current assets...............................   10,079       13,002         13,766
Fixed assets, net.........................................   20,203       20,336         21,575
Other assets..............................................    1,389        1,745          2,039
                                                            -------     --------       --------
       Total assets.......................................  $31,671     $ 35,083       $ 37,380
                                                            =======     ========       ========
LIABILITIES AND SHAREHOLDER'S DEFICIT
Current liabilities:
  Accounts payable and accrued expenses...................  $ 3,455     $  3,810       $  3,865
  Taxes payable...........................................      374          454            283
  Payable to Penford......................................   25,711       32,100         37,503
                                                            -------     --------       --------
       Total current liabilities..........................   29,540       36,364         41,651
Deferred taxes............................................    2,525        3,071          3,470
Other long-term liabilities...............................       83           60            337
                                                            -------     --------       --------
       Total liabilities..................................   32,148       39,495         45,458
Shareholder's deficit
  Common stock, par value $.001, authorized 39,000,000
     shares, issued and outstanding 14,538,282 shares
     (Note 13)............................................       15           15             15
  Additional paid in capital..............................    8,075        8,075          8,075
  Accumulated deficit.....................................   (8,469)     (12,333)       (15,508)
  Cumulative translation adjustment.......................      (98)        (169)          (660)
                                                            -------     --------       --------
       Total shareholder's deficit........................     (477)      (4,412)        (8,078)
                                                            -------     --------       --------
       Total liabilities and shareholder's deficit........  $31,671     $ 35,083       $ 37,380
                                                            =======     ========       ========

                            See accompanying notes.

                          PENWEST PHARMACEUTICALS CO.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (in thousands, except per share data)

                                                                                NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                           -------------------------------     -------------------
                                            1994        1995        1996                    1997
                                           -------     -------     -------      1996       -------
                                                                               -------
                                                                               (Unaudited)
Revenues
  Product sales..........................  $23,146     $24,989     $25,007     $19,108     $19,876
  Royalties and licensing fees...........                  100       1,082         850         911
                                           -------     -------     -------     -------     -------
     Total revenues......................   23,146      25,089      26,089      19,958      20,787
Cost of product sales....................   15,910      17,267      18,690      14,033      14,660
                                           -------     -------     -------     -------     -------
     Gross profit........................    7,236       7,822       7,399       5,925       6,127
Operating expenses
  Selling, general and administrative....    7,021       7,676       6,776       5,264       5,747
  Research and product development.......    2,322       2,719       3,723       2,636       2,994
                                           -------     -------     -------     -------     -------
     Total operating expenses............    9,343      10,395      10,499       7,900       8,741
                                           -------     -------     -------     -------     -------
Loss before income taxes.................   (2,107)     (2,573)     (3,100)     (1,975)     (2,614)
Income tax expense (Note 8)..............      522         679         764         486         561
                                           -------     -------     -------     -------     -------
Net loss.................................  $(2,629)    $(3,252)    $(3,864)    $(2,461)    $(3,175)
                                           =======     =======     =======     =======     =======
Net loss per share.......................  $ (0.18)    $ (0.22)    $ (0.27)    $ (0.17)    $ (0.22)
                                           =======     =======     =======     =======     =======
Weighted average shares of common stock
  outstanding............................   14,538      14,538      14,538      14,538      14,538

                            See accompanying notes.

                          PENWEST PHARMACEUTICALS CO.

           CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY (DEFICIT)
                                 (in thousands)

                                               COMMON STOCK                                CUMULATIVE
                                             ----------------    PAID-IN    ACCUMULATED    TRANSLATION
                                             SHARES    AMOUNT    CAPITAL      DEFICIT      ADJUSTMENT     TOTAL
                                             ------    ------    -------    -----------    ----------    -------
Balances, January 1, 1994 before stock
  split....................................       5     $  5     $ 8,085     $  (2,588)      $ (491)     $ 5,011
Stock split (Note 13)......................  14,533       10         (10)
                                             ------      ---      ------      --------        -----      -------
Balances, January 1, 1994 after stock
  split....................................  14,538       15       8,075        (2,588)        (491)       5,011
Net loss...................................                                     (2,629)                   (2,629)
Translation adjustment.....................                                                     259          259
                                             ------      ---      ------      --------        -----      -------
Balances, December 31, 1994................  14,538       15       8,075        (5,217)        (232)       2,641
Net loss...................................                                     (3,252)                   (3,252)
Translation adjustment.....................                                                     134          134
                                             ------      ---      ------      --------        -----      -------
Balances, December 31, 1995................  14,538       15       8,075        (8,469)         (98)        (477)
Net loss...................................                                     (3,864)                   (3,864)
Translation adjustment.....................                                                     (71)         (71)
                                             ------      ---      ------      --------        -----      -------
Balances, December 31, 1996................  14,538       15       8,075       (12,333)        (169)      (4,412)
Net loss...................................                                     (3,175)                   (3,175)
Translation adjustment.....................                                                    (491)        (491)
                                             ------      ---      ------      --------        -----      -------
Balances, September 30, 1997...............  14,538     $ 15     $ 8,075     $ (15,508)      $ (660)     $(8,078)
                                             ======      ===      ======      ========        =====      =======

                            See accompanying notes.

                          PENWEST PHARMACEUTICALS CO.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                                  NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                         ------------------------------------   ---------------------
                                          1994           1995          1996        1996        1997
                                         -------     ------------     -------   -----------   -------
                                                                                (Unaudited)
Cash used in operating activities:
Net loss...............................  $(2,629)      $ (3,252)      $(3,864)    $(2,461)    $(3,175)
Adjustments to reconcile net loss to
  net cash used in operating
  activities:
  Depreciation.........................    1,408          1,724         2,190       1,601       1,713
  Amortization.........................      337            282           207         156         115
  Deferred income taxes................      470            455           546         341         428
Changes in operating assets:
  Accounts receivables.................     (236)        (1,647)          470         518         (22)
  Inventories..........................     (622)        (1,079)       (3,218)     (3,212)       (105)
  Prepaid expenses and other current
     assets............................      (58)          (123)          193         152        (295)
  Accounts payable and accrued
     expenses..........................      383            519           464         248          19
                                         -------        -------       -------     -------     -------
Net cash used in operating
  activities...........................     (947)        (3,121)       (3,012)     (2,657)     (1,322)
Net cash (used in) provided by
  investing activities:
  Acquisitions of fixed assets, net....   (1,926)        (3,990)       (2,322)     (1,857)     (2,953)
  Other................................       68            (87)         (657)       (605)       (625)
                                         -------        -------       -------     -------     -------
Net cash used in investing
  activities...........................   (1,858)        (4,077)       (2,979)     (2,462)     (3,578)
Cash provided by financing activities:
  Increase in payable to Penford.......    3,073          6,787         6,390       5,562       5,403
Effect of exchange rate changes on
  cash.................................       53             33             6          (4)       (110)
                                         -------        -------       -------     -------     -------
Net increase (decrease) in cash and
  cash equivalents.....................      321           (378)          405         439         393
Cash and cash equivalents at beginning
  of year..............................      347            668           290         290         695
                                         -------        -------       -------     -------     -------
Cash and cash equivalents at end of
  year.................................  $   668       $    290       $   695     $   729     $ 1,088
                                         =======        =======       =======     =======     =======

                            See accompanying notes.

                          PENWEST PHARMACEUTICALS CO.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  Information for the nine-month period ended September 30, 1996 is unaudited

1.  BUSINESS

     Penwest Pharmaceuticals Co. and subsidiaries ("Penwest" or the "Company"), formerly known as Edward Mendell Co., Inc. is a wholly-owned subsidiary of Penford Corporation ("Penford"). The Company is engaged in the research, development, and commercialization of novel drug delivery products and technologies. The Company has developed TIMERx proprietary controlled release drug delivery technology. The Company also manufactures and distributes pharmaceutical excipients, the inactive ingredients in tablets and capsules. The Company has manufacturing facilities in Iowa and Finland and has customers primarily throughout North America and Europe.

     The Company is subject to the risks and uncertainties associated with an early-stage drug delivery company. These risks and uncertainties include, but are not limited to, a history of net losses, technological changes, dependence on collaborators and key personnel, no assurance of regulatory approval, compliance with government regulations, patent infringement litigation and competition from current and potential competitors, some with greater resources than the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying consolidated financial statements include the accounts of Penwest and its wholly owned subsidiaries. Material intercompany balances and transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, the consolidated financial statements include various costs allocated by Penford (see Notes 6 and 9). Although management believes the amounts allocated are reasonable and approximate the cost of obtaining the service from an unrelated third party, the actual costs could differ.

  Cash and Cash Equivalents

     All highly liquid investments with a maturity of three months or less when purchased are considered cash equivalents.

  Credit Risk and Fair Value of Financial Instruments

     The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company's excipient revenues and its royalties and licensing fees are derived from major pharmaceutical companies that have significant cash resources. The Company maintains an allowance for doubtful accounts which management believes is sufficient to cover potential credit losses.

     The carrying value of financial instruments, which includes cash, receivables, and payables, approximates market value.

                          PENWEST PHARMACEUTICALS CO.

  Information for the nine-month period ended September 30, 1996 is unaudited

  Fixed Assets

     Property and equipment are recorded at cost and depreciated by the straight-line method over their estimated useful lives. Estimated useful lives by class of assets are as follows:

                Buildings......................................   20-25 years
                Machinery and equipment........................   10-12 years
                Office furniture and equipment.................    5-10 years

     Property and equipment of the Company are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying amount. The Company measures an impairment loss by comparing the fair value of the asset to its carrying amount. Fair value of an asset is calculated as the present value of expected future cash flows.

  Foreign Currencies

     Monetary assets and liabilities of the Company's foreign operations are translated into U.S. dollars at year-end exchange rates and revenue and expenses are translated at average exchange rates. For each of the foreign operations, the functional currency is the local currency. Translation adjustments are disclosed and accumulated in a separate component of consolidated shareholder's deficit. Realized gains and losses from foreign currency transactions are reflected in the consolidated statement of operations. The change in the cumulative translation adjustment from December 31, 1995 to September 30, 1996 was $21,000.

  Income Taxes

     The Company's results of operations are included in the tax returns of Penford. Deferred income tax expense and related income tax assets and liabilities are reflected as if the Company were an independent entity, in accordance with FAS 109. The Company is not compensated for tax losses that are utilized by Penford.

  Revenue Recognition

     Royalties and licensing fees include royalty revenues and milestone fees related to licensing agreements for TIMERx with various collaborators. To date there have been no royalties recognized as there are no products currently commercialized using the TIMERx technology. Milestone payments are derived from reaching development milestones with collaborators and are recognized as achieved in accordance with the contract terms. These milestones payments are not subject to forfeiture.

     Product sales revenues are recognized when goods are shipped.

  Advertising Costs

     Advertising costs are accounted for as expenses in the period in which they are incurred.

  Research and Development

     Research and development expenses consist of costs related to products being developed internally as well as costs related to products subject to licensing agreements. Research and development costs are charged to expense as incurred.

                          PENWEST PHARMACEUTICALS CO.

  Information for the nine-month period ended September 30, 1996 is unaudited

  Per Share Data

     Earnings per common share are computed based on the weighted average number of common shares and dilutive common stock equivalents outstanding during the period after giving effect to the October 8, 1997 2,907.66-for-1 stock split (see Note 13).

     In February 1997, the FASB issued Statement No. 128, "Earnings Per Share." The statement is effective for fiscal years ending after December 15, 1997, including interim periods, and requires public companies to present basic earnings per share and, if applicable, diluted earnings per share. The Company will adopt Statement No. 128 in 1997. The statement will not impact the Company's earnings per share as disclosed.

  Long-Lived Assets

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed. The Company adopted Statement 121 in the first quarter of 1996 with no impact on financial position or results of operations.

  Interim Consolidated Financial Statements

     The unaudited interim consolidated statements of operations and cash flows for the nine month period ended September 30, 1996 have been prepared on the same basis as the annual audited consolidated financial statements included herein. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods.

     The operating results for the nine month period ended September 30, 1997 are not necessarily indicative of the operating results to be expected for the full year ending December 31, 1997 or for any future period.

3.  INVENTORIES

     Inventories, which consist of raw materials, pharmaceutical excipients manufactured by the Company, pharmaceutical excipients held for distribution, and manufactured bulk TIMERx, are stated at the lower of cost (first-in, first-out) or market. Cost includes material, labor and manufacturing overhead costs.

     Inventories are summarized as follows:

                                                        DECEMBER 31,
                                                      -----------------     SEPTEMBER 30,
                                                       1995       1996          1997
                                                      ------     ------     -------------
                                                                (in thousands)
        Raw materials...............................  $1,150     $1,745        $ 1,561
        Finished products...........................   3,187      5,810          6,100
                                                      -------    -------       -------
             Total inventories......................  $4,337     $7,555        $ 7,661
                                                      =======    =======       =======

     Included in inventories are approximately $1,220,000, $1,742,000 and $2,671,000 of TIMERx raw materials and bulk TIMERx as of December 31, 1995 and 1996 and September 30, 1997, respectively.

                          PENWEST PHARMACEUTICALS CO.

  Information for the nine-month period ended September 30, 1996 is unaudited

The ability to continue to sell TIMERx related inventory is dependent, in part, upon the commercialization of products by third parties utilizing bulk TIMERx. Although third parties have products in various stages of development, none of these products have been commercialized and the period required to achieve commercialization is uncertain if achieved at all. The manufactured bulk TIMERx does not have a predetermined shelf life.

     The Company has relied on a large third-party pharmaceutical company for the manufacture of its TIMERx products. There are a limited number of third party manufacturers capable of producing the Company's TIMERx products.

     The Company's TIMERx drug delivery system is a hydrophilic matrix consisting primarily of two natural polysaccharides, xanthan and locust bean gums, in the presence of dextrose. The Company purchases these gums from a sole source supplier. Most of the Company's excipients are manufactured from wood pulp, which the Company also purchases from a sole source supplier. Although the Company has qualified alternate suppliers with respect to these materials, there can be no assurance that interruptions in supplies will not occur in the future or that the Company will not have to obtain substitute suppliers. Any of these events could have a material adverse effect on the Company's ability to manufacture bulk TIMERx for delivery to its collaborators or manufacture its excipients, which could have a material adverse effect on the Company's results of operations, cash flows and financial position.

4.  FIXED ASSETS

     Fixed assets, at cost, summarized by major categories, consist of the following:

                                                       DECEMBER 31,
                                                    -------------------     SEPTEMBER 30,
                                                     1995        1996           1997
                                                    -------     -------     -------------
                                                               (in thousands)
        Buildings and equipment...................  $24,682     $26,513        $27,718
        Land......................................      675         696            696
        Construction in progress..................      873       1,160          2,597
                                                    -------     -------        -------
                                                     26,230      28,369         31,011
        Less: accumulated depreciation............    6,027       8,033          9,436
                                                    -------     -------        -------
                                                    $20,203     $20,336        $21,575
                                                    =======     =======        =======

5.  OTHER ASSETS

     Other assets, net of accumulated amortization, consist of the following:

                                                        DECEMBER 31,
                                                      -----------------     SEPTEMBER 30,
                                                       1995       1996          1997
                                                      ------     ------     -------------
                                                                (in thousands)
        Patents, net of accumulated amortization of
          $96, $162 and $225........................  $1,030     $1,443        $ 1,780
        Goodwill, net of accumulated amortization of
          $181, $238 and $281.......................     359        302            259
                                                      ------     ------         ------
                                                      $1,389     $1,745        $ 2,039
                                                      ======     ======         ======

     Goodwill is being amortized over ten years and was recorded upon the acquisition of the Company by Penford. Amortization expense approximated $57,000 for each of the years ended

                          PENWEST PHARMACEUTICALS CO.

  Information for the nine-month period ended September 30, 1996 is unaudited

December 31, 1994, 1995 and 1996, and $43,000 for each of the nine month periods ended September 30, 1996 and 1997.

     Patents include costs to secure patents and trademarks on technology developed by the Company. Patents are amortized over their useful lives of 17 to 20 years. Amortization expense of $20,000, $48,000 and $66,000 was recorded in the years ended December 31, 1994, 1995 and 1996, respectively, and $49,000 and $63,000 for the nine month periods ended September 30, 1996 and 1997, respectively.

     Recorded intangibles are evaluated for potential impairment whenever events or circumstances indicate that the undiscounted cash flows are not sufficient to recover their carrying amounts. An impairment loss is recorded to the extent the assets carrying value is in excess of related discounted cash flows.

6.  PAYABLE TO PENFORD

     The Payable to Penford was generated primarily from the initial acquisition of the Company, the addition of a microcrystalline cellulose plant and the funding of operations. The Payable to Penford is a non-interest-bearing obligation. Penford has indicated that it intends to continue to provide advances until the offering is completed (see Note 13). The Company also participates in pension and other employee benefit plans sponsored by Penford and purchases inventory from a wholly-owned subsidiary of Penford. The inventory purchases amounted to approximately $771,000, $609,000, and $634,000 for the years ended December 31, 1994, 1995 and 1996, respectively and $462,000 and $311,000 for the nine month periods ended September 30, 1996 and 1997, respectively. The Company believes the terms of its employee benefit and inventory purchase transactions approximate those that would be reached with a third party in an arms length transaction.

     Penford allocates executive office salaries, bonuses and legal fees to the Company in the form of a management fee. The costs making up the management fee are allocated to the Company based upon its pro-rata portion of Penford's consolidated revenue. The Company believes the management fee approximates the actual costs of services provided. Included in selling, general and administrative expenses is a management fee of $438,000, $404,000 and $391,000 for the years ended December 31, 1994, 1995 and 1996, respectively and $295,000 and $433,000 for the nine month periods ended September 30, 1996 and 1997, respectively.

7.  COMMITMENTS

  Leases

     The Company's manufacturing facility in Finland is leased under a two-year operating lease with annual rental expense of $188,000 and renewal options. Rental expense under this operating lease, including additional charges determined on a month-to-month basis for equipment and warehouse usage, was $186,000, $210,000 and $216,000 for the years ended December 31, 1994, 1995, and
1996, respectively and $162,000, and $162,000 for the nine month periods ended September 30, 1996 and 1997.

                          PENWEST PHARMACEUTICALS CO.

  Information for the nine-month period ended September 30, 1996 is unaudited

8.  INCOME TAXES

     The provision for federal, state and foreign income taxes consists of the following (in thousands):

                                                        DECEMBER 31,             SEPTEMBER 30,
                                                   ----------------------     --------------------
                                                   1994     1995     1996        1996         1997
                                                   ----     ----     ----     -----------     ----
                                                                              (Unaudited)
Federal:
  Deferred.......................................  $364     $386     $423        $ 266        $338
Foreign:
  Current........................................    51      223      217          144         132
State:
  Current........................................     1        1        1            1           1
  Deferred.......................................   106       69      123           75          90
                                                    ---      ---      ---          ---         ---
                                                   $522     $679     $764        $ 486        $561
                                                    ===      ===      ===          ===         ===

     The reconciliation between the statutory tax rate and those reflected in the Company's income tax provision is as follows:

                                                                 DECEMBER 31,
                                                            ----------------------     SEPTEMBER 30,
                                                            1994     1995     1996         1997
                                                            ----     ----     ----     -------------
Statutory tax rate........................................  (34)%    (34)%    (34)%         (34)%
Tax benefit utilized by Penford...........................   55       56       55            53
Foreign taxes.............................................   --        1        2            --
State taxes, net of federal benefit.......................    3        2        2             2
Other.....................................................    1        1       --             1
                                                            ---      ---      ---           ---
                                                             25%      26%      25%           22%
                                                            ===      ===      ===           ===

     The provision for income takes for the nine month period ended September 30, 1996 is based on the effective rate for the year ended December 31, 1996.

     The components of deferred federal and state income tax assets and liabilities are as follows (in thousands):

                                                            DECEMBER 31,
                                                          -----------------     SEPTEMBER 30,
                                                           1995       1996          1997
                                                          ------     ------     -------------
    Receivable allowance................................  $  (95)    $ (107)       $   (92)
    Inventory reserves..................................     (74)      (115)          (126)
                                                           -----      -----          -----
                                                            (169)      (222)          (218)
    Accelerated depreciation and amortization...........   2,694      3,293          3,688
                                                           -----      -----          -----
    Deferred tax liability..............................  $2,525     $3,071        $ 3,470
                                                           =====      =====          =====

     The Company has made payments for foreign income taxes of approximately $51,000, $223,000 and $217,000 for the years ended December 31, 1994, 1995 and
1996, respectively, and $144,000 and $132,000 for the nine month periods ended September 30, 1996 and 1997, respectively.

     The Company is included in the consolidated federal and state tax returns of Penford. In accordance with the Company's tax sharing agreement, the Company is not compensated for tax losses that are utilized by Penford and the provision is calculated on a separate return basis. In addition, Penford is liable for any federal, state or foreign tax adjustments assessed against the Company for periods through the date of the distribution.

                          PENWEST PHARMACEUTICALS CO.

  Information for the nine-month period ended September 30, 1996 is unaudited

     The Company's policy is to permanently reinvest foreign earnings. Accumulated foreign earnings, for which no deferred taxes have been provided, amounted to $1,499,000, $1,793,000 and $2,088,000 as of December 31, 1995 and
1996 and September 30, 1997, respectively. If such earnings were to be repatriated, the income tax effect would not be significant.

     Included in the loss before income taxes is foreign income of $125,000, $606,000 and $801,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $387,000 for the nine-month period ended September 30, 1997.

9.  PENSION AND OTHER EMPLOYEE BENEFITS

  Pension Plan

     Penwest participates in a noncontributory defined benefit pension plan that covers substantially all employees. The plan is sponsored by its Parent and costs are allocated based upon actual costs incurred for the Company's employees.

     Benefits for employees are primarily related to years of credited service and final average five-year earnings. Employees generally become eligible to participate in the plans after attaining age 21 and benefits become vested after five years of credited service.

     Pension expense of $70,000, $73,000 and $74,000 was recorded for the years ended December 31, 1994, 1995 and 1996, respectively. Pension expense of $55,000 and $43,000 was recorded for the nine month periods ended September 30, 1996 and 1997, respectively.

  Savings and Stock Ownership Plan

     The Company's employees participate in Penford's Savings and Stock Ownership Plan and costs are charged to the Company based upon actual costs incurred for the Company's employees. Seventy-five percent (75%) of employee's contributions are matched up to 6% of the employee's pay, in the form of Penford common stock. The Company's expense under the plan was $89,000, $110,000 and $147,000 for 1994, 1995, and 1996, respectively and $112,000 and $118,000 for the nine month periods ended September 30, 1996 and 1997, respectively.

     The Plan also includes an annual profit-sharing component that is awarded by Penford's Board of Directors based on achievement of predetermined corporate goals. This feature of the plan is available to all employees who meet the eligibility requirements of the plan. The profit sharing expense related to the Company's employees was $37,000, $80,000 and $38,000 for 1994, 1995 and 1996,
respectively, and $28,000 and $44,000 for the nine month periods ended September 30, 1996 and 1997, respectively.

  Supplemental Executive Retirement Plan

     Penford sponsors a Supplemental Executive Retirement Plan (SERP), a nonqualified plan, which covers certain key employees including certain employees of Penwest. For 1994, 1995, and 1996, the net expense for the SERP incurred by Penwest was $9,000, $32,000 and $35,000, respectively, and $30,000 and $15,000 for the nine month periods ended September 30, 1996 and 1997, respectively. The allocated costs represent the costs attributable to the Company's employees.

  Health Care and Life Insurance Benefits

     The Company offers health care and life insurance benefits to most active employees. Costs incurred to provide these benefits are charged to expense when incurred. Health care and life

                          PENWEST PHARMACEUTICALS CO.

  Information for the nine-month period ended September 30, 1996 is unaudited insurance expense was $262,000, $244,000 and $212,000 in 1994, 1995, and 1996,
respectively, and $133,000 and $229,000 for the nine month periods ended September 30, 1996 and 1997, respectively.

10.  LICENSING AGREEMENTS

     The Company has entered into collaborative arrangements with five pharmaceutical companies to facilitate and expedite the commercialization of its TIMERx drug delivery technology.

     In August 1994, August 1995 and March 1996, the Company entered into product development and supply agreements with Mylan Pharmaceuticals, Inc. ("Mylan") with respect to the development of generic versions of Procardia XL (nifedipine), Adalat CC (nifedipine) and Glucotrol XL (glipizide), based on the Company's TIMERx technologies (the "Mylan Products"). Under these product development and supply agreements, the Company is responsible for the formulation, manufacture and supply of TIMERx material for use in the Mylan Products, and Mylan is responsible for conducting all bioequivalence studies, preparing all regulatory applications and submissions and manufacturing and marketing the Mylan Products in the United States, Canada and Mexico. The Company has received non-refundable milestone payments under each of the product development and supply agreements and is entitled to additional milestone payments under such agreements upon the continued development of the Mylan Products. The Company is also entitled to royalties on the sale of each Mylan Product, which royalties will be reduced with respect to such Mylan Product if there are on the market and available for retail sale any other generic controlled release formulations of the drug of which such Mylan Product is a generic controlled release formulation. In addition, Mylan has agreed that during the term of the product development and supply agreements it will purchase formulated TIMERx material for use in the Mylan Products exclusively from the Company at specified prices.

     Penwest and Mylan also entered into a sales and distribution agreement in January 1997 (the "Mylan Distribution Agreement") with respect to Nifedipine XL pursuant to which Mylan agreed to manufacture and supply Nifedipine XL to Penwest for distribution by Penwest and one or more distributors (as to which the Company and Mylan must mutually agree) in certain specified European and Latin American countries. Under this agreement, the Company has agreed to purchase Nifedipine XL exclusively from Mylan at specified prices or to pay Mylan 50% of any royalties received by the Company from its distributors if Mylan licenses its manufacturing technology to the Company for use by the Company's distributors instead of manufacturing the product for distribution. Under this agreement, Mylan is entitled to 50% of any royalties or milestone payments received by the Company under the Company's product development and supply agreement with Sanofi described below.

     In May 1996 and August 1996, the Company entered into product development and supply agreements with Kremers Urban Development Company ("Kremers") with respect to the development of generic versions of Cardizem CD (diltiazem) and Covera HS (verapamil hydrochloride), respectively (the "Kremers Products"), based on the Company's TIMERx technology. Under these product development and supply agreements, the Company is responsible for formulating the Kremers Products and for manufacturing and supplying TIMERx material to Kremers for use in the Kremers Products, and Kremers is responsible for conducting bioequivalence studies, preparing all regulatory applications and submissions and manufacturing and marketing the Kremers Products in the United States, Canada and Mexico. The Company has received non-refundable milestone payments under the product development and supply agreements and is entitled to additional milestone payments upon the continued development of the Kremers Products. The Company also is entitled to royalties on the sale of the Kremers Products. However, both milestone payments and the royalties otherwise due under the product development and supply agreements may be reduced in the event that there are competing generic controlled release formulations of Covera HS or Cardizem CD, as may be

                          PENWEST PHARMACEUTICALS CO.

  Information for the nine-month period ended September 30, 1996 is unaudited applicable, on the market and available for retail sale. In addition, Kremers has agreed that, during the term of the product development and supply agreements, it will purchase formulated TIMERx material for use in the Kremers Products exclusively from the Company at specified prices. These prices will be reduced in the event that there are competing generic versions of Covera HS and/or Cardizem CD, as may be applicable, on the market and available for retail sale.

     In February 1997, the Company entered into a product development and supply agreement with Sanofi Winthrop International S.A. ("Sanofi") with respect to the development of a generic version of Adalat LA based on the Company's TIMERx technology (the "Sanofi Product"), a drug that is identical to Procardia XL. Under the product development and supply agreement, the Company is responsible for conducting pilot bioequivalence studies of the Sanofi Product and for manufacturing and supplying TIMERx material to Sanofi, and Sanofi is responsible for conducting all full scale bioequivalence studies, preparing all regulatory applications and submissions and manufacturing and marketing the Sanofi Product in specified countries in Europe and in South Korea. The Company is entitled to non-refundable milestone payments under the product development and supply agreement upon the continued development of the Sanofi Product. The Company is also entitled to royalties upon the sale of the Sanofi Product. One half of such payments will be paid to Mylan in accordance with the Mylan Distribution Agreement. In addition, Sanofi has agreed that, during the term of the product development and supply agreement, it will purchase formulated TIMERx material for use in the Sanofi Product exclusively from the Company at specified prices.

     In July 1992, the Company entered into an agreement with Leiras or ("Leiras") with respect to the development and commercialization of Cystrin CR, a controlled release formulation of Cystrin based on the Company's TIMERx technology. In May 1995, the Company entered into a second agreement with Leiras clarifying certain matters with respect to the collaboration. Leiras is a Finnish subsidiary of Schering AG. Leiras is developing products focused in the areas of reproductive health care, urology, oncology and inhalation technology. Under the agreements, the Company is responsible for the development and formulation of Cystrin CR and for manufacturing and supplying TIMERx material to Leiras for use in the manufacture of Cystrin CR, and Leiras is responsible for preparing all regulatory applications and submissions and manufacturing and marketing Cystrin CR on a worldwide basis. Leiras has the right to appoint distributors for marketing and distribution in specified territories, subject in certain circumstances to the approval of the Company. Leiras has also agreed to pay the Company royalties on the sale of Cystrin CR and to purchase formulated TIMERx material exclusively from the Company at specified prices.

     In September 1997, the Company entered into a strategic alliance agreement with Endo Pharmaceuticals, Inc. ("Endo") with respect to the development of controlled release formulations of oxymorphone based on the Company's TIMERx technology (the "Endo Products"). Under the agreement, the Company has agreed to manufacture and supply TIMERx material to Endo, and Endo has agreed to manufacture and market the Endo Products in the United States. The manufacture and marketing of Endo Products outside of the United States may be conducted by the Company, Endo or a third party, as determined by a committee comprised of an equal number of members from each of the Company and Endo. The Company and Endo have agreed to share the costs involved in the development and commercialization of the Endo Products and that the party marketing the Endo Products (which the Company expects will be Endo) will pay the other party royalties equal to 50% of their respective net marketing revenues after fully-burdened costs (although this percentage will decrease as the total U.S. marketing revenues from an Endo Product increase), subject to each party's right to terminate its participation with respect to any Endo Product described above. Endo will purchase formulated TIMERx material for use in the Endo Products exclusively from the Company at specified prices. Such prices will be reflected in the determination of fully-burdened costs.

                          PENWEST PHARMACEUTICALS CO.

  Information for the nine-month period ended September 30, 1996 is unaudited

11.  CONTINGENCIES

     In May 1997, one of the Company's collaborators, Mylan, filed an Abbreviated New Drug Application ("ANDA") with the U.S. Food and Drug Administration ("FDA") for the 30 mg dosage strength of Nifedipine XL, a generic version of Procardia XL, a controlled release formulation of nifedipine. See
Note 10 for a description of the Company's collaborative agreements with Mylan. Bayer AG ("Bayer") and ALZA Corporation ("ALZA") hold patents relating to Procardia XL, and Pfizer Inc. ("Pfizer") holds the New Drug Application ("NDA") and markets the product. In connection with the ANDA filing, Mylan certified in May 1997 to the FDA that Nifedipine XL does not infringe the Bayer or ALZA patents and notified Bayer, ALZA and Pfizer of such certification. Bayer and Pfizer sued Mylan in the United States District Court for the Western District of Pennsylvania, alleging that Nifedipine XL infringes Bayer's patent. ALZA has informed Mylan that ALZA does not believe that the notice given to it complied with the requirements of the Waxman-Hatch Act, and there can be no assurance that ALZA will not sue Mylan for patent infringement or take any other actions with respect to such notice. Mylan has advised the Company that it intends to contest vigorously the allegations made in the lawsuit. However, there can be no assurance that Mylan will prevail in this litigation or that it will continue to contest the lawsuit. An unfavorable outcome or protracted litigation for Mylan would materially adversely affect the Company's business, financial condition, cash flows and results of operations. Delays in the commercialization of Nifedipine XL could also occur because the FDA will not grant final marketing approval of Nifedipine XL until a final judgment on the patent suit is rendered in favor of Mylan by the district court, or in the event of an appeal, by the court of appeals, or until 30 months (or such longer or shorter period as the court may determine) have elapsed from the date of Mylan's certification, whichever is sooner.

     In 1993, Pfizer filed a "citizen's petition" with the FDA, claiming that its Procardia XL formulation constituted a unique delivery system and that a drug with a different release mechanism such as the TIMERx controlled release system cannot be considered the same dosage form and approved in an ANDA as bioequivalent to Procardia XL. In August 1997, the FDA rejected Pfizer's citizen's petition. In July 1997, Pfizer also sued the FDA in the District Court of the District of Columbia, claiming that the FDA's acceptance of Mylan's ANDA filing for Nifedipine XL was contrary to law, based primarily on the arguments stated in its citizen's petition. Mylan and the Company have intervened as defendants in this suit. There can be no assurance that the FDA, Mylan and the Company will prevail in this litigation. An outcome adverse to Mylan and the Company would result in Mylan being required to file a suitability petition in order to continue the ANDA or to file an NDA with respect to Nifedipine XL, each of which would be expensive and time consuming. An adverse outcome would also result in Nifedipine XL becoming ineligible for an "AB" rating from the FDA. Failure to obtain an AB rating from the FDA would indicate that for certain purposes Nifedipine XL would not be deemed to be therapeutically equivalent to the referenced branded drugs would not be fully substitutable for the referenced branded drug and would not be relied upon by Medicaid and Medicare formularies for reimbursement. Any such failure would have a material adverse effect on the Company's business, financial condition, cash flows and results of operations. If any of such events occur, Mylan may terminate its efforts with respect to Nifedipine XL, which would have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

     The FDA is reviewing an inactive ingredient contained in the TIMERx delivery system in order to determine the allowable amount for inclusion in the FDA's Inactive Ingredients Guide. In connection with this review, the FDA has requested that Mylan provide data from published literature regarding the toxicity of such ingredient. If such data are not acceptable to the FDA, it could require that additional data, including animal toxicity or other data, be developed and submitted to determine the highest allowable amount. If the amount of such ingredient, or any other ingredient, in a specified

                          PENWEST PHARMACEUTICALS CO.

  Information for the nine-month period ended September 30, 1996 is unaudited product exceeds the highest amount approved in the Inactive Ingredients Guide, the Company would likely be required to reformulate such product in order to be able to seek approval through the ANDA process. Reformulation of a product would likely require new bioequivalence studies. If reformulation were not possible, then new clinical studies and an NDA filing for such product would likely be required for FDA approval of such product. Any of such events could materially adversely affect the Company's collaborative arrangements where ANDA filings had been made or were contemplated, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     In 1994, the Boots Company PLC ("Boots") filed in the European Patent Office (the "EPO") an opposition to a patent granted by the EPO to the Company relating to its TIMERx technology. In June 1996, the EPO dismissed Boots' opposition, leaving intact all claims included in the patent. Boots has appealed this decision to the EPO Board of Appeals. There can be no assurance that the Company will prevail in this matter. An unfavorable outcome could materially adversely affect the Company's business, financial condition, cash flows and results of operations.

     There exists substantial patent litigation in the pharmaceutical, biomedical and biotechnology industries. Patent litigation generally involves complex legal and factual questions, and the outcome frequently is difficult to predict. An unfavorable outcome in any patent litigation affecting the Company could cause the Company to pay substantial damages, alter its products or processes, obtain licenses and/or cease certain activities. Even if the outcome is favorable to the Company, the Company could incur substantial litigation costs. Although the legal costs of defending litigation relating to a patent infringement claim (unless such claim relates to TIMERx) are generally the contractual responsibility of the Company's collaborators, the Company could nonetheless incur significant unreimbursed costs in participating and assisting in the litigation.

     Testing, manufacturing, marketing and selling pharmaceutical products entail a risk of product liability. The Company faces the risk of product liability claims in the event that the use of its products is alleged to have resulted in harm to a patient or subject. Such risks exist even with respect to those products that are manufactured in licensed and regulated facilities or that otherwise possess regulatory approval for commercial sale. Product liability insurance coverage is expensive, difficult to obtain and may not be available in the future on acceptable terms, if at all. Until the Spin-off, the Company will be covered by primary product liability insurance maintained by Penford in the amount of $1.0 million per occurrence and $2.0 million annually in the aggregate on a claims-made basis and by umbrella liability insurance in excess of $5.0 million which can also be used for product liability insurance. There can be no assurance that this coverage is adequate to cover potential liability claims or that Penwest will be able to obtain comparable coverage following the Spin-off. Furthermore, this coverage may not be adequate as the Company develops additional products. As the Company receives regulatory approvals for products under development, there can be no assurance that additional liability insurance coverage for any such products will be available in the future on acceptable terms, if at all. The Company's business, financial condition, cash flows and results of operations could be materially adversely affected by the assertion of a product liability claim.

12.  GEOGRAPHIC INFORMATION

     The Company, which operates in one business segment as a drug delivery company, conducts its business primarily in North America and Europe. The European operations consist of a manufacturing facility in Nastola, Finland and sales offices in Reigate, England and Uetersen, Germany. None of the European locations, other than Finland, is individually significant. Intercompany sales include a profit component for the selling company. Intercompany sales and profits are eliminated in consolidation.

                          PENWEST PHARMACEUTICALS CO.

  Information for the nine-month period ended September 30, 1996 is unaudited

Corporate operating expenses are not allocated to the European operations. Operating profit represents gross profit less selling, general and administrative expenses and, for North America, research and development expense.

                                                      NORTH
                                                     AMERICA     EUROPE     ELIMINATIONS     TOTAL
                                                     --------    -------    ------------    -------
                                                                     (IN THOUSANDS)
SEPTEMBER 30, 1997
Total Revenues.....................................  $ 19,718    $ 4,525      $ (3,456)     $20,787
Operating Profit (Loss)............................    (2,652)        38            --       (2,614)
Identifiable Assets................................    32,359      6,336        (1,315)      37,380
Export Sales.......................................                                           1,212

DECEMBER 31, 1996
Total Revenues.....................................    25,400      6,917        (6,228)      26,089
Operating Profit (Loss)............................    (2,985)       488          (603)      (3,100)
Identifiable Assets................................    30,014      6,611        (1,542)      35,083
Export Sales.......................................                                           1,756

DECEMBER 31, 1995
Total Revenues.....................................    22,253      7,509        (4,673)      25,089
Operating Profit (Loss)............................    (2,695)       180           (58)      (2,573)
Identifiable Assets................................    29,420      4,108        (1,857)      31,671
Export Sales.......................................                                           1,865

DECEMBER 31, 1994
Total Revenues.....................................    21,813      5,897        (4,564)      23,146
Operating Profit (Loss)............................    (1,746)      (361)           --       (2,107)
Identifiable Assets................................    24,514      2,865        (1,949)      25,430
Export Sales.......................................                                           1,947

13.  SUBSEQUENT EVENTS

  Registration Statement

     On October 8, 1997, the Board of Directors of Penford authorized the sale of up to 20% of Penwest, through an initial public offering of Penwest's stock.

     In contemplation of the Company's initial public offering, a 2907.66-for-1 stock split occurred on October 8, 1997, transforming the Company's capital structure from 50,000 shares, $1.00 par value per share, of common stock authorized and 5,000 shares of common stock outstanding to 39,000,000 shares, $.001 par value per share, of common stock authorized and 14,538,282 shares of common stock outstanding and 1,000,000 shares of preferred stock, $.001 par value per share, authorized, that may be issued by the Board in one or more series. Accordingly, all share and per share data have been retroactively adjusted to give effect to the stock split.

     The Company expects to file a Registration Statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public. In connection with the proposed public offering, the Board authorized the issuance and sale by the Company of up to 2,500,000 shares of common stock, plus up to an additional 375,000 shares to cover over-allotments.

                          PENWEST PHARMACEUTICALS CO.

  Information for the nine-month period ended September 30, 1996 is unaudited

     The Parent has announced its intent, subject to the satisfaction of certain conditions, including receipt of a favorable tax ruling from the Internal Revenue Service or a written opinion from Ernst & Young LLP, to divest its ownership interest in the Company by means of a tax-free distribution to its shareholders, which is anticipated to occur for the second quarter of 1998.

     In anticipation of the offering and Penford's announced intention to divest its ownership interest in the Company, the Company and Penford have entered into a number of agreements which will become effective upon the closing of the offering. Those agreements include: a service agreement under which Penford will continue to provide on an interim basis, certain general corporate services (including accounting, audit, treasury, financial and human resources, insurance and tax) which will be charged to the Company on an actual or allocated basis prior to the Spin-off and on an actual or allocated basis, plus specified percentage negotiated by and mutually agreeable to Penford and Penwest; a tax allocation agreement wherein for as long as the Company participates in the consolidated tax returns, calculated on a separate return basis, of Penford, the Company will be required to pay to or be entitled to receive from Penford its allocable portion of consolidated federal or state income tax liability or credits, other than credits related to net operating losses; an excipients supply agreement under which Penford will manufacture and supply exclusively to Penwest all of the Company's EMDEX and CANDEX requirements under pricing and quantity terms that the Company believes approximate fair market value; and an employee benefits agreement under which Penford will enable employees of the Company to continue to be covered under Penford's long-term disability insurance and group life insurance policies until Penford's divestiture of the Company's stock and under Penford's Savings and Stock Ownership plan and medical, dental, vision and flexible benefits plans until December 31, 1997, under all of which the Company will be charged actual costs incurred by Penford for the Company's employees. Subsequent to the closing of the Offering no terminating liabilities will be incurred by Penwest related to employee benefits, including the Penford defined benefit plan.

  Stock Plans

     In contemplation of the initial public offering of the Company's stock, the Company adopted the 1997 Equity Incentive Plan (the "Plan") under which the Board of Directors or its compensation committee is authorized to grant stock options, stock appreciation rights, restricted stock, deferred stock, performance units, or any combination thereof, to directors, employees, directors, officers, consultants or advisors of the Company. There are 3,500,000 shares are available for grant under the terms of the Plan. These options are to be granted at prices equal to the fair market value of common stock at the date of grant and vest over a period not to exceed four years. Options granted under the Plan must be exercised within ten years of grant, unless a shorter period is designated at the time of grant. No options can be awarded under the Plan after ten years. In connection with the offering, options to purchase 715,000 shares of common stock at the initial public offering price were granted. In addition, the Company adopted the 1997 Employee Stock Purchase Plan which will enable employees of the Company to purchase stock at 85% of market value as defined in the plan. There are 300,000 shares available under the Plan.

     In October 1995, the FASB issued Statement No. 123, "Accounting for Stock Based Compensation," which is effective for the Company's 1997 financial statements. Statement No. 123 allows companies to either account for stock-based compensation under the new provisions of Statement No. 123 or under the provisions of APB No. 25, but requires pro forma disclosure in the footnotes to the financial statements as if the measurement provisions of Statement No. 123 had been adopted. The Company intends to continue accounting for its stock-based compensation in accordance with the provisions of APB No. 25. As such, the adoption of Statement No. 123 has not impacted the results of operations of the Company.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the Registrant's expenses in connection with the issuance and distribution of the securities being registered. Except for the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Listing Fee, the amounts listed below are estimates:

    Registration fee.........................................................  $   10,455
    NASD filing fee..........................................................       3,950
    Nasdaq National Market listing fee.......................................      50,000
    Printing and engraving expenses..........................................     105,000
    Legal fees and expenses..................................................     200,000
    Accounting fees and expenses.............................................     300,000
    Blue Sky fees and expenses (including legal fees)........................      10,000
    Transfer agent and registrar fees and expenses...........................       2,500
    Financial adviser fee....................................................     300,000
    Miscellaneous............................................................      18,095
                                                                                  -------
              Total..........................................................  $1,000,000
                                                                                  =======

     The Company will bear all expenses shown above.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Washington Business Corporation Act and the Registrant's Amended and Restated Bylaws provide for indemnification of the Registrant's directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Reference is made to the Registrant's Amended and Restated Bylaws filed as Exhibits 3.2 hereto. The officers and directors of the Registrant are currently covered under director and officer liability insurance maintained by Penford Corporation, the parent of the Registrant. The Registrant expects to obtain its own director and officer liability insurance prior to or effective on the Spin-off.

     In addition, the Underwriting Agreement, the form of which is filed as
Exhibit 1.1 hereto, contains provisions for indemnification by the Underwriters of the Registrant and its officers, directors and controlling stockholders against certain liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     No securities of the Registrant have been issued during the three years preceding the date of this Registration Statement.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) Exhibits:


EXHIBIT
  NO.                                             DESCRIPTION
-------         --------------------------------------------------------------------------------
   1.1      --  Form of Underwriting Agreement.
   3.1*     --  Amended and Restated Articles of Incorporation.
   3.2*     --  Amended and Restated Bylaws of the Company.
   4.1**    --  Specimen certificate representing the Common Stock.

EXHIBIT
  NO.                                             DESCRIPTION
-------         --------------------------------------------------------------------------------
   5.1**    --  Opinion of Edmund O. Belsheim, Jr.
 +10.1*     --  Product Development and Supply Agreement dated August 17, 1994 by and between the Registrant and Mylan Pharmaceuticals Inc. ("Mylan").
 +10.2*     --  Product Development and Supply Agreement dated August 3, 1995 by and between the
                Registrant and Mylan.
 +10.3*     --  Product Development and Supply Agreement dated March 22, 1996 by and between the
                Registrant and Mylan.
 +10.4*     --  Sales and Distribution Agreement dated January 3, 1997 by and between the
                Registrant and Mylan.
 +10.5*     --  Product Development and Supply Agreement dated May 31, 1996 by and between the
                Registrant and Kremers Urban Development Company.
 +10.6*     --  Product Development and Supply Agreement dated August 30, 1996 by and between the Registrant and Kremers Urban Development Company.
 +10.7*     --  Product Development, License and Supply Agreement dated February 28, 1997 by and between the Registrant and Sanofi Winthrop International S.A., as amended.
 +10.8*     --  Agreement dated May 26, 1995 by and between the Registrant and Leiras OY.
 +10.9*     --  Agreement dated July 27, 1992 by and between the Registrant and Leiras OY.
+10.10*     --  Strategic Alliance Agreement dated as of September 17, 1997 by and between the
                Registrant and Endo Pharmaceuticals Inc.
 10.11*     --  1997 Equity Incentive Plan.
 10.12*     --  1997 Employee Stock Purchase Plan.
  10.13     --  Form of Separation Agreement to be entered into between the Registrant and
                Penford Corporation ("Penford").
  10.14     --  Form of Excipient Supply Agreement to be entered into between the Registrant and
                Penford.
  10.15     --  Form of Services Agreement to be entered into between the Registrant and
                Penford.
  10.16     --  Form of Tax Allocation Agreement to be entered into between the Registrant and
                Penford.
  10.17     --  Form of Employee Benefits Agreement to be entered into between the Registrant and Penford.
  10.18     --  Recognition and Incentive Agreement dated as of May 14, 1990 between the
                Registrant and Anand Baichwal, as amended.
  21.1*     --  Subsidiaries.
  23.1      --  Consent of Ernst & Young LLP.
 23.2**     --  Consent of Edmund O. Belsheim, Jr. (included in Exhibit 5.1).
  24.1*     --  Power of Attorney.
  27.1*     --  Financial Data Schedule.


---------------

 * Previously filed.



** To be filed by amendment.


 + Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Commissioner.

     (B) Financial Statements Schedules:

          Schedule II -- Valuation and Qualifying Accounts

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(2) or (3) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Patterson, New York, on November 10, 1997.


                                          PENWEST PHARMACEUTICALS CO.


                                          By: /s/ JOHN V. TALLEY, JR.

                                            ------------------------------------

                                            John V. Talley, Jr.


                                            President and Chief Operating
                                              Officer


                        POWER OF ATTORNEY AND SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                              TITLE(S)                   DATE
------------------------------------------  ------------------------------  -----------------

                    *                       Chairman, Chief Executive       November 10, 1997
------------------------------------------    Officer and Director
             Tod R. Hamachek                  (Principal Executive
                                              Officer)

                    *                       Vice President, Finance and     November 10, 1997
------------------------------------------    Chief Financial Officer
             Jennifer L. Good                 (Principal Financial and
                                              Accounting Officer)

                    *                       Director                        November 10, 1997
------------------------------------------
             Paul E. Freiman

                    *                       Director                        November 10, 1997
------------------------------------------
           Jere E. Goyan, Ph.D.

                    *                       Director                        November 10, 1997
------------------------------------------
              Rolf H. Henel

                    *                       Director                        November 10, 1997
------------------------------------------
           Robert J. Hennessey

                    *                       Director                        November 10, 1997
------------------------------------------
            N. Stewart Rogers

         /s/ JOHN V. TALLEY, JR.            Director                        November 10, 1997
------------------------------------------
           John V. Talley, Jr.

                    *                       Director                        November 10, 1997
------------------------------------------
      W. Leigh Thompson, Ph.D., M.D.



*By: /s/ JOHN V. TALLEY, JR.

     ---------------------------------

     John V. Talley, Jr.


     Attorney-in-fact

                   REPORT OF INDEPENDENT AUDITORS ON SCHEDULE

     We have audited the consolidated financial statements of Penwest Pharmaceuticals Co. as of September 30, 1997 and December 31, 1996 and 1995, and for the nine-month period ended September 30, 1997, and each of the three years in the period ended December 31, 1996, and have issued our report thereon dated October 11, 1997, included elsewhere in this Registration Statement. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP
Stamford, Connecticut
October 11, 1997

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                          PENWEST PHARMACEUTICALS CO.
                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                     BALANCE AT    CHARGED TO
                                    BEGINNING OF   COSTS AND    CHARGED TO OTHER        DEDUCTIONS           BALANCE AT
                                       PERIOD       EXPENSES    ACCOUNTS DESCRIBE        DESCRIBE           END OF PERIOD
                                    ------------   ----------   -----------------   -------------------   -----------------
Nine month period ended September
  30, 1997
Allowance for Doubtful Accounts....     $237          $  0             --                     --                $ 237
                                        ====           ===            ===                   ====                 ====
Year ended December 31, 1996
Allowance for Doubtful Accounts....     $200          $ 37             --                     --                $ 237
                                        ====           ===            ===                   ====                 ====
Year ended December 31, 1995
Allowance for Doubtful Accounts....     $187          $ 28             --                    (15)(1)            $ 200
                                        ====           ===            ===                   ====                 ====
Year ended December 31, 1994
Allowance for Doubtful Accounts....     $198          $ 55             --                    (66)(1)            $ 187
                                        ====           ===            ===                   ====                 ====

---------------
(1) Write-off of bad debts

                                    EXHIBITS


                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
  NO.                                        DESCRIPTION                                   PAGE
-------         ---------------------------------------------------------------------  ------------
   1.1      --  Form of Underwriting Agreement. .....................................
   3.1*     --  Amended and Restated Articles of Incorporation. .....................
   3.2*     --  Amended and Restated Bylaws of the Company. .........................
   4.1**    --  Specimen certificate representing the Common Stock. .................
   5.1**    --  Opinion of Edmund O. Belsheim, Jr. ..................................
 +10.1*     --  Product Development and Supply Agreement dated August 17, 1994 by and between the Registrant and Mylan Pharmaceuticals Inc. ("Mylan"). ....
 +10.2*     --  Product Development and Supply Agreement dated August 3, 1995 by and between the Registrant and Mylan. ...................................
 +10.3*     --  Product Development and Supply Agreement dated March 22, 1996 by and between the Registrant and Mylan. ...................................
 +10.4*     --  Sales and Distribution Agreement dated January 3, 1997 by and between the Registrant and Mylan. ...........................................
 +10.5*     --  Product Development and Supply Agreement dated May 31, 1996 by and between the Registrant and Kremers Urban Development Company. .......
 +10.6*     --  Product Development and Supply Agreement dated August 30, 1996 by and between the Registrant and Kremers Urban Development Company. .......
 +10.7*     --  Product Development, License and Supply Agreement dated February 28,
                1997 by and between the Registrant and Sanofi Winthrop International
                S.A., as amended. ...................................................
 +10.8*     --  Agreement dated May 26, 1995 by and between the Registrant and
                Leiras OY. ..........................................................
 +10.9*     --  Agreement dated July 27, 1992 by and between the Registrant and
                Leiras OY. ..........................................................
+10.10*     --  Strategic Alliance Agreement dated as of September 17, 1997 by and between the Registrant and Endo Pharmaceuticals Inc. ................
 10.11*     --  1997 Equity Incentive Plan. .........................................
 10.12*     --  1997 Employee Stock Purchase Plan. ..................................
  10.13     --  Form of Separation Agreement to be entered into between the
                Registrant and Penford Corporation ("Penford"). .....................
  10.14     --  Form of Excipient Supply Agreement to be entered into between the
                Registrant and Penford. .............................................
  10.15     --  Form of Services Agreement to be entered into between the Registrant and Penford. ........................................................
  10.16     --  Form of Tax Allocation Agreement to be entered into between the
                Registrant and Penford. .............................................
  10.17     --  Form of Employee Benefits Agreement to be entered into between the
                Registrant and Penford. .............................................
  10.18     --  Recognition and Incentive Agreement dated as of May 14, 1990 between the Registrant and Anand Baichwal, as amended. ......................

                                                                                       SEQUENTIALLY
EXHIBIT                                                                                  NUMBERED
  NO.                                        DESCRIPTION                                   PAGE
-------         ---------------------------------------------------------------------  ------------
  21.1*     --  Subsidiaries. .......................................................
  23.1      --  Consent of Ernst & Young LLP. .......................................
 23.2**     --  Consent of Edmund O. Belsheim, Jr. (included in Exhibit 5.1). .......
  24.1*     --  Power of Attorney. ..................................................
  27.1*     --  Financial Data Schedule. ............................................


---------------

 * Previously filed.



** To be filed by amendment.


+ Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Commissioner.